*Konover Property Trust Inc

ARIS
P.E. 12/31/01

02031485

2001

ANNUAL REPORT

KONOVER
PROPERTY TRUST

TO OUR SHAREHOLDERS:

2001 was a year of substantial change for our Company. We started the year with a move into a new headquarters building, 282 employees, a portfolio of 66 outlet and neighborhood or community shopping centers, $403 million of debt, and only a little cash. Our immediate goals were to become a community shopping center REIT by selling non-core assets, reduce debt, focus on the operation of our real estate business, generate some cash reserves, and begin to determine a new future for Konover Property Trust.

We accomplished many of these goals. By year-end, we were a leaner organization with a core portfolio of community shopping centers.

The most significant change occurred in September when we sold 31 properties for $180 million. This transaction included all operating outlet centers and resulted in a reduction of $165 million of debt. Of that debt, $156 million would have come due in 2002. Our analysis of the debt markets in the spring of 2001 for outlet properties indicated that we would have been hard-pressed to refinance our outlet properties at that level of debt, and we would have paid a substantially higher interest rate.

We also sold most of our remaining non-core assets. First, the Nashville outlet center was sold for $5.6 million, bringing us even closer to our goal of a homogeneous community shopping center portfolio. Then, we sold 2,110 of the 2,700 acres of undeveloped land in Brunswick County, North Carolina held in a joint venture, affording the ability to pay off all outstanding debt on this property. Marketing efforts continue for the sale of the remaining land.

In addition, Shoreside, a community shopping center in North Carolina's Outer Banks, was sold in 2001. We saw no meaningful potential for growth here, so the $7.5 million sale delivered the maximum return on this asset.

The result of these transactions is that only two non-core properties remain in our portfolio. Our Las Vegas outlet center, only minimally operational, is being marketed now primarily for its land value. While we've seen interest, no acceptable offers have been received. Naturally, we are anxious to sell this property, but since there is no debt, we can maximize its sale value by holding it until the tourist economy recovers. Likewise, the balance of the land in Brunswick County, North Carolina will also be sold as the economy improves.

We have also been marketing one other property for sale, Mount Pleasant Towne Centre near Charleston, South Carolina. Mount Pleasant is an outstanding property, but it is more of a lifestyle center in terms of operation and shopper expectations. It is also a property in which we have substantial capital, and it is our belief that, as we work through strategic alternatives with our Board, monetizing this capital would be beneficial to our shareholders. We hope to announce a purchase and sale agreement soon.

Finally, in February 2002, we sold RMC, our Florida third party management business, to Suzanne Rice, the daughter of its founder. When we acquired RMC Realty in 1999, it was with the objective of increasing our presence and generating new development opportunities in the Florida market. However, we were unable to generate new development projects or operate the third party management business at a profit, so wisdom dictated a sale. The sale of RMC eliminates a distraction from our owned and joint venture properties and provides further reduction in operating costs.

As a result of these dispositions, we substantially reduced senior management overhead, creating a flatter organization of 77 employees. Our "new" portfolio is composed of 37 neighborhood and community shopping centers in six states (including four joint venture projects and Mount Pleasant Towne Centre), plus the Las Vegas outlet center and approximately 600 acres of land in Brunswick County. With a smaller portfolio, leaner staff and no distractions, we are now well-positioned to capitalize on a new direction.

What the direction will be is now under consideration by the Special Committee of the Board of Directors and our financial advisor, Credit Suisse First Boston. Options available to us include the sale of the Company; a merger; privatization; or continuation as a restructured public company. During this extremely comprehensive process, we have explored a range of business solutions with interested parties and have also evaluated the restructuring of the Company as an ongoing entity. As you may know, we have reported that we have received a number of non-binding expressions of interest, including one from Prometheus Southeast Retail Trust for $1.75 per share in cash. We expect a definitive recommendation in the second quarter of 2002.

In the meantime, there is still much to be done in a time in which retail news is less than positive. While the two Kmart stores in our centers were not on the list of stores to be closed, Kmart has requested a rent reduction at one location. We are now in negotiations, and while we do not expect this store to go dark, we expect to see a reduction in rent while Kmart reorganizes.

Other issues of concern in 2002 include general occupancy and the potential impact of five Winn-Dixie stores occupying 244,000 square feet in our centers. One of these stores is now closed, and Winn-Dixie remains obligated for rental payments. We also have a number of other "economic occupancy" concerns, including a Wal-Mart in Mobile and an Ingle's grocery in Atlanta. As to our occupancy rates, we have seen a 3% decline across the board (excluding development properties). This increased vacancy is primarily the result of Phar-Mor's Chapter 11 restructuring announced last September that prompted the closing of two stores totaling 139,000 square feet. In addition, we lost a 43,000 square foot anchor tenant at Dukes Plaza in Virginia.

We have devoted a great deal of time to these "big box" issues. We see progress from this effort, and we're hopeful that we'll be able to convert much of this space into leases in 2002.

In addition to our leasing effort, we have increased capital expenditure budgets for 2002 to fund deferred maintenance at our centers and a renovation of Lake Washington Crossing in Melbourne, Florida. Our plans also include substantial investment in some of our other centers where big box space is available.

These tasks form our agenda for 2002. We appreciate your support throughout the challenges of 2001, and we hope the fact that we did what we said we'd do last year will increase your confidence in our ability to maximize the value of your investment in Konover Property Trust.

Finally, on a personal note, I want to thank our employees for their extraordinary effort over the past year under intense pressure and trying circumstances. My thanks also go to our Board of Directors for the wise counsel and countless hours they have provided management.

Yours truly,

J. Michael Maloney
President & Chief Executive Officer

UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2001

OR

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-11998

KONOVER PROPERTY TRUST, INC.

(Exact name of Registrant as Specified in Its Charter)

Maryland	56-1819372
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3434 Kildaire Farm Road, Suite 200
Raleigh, North Carolina 27606
(Address of Principal Executive Offices) (Zip Code)

(919) 372-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting stock held by non-affiliates of the Registrant, at March 20, 2002, was approximately $20.1 million.

At March 20, 2002, there were 31,920,185 shares of the Registrant's Common Stock, $.01 par value, outstanding.

KONOVER PROPERTY TRUST, INC.
INDEX TO FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2001

PART I

ITEM 1. BUSINESS

GENERAL

Konover Property Trust, Inc. (the "Company"), formerly FAC Realty Trust, Inc., was incorporated on March 31, 1993 as a self-advised and self-managed real estate investment trust (REIT). The Company is principally engaged in the acquisition, development, ownership and operation of retail shopping centers in the Southeast. The Company's revenues are primarily derived under real estate leases with national, regional and local retailing companies.

As discussed further in "Significant 2001 Transactions," the Company sold 33 centers during 2001. On December 31, 2001, the Company's owned properties consisted of:

1. thirty-one community shopping centers in six states aggregating approximately 4,003,000 square feet;
2. two centers that are held for sale consisting of a 426,000-square-foot operating community shopping center and a 230,000-square-foot non-operating outlet center; and
3. one mixed-use center under development with 110,000 square feet of retail space and 97,000 square feet of office space in the preliminary phase of lease up.

In addition, the Company had investments in:

- three operating joint-venture community centers with 246,000 square feet and one joint venture community center under development throughout the majority of 2001 with 98,000 square feet;
- a land-development joint venture consisting of approximately 590 acres; and
- a third-party management company located in Florida with 6.9 million square feet under management or leasing contracts, which was sold on February 28, 2002 (see "Sale of Florida Property Management Business in 2002").

Additional information regarding our joint ventures is set forth at "Managements Discussion and Analysis of Financial Condition and Results of Operations – Investment In and Advances to Unconsolidated Entities."

The weighted-average square feet of gross leasable area was 8.1 million square feet for the year ended December 31, 2001 and 9.4 million square feet for the same period in 2000.

As of December 31, 2001, the Company had a majority economic interest in Sunset KPT Investment, Inc., which is taxed as a regular corporation. Sunset KPT Investment, Inc. has the ability to develop properties, buy and sell properties, provide equity to developers and perform third-party management, leasing and brokerage services. The Company held substantially all of the non-voting common stock of this taxable subsidiary. All of the voting common stock was held by a company affiliated with a director of the Company. Accordingly, these entities are accounted for

under the equity method for investments. In January 2002, the Company acquired the remaining interest in Sunset KPT Investment, Inc. from the affiliate of a director.

On December 17, 1997, following shareholder approval, the Company changed its domicile from the State of Delaware to the State of Maryland. The reincorporation was accomplished through the merger of FAC Realty, Inc. into its Maryland subsidiary, Konover Property Trust, Inc. (formerly FAC Realty Trust, Inc.). Following the reincorporation on December 18, 1997, the Company reorganized as an umbrella partnership real estate investment trust (an "UPREIT"). The Company then contributed to KPT Properties, L.P. (formerly FAC Properties, L.P.), a Delaware limited partnership (the "Operating Partnership"), all of its assets and liabilities. In exchange for the Company's assets, the Company received limited partnership interests ("Units") in the Operating Partnership in an amount and designation that corresponded to the number and designation of outstanding shares of capital stock of the Company at the time. The Company is the sole general partner of the Operating Partnership and owns a 97% interest as of December 31, 2001. As additional limited partners are admitted to the Operating Partnership in exchange for the contribution of properties, the Company's percentage ownership in the Operating Partnership will decline. As the Company issues additional shares of capital stock, it will contribute the proceeds from that capital stock to the Operating Partnership in exchange for a number of Units equal to the number of shares that the Company issues. The Company conducts all of its business and owns all of its assets through the Operating Partnership (either directly or through subsidiaries) such that a Unit is economically equivalent to a share of the Company's common stock.

BUSINESS STRATEGY

As discussed in "Significant 2001 Transactions," the Company achieved its goal of disposing of its outlet portfolio, with the exception of one remaining outlet center located in Las Vegas, Nevada, which has minimal rental operations as it is being marketed for sale. The Company continues to evaluate various long-term strategic alternatives and has engaged Credit Suisse First Boston ("CSFB") as a financial advisor.

The Company's immediate focus will be on:

1. Working with CSFB in evaluating the Company's strategic alternatives, which may include the sale of the Company, privatization or a merger or other business combination.

2. Improving property operations of its 37 community shopping center portfolio, including owned and joint venture properties, to enhance overall property NOI and thus the overall value of the Company. In connection with this focus, the Company has increased its budgeted investment in capital improvements and maintenance plans for 2002 to include remodeling/redevelopment of certain shopping centers; and

3. Continue to market for sale non-core assets: the remaining outlet property and approximately 590 acres of undeveloped land held in a venture. The Company will also continue to market a 426,000-square-foot community shopping center in order to further diversify its capital investment risks.

These abovementioned goals will require senior management's full attention. The Company does not intend to begin any new development or acquisition projects during 2002.

The Company intends to continue selective expansion and redevelopment of its existing centers. The Company's philosophy is to expand or redevelop its existing centers in response to tenant demand. Prior to commencement of any type of redevelopment, the Company conducts a complete analysis to determine the overall shareholder benefit and requires significant tenant commitment as well. The Company intends to fund future expansions and redevelopments primarily through use of the outlet portfolio sale proceeds.

The Company's asset management team, which includes leasing, marketing, finance, and property management and development personnel, continually evaluates potential opportunities at its existing centers for further expansion, remerchandising, capital improvements and renovation, all in an effort to increase overall property value. The Company monitors each center's sales, occupancy and overall performance to determine its potential. Properties that may be underperforming are considered for re-tenanting, change of use or, in some cases, sale.

SIGNIFICANT 2001 TRANSACTIONS

Outlet Portfolio Sale. On September 25, 2001, the Company completed the sale of a portfolio of 28 outlet shopping centers and three community centers in 17 states totaling 4.3 million square feet for $180 million to Chelsea GCA Realty, Inc. The loss on the sale of the outlet portfolio approximated the adjustment to the carrying value of the outlet portfolio properties of $100.5 million recorded in the quarter ended June 30, 2001.

Concurrent with the sale of the outlet assets, the Company refinanced certain existing debt with a new term loan of $58 million secured by 14 community shopping centers. The term loan has an interest rate of 320 basis points over one-month LIBOR, with a LIBOR floor of 4.0%, and expires in November 2003. The term loan can be extended for an additional year providing there are no events of default and the Company extends an interest rate protection agreement for the period of extension.

The transaction with Chelsea included the assumption and/or paydown of approximately $165 million in current indebtedness secured by the sold properties. Net proceeds from the sale of the outlets and the $58 million financing was approximately $15 million.

Property Dispositions. During 2001, the Company sold a 286,000-square-foot outlet center in Nashville, Tennessee and the Shoreside community center in Kitty Hawk, North Carolina. The combined sales price of both properties was approximately $13.1 million. The Company repaid $5.5 million of debt with the proceeds from the Shoreside sale.

Land Disposition. During 2001, the Company, through one of its joint ventures, sold 2,110 acres of undeveloped land in Brunswick County, North Carolina for $9.3 million in cash and a $2.2 million note. The proceeds were used to pay off $5.0 million in debt on the undeveloped land. The available cash was distributed to the venture partners. The Company received $1.5 million in cash, and the Company will also receive a $2.2 million note receivable, which is due in June 2002.

DEVELOPMENT ACTIVITY

Millpond Village. During 2001, the Company significantly completed the construction of the 207,000-square-foot office/retail community center in Raleigh, North Carolina. The retail phase is anchored by Lowes Foods, which opened in June 2001. The Company's headquarters is currently located in the center. The project is in the preliminary phase of lease up. As of December 31, 2001, the retail portion of the property is 76% leased, and the office portion is not occupied by any tenant other than the Company.

Falls Pointe. The Company completed development of its Falls Pointe venture project located in Raleigh, North Carolina in 2001. The center is anchored by Harris Teeter, which opened in October 2001. Falls Pointe is 94% leased at December 31, 2001.

SALE OF FLORIDA PROPERTY MANAGEMENT BUSINESS IN 2002

On February 28, 2002, the Company sold RMC/Konover Trust LLC ("RMC") to RMC Management Company LLC, a Florida limited liability company whose sole member is Suzanne L. Rice, a former officer of the Company. Under the terms of the agreement, the entity affiliated with Ms. Rice will assume the operating assets, third-party liabilities and property management and leasing contracts for 70 shopping centers totaling 6.5 million square feet. The Company will retain the Sunrise, Florida office that manages and leases five of the Company's Florida shopping centers, along with three other third-party management and leasing contracts.

FINANCIAL INFORMATION ABOUT SEGMENTS

For financial information about segments, refer to footnote 17 of the attached "Audited Consolidated Financial Statements."

COMPETITION

Participants in the commercial real estate development, management and investment industry compete for desirable sites, tenants and financing. The industry is fragmented, and we compete with local and national developers and owners of retail property. Many of our national competitors have greater assets and resources than the Company. The principal competitive factors in attracting tenants in our market areas are location, price, anchor tenants, sales-volume potential and the physical conditions of the property.

ENVIRONMENTAL MATTERS

Phase I environmental site assessments and when applicable, Phase II assessments (which generally include environmental sampling, monitoring or laboratory analysis) have been completed by the Company with respect to all of its properties either as required by a lender or upon acquisition/development. Current studies are all dated subsequent to 1995.

None of these environmental assessments or subsequent updates revealed any environmental liability that management believes would have a material adverse effect on the Company. No assurances can be given that (i) the environmental assessments detected all environmental hazards, (ii) future laws, ordinances or regulations will not impose any material environmental liability, or (iii) current environmental conditions of the Properties will not be affected by tenants, by properties in the vicinity of the Properties, or by third persons unrelated to the Company.

The Company's policy going forward is to obtain new environmental site assessments on all acquisition or development properties prior to purchase.

INSURANCE

We carry insurance coverage on our properties of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. We believe all of our properties are adequately insured. There are types of losses, however, such as from wars, acts of terrorism and catastrophic acts of nature, for which we cannot obtain insurance at all or at a reasonable cost. An uninsured loss or a loss in excess of our insurance limits could materially and adversely affect our business and financial condition and results of operations.

EMPLOYEES

As of March 1, 2002, the Company and its affiliates employed 77 persons, 49 of whom are located at the Company's headquarters in Raleigh, North Carolina. The remaining 28 employees are property management, marketing and maintenance personnel located at the Properties.

ITEM 2. PROPERTIES

The following tables set forth the location of, and certain information relating to, the Company's owned operating and non-operating properties (excluding joint ventures) as of December 31, 2001:

State	Total Number of Centers	Land Area (Acres)	Gross Leasable Area (GLA)	Percentage of Total GLA	Economic Occupancy
Community Centers:					
Alabama	1	53.5	525,505	10.8%	73.1%
Florida	7	107.1	957,837	19.7%	88.2%
Georgia	2	13.9	229,781	4.7%	98.7%
North Carolina	9	158.6	1,122,424	23.1%	91.1%
South Carolina	5	44.2	383,775	7.9%	93.8%
Virginia	7	91.2	783,555	16.1%	77.9%
Subtotal Community Centers	31	468.5	4,002,877	82.3%	86.1%
Other — Operating:					
North Carolina	1	54.7	207,172	4.2%	57.4%
South Carolina	1	43.7	426,486	8.8%	94.8%
Subtotal Other — Operating:	2	98.4	633,658	13.0%	82.6%
Other — Non-operating:					
Nevada	1	25.7	229,959	4.7%	15.7%
Total All Properties	34	592.6	4,866,494	100.0%	82.4%

State	Center	City	Land Area (Acres)	Year Built	Gross Leasable Area	Key Tenants	Economic Occupancy
Community Centers:							
Alabama	Mobile Festival	Mobile	53.5	1986	525,505	Circuit City, Marshall's, Office Max, Wal-Mart	73.1%
Florida	Crossroads at Mandarin	Jacksonville	10.6	1987	72,136	Food Lion	96.1%
	Eastgate Plaza	Pensacola	19.9	1981	181,910	Winn-Dixie	85.4%
	Hollywood Festival	Hollywood	14.1	1968	135,056	Winn-Dixie	92.5%
	Lake Point Centre	West Palm Beach	13.6	1997	119,570	Winn-Dixie, Walgreens	81.6%
	Lake Washington	Melbourne	13.3	1987	119,208	Publix	82.4%
	Oakland Park	Oakland	14.5	1966	132,226	Winn-Dixie, Eckerd	85.5%
	Square One	Stuart	21.1	1989	197,731	Home Depot, PetsMart	94.1%
Georgia	Merchant's Festival (1)	Marietta	13.9	1984	151,820	Pier 1 Imports	98.0%
	South Cobb Festival (2)	Smyrna	Lease	1967	77,961	Beall's	100.0%
North Carolina	Bolling Creek	Roanoke Rapids	5.0	1992	41,090	Food Lion	100.0%
	Celebration at Six Forks	Raleigh	11.1	1979	125,937	Pulse Athletic Club	82.1%
	Durham Festival	Durham	11.8	1968	131,825	Kroger	100.0%
	Eastgate	Raleigh	6.0	1966	52,575	Books-a-Million	100.0%
	Gateway	Wilson	21.4	1992	167,207	Kmart	100.0%
	Lenoir Festival	Lenoir	42.2	1968	144,239	Kmart, Bi-Lo	100.0%
	Stanton Square	Greenville	13.6	1985	125,094	Food Lion	94.1%
	Tower	Raleigh	19.3	1976	153,077	Food Lion, Kerr Drug Eckerd,	90.9%
	Waverly Place	Cary	27.3	1987	181,380	Wellspring Grocery	75.5%

State	Center	City	Land Area (Acres)	Year Built	Gross Leasable Area	Key Tenants	Economic Occupancy
South Carolina	Braves Village (3)	Myrtle Beach	6.8	1985	59,762	Food Lion	85.6%
	Grove Park	Orangeburg	9.6	1991	106,617	Bi-Lo	96.2%
	Patriots Plaza	Mt. Pleasant	13.6	1997	115,632	Bi-Lo, Staples	91.0%
	Robertson Corners	Walterboro	5.1	1998	47,640	Food Lion	100.0%
	University Shoppes	Conway	9.1	1997	54,124	Food Lion, Revco	98.3%
Virginia	Brookneal	Brookneal	5.4	1993	28,161	Food Lion	100.0%
	Dukes Plaza	Harrisonburg	17.5	1997	139,956	n/a	60.1%
	Food Lion Plaza	Petersburg	5.4	1984	50,280	Food Lion	78.7%
	Keysville	Keysville	3.7	1993	40,227	Food Lion, Rite-Aid	100.0%
	Market Square	Danville	9.8	1989	55,909	Food Lion	97.9%
	Towne Square	Roanoke	35.7	1987	301,561	Office Max, Michael's	65.1%
	University Mall	Blacksburg	13.7	1973	167,461	Virginia Tech Math Emporium, CVS	100.0%
	Subtotal Community Centers		468.5		4,002,877		86.1%
Other-Operating:							
North Carolina	Millpond Village-retail (4) (5)	Raleigh	54.7	2001	110,000	Lowes Food	73.9%
North Carolina	Millpond Village-office (4)	Raleigh	—	2001	97,172	KPT Properties L.P.	38.8%
South Carolina	Towne Centre (6) (7)	Mt. Pleasant	43.7	1999	426,486	Gap, Belk, Barnes & Noble, Bed, Bath & Beyond, Consolidated Theaters, Old Navy	94.8%
	Subtotal Other-Operating:		98.4		633,658		82.6%
Other — Non-operating:							
Nevada	Las Vegas (7)	Las Vegas	25.7	1992	229,959		15.7%
Total All Properties			592.6		4,866,494		82.4%

(1.) The Company holds a ground lease on an additional 0.78 acres at Merchants Festival at a monthly rate of $672 ($8,064 annually). The lease provides for a 12% increase in rent every 10 years and expires March 31, 2048.

(2.) The Company holds a ground lease on 9.1 acres at Smyrna, Georgia at an annual payment of approximately $27,000 and expires in 2026.

(3.) In addition to the owned 6.75 acres at Braves Village, the Company leases the adjacent tract of 7.91 acres of land under two ground leases at an annual combined cost of $14,242 through May 31, 2005 and December 31, 2004. Each ground lease contains nine 5-year renewal options.

(4.) Development property with Lowes Foods, which opened in June 2001, as anchor of retail space. For purposes of this table, land acreage is listed with the retail space.

(5.) The Company holds a ground lease on an additional 0.53 acres at Millpond Village. The Company paid a one-time consideration of $10 for the ground lease that expires in 2249.

(6.) The Company holds a ground lease which covers 1.41 acres that requires monthly payments of $6,955 ($83,820 annually) and expires June 10, 2015. This ground lease contains four 5-year options and one 10-year option.

(7.) Held for sale.

PROPERTIES HELD FOR SALE

As part of the Company's ongoing strategic evaluation of its portfolio of assets, management has been authorized to pursue the sale of certain properties that currently are not fully consistent with or essential to the Company's long-term strategies. Management evaluates all properties on a regular basis in accordance with its long-term strategy and in the future may identify other properties for disposition or may decide to defer the pending disposition of the assets now held for sale. Assets held for sale are valued at the lower of carrying value or estimated fair value less selling costs, and actual sales value may vary from these estimates. As part of the Company's ongoing strategic evaluation of its portfolio of assets, the Company intends to sell one remaining outlet center and a 426,000-square-foot community center. An adjustment to the carrying value of these two properties of $11.9 million was recorded in 2001. The Company continues to operate the community center. The one remaining outlet center had nominal rental operations in 2001. The Company is actively marketing the properties. The Company's Nashville property previously held for sale at December 31, 2000 was sold in December 2001 for its approximate net book value of $5.6 million.

The net carrying value of assets currently being marketed for sale at December 31, 2001 is $60.7 million. The held-for-sale community center property is encumbered by $46.0 million of indebtedness at December 31, 2001. There is no debt outstanding on the held-for-sale outlet property.

The following summary financial information pertains to the properties held for sale at December 31, 2001 and for the years ended December 31 (in thousands):

	2001	2000	1999
Revenues	$6,889	$ 6,975	$ 500
Operating expenses	2,287	1,894	546
NOI	4,602	5,081	(46)
Depreciation and amortization	1,449	2,124	667
Interest, net	3,912	4,784	563
Other	—	40	2
Net loss	$ (759)	$(1,967)	$(1,278)

PLANNED EXPANSIONS/REDEVELOPMENTS AND DEVELOPMENT PROJECTS

The Company continues the leasing efforts at Millpond Village. Located in Raleigh, North Carolina, this center is a 207,000-square-foot mixed-use center, consisting of 110,000 square feet of retail space and 97,000 square feet of office space. This center is anchored by Lowes Foods and is the Company's headquarters. The Company occupies 38,000 square feet of office space. In addition, the site allows for further development of certain outparcels through sale or lease.

The Company plans to remodel the Lake Washington shopping center. The Company estimates the remodeling will cost approximately $0.5 million in 2002. The Company's current plan also includes an investment of $0.5 million to $1.0 million in its Mobile Festival center during late 2002 and early 2003.

In undertaking expansions and redevelopments, the Company will incur certain risks, including the risk that it will spend funds on, and that management will devote time to, projects that may not come to fruition. In addition, completion of expansions and redevelopments will be subject to the availability of adequate debt or equity financing. Other risks inherent in expansion and redevelopment activities include possible cost-overruns, work stoppages and delays beyond the reasonable control of the Company. Accordingly, there can be no assurance if or when any or all of the Company's planned expansions or any other expansion or redevelopment projects will be completed or, if completed, that the costs of construction will not exceed, by a material amount, estimated costs.

ABANDONED TRANSACTION COSTS

The Company defers certain due diligence and other related costs in connection with the possible acquisition of income-producing properties, developments and venture projects. The Company evaluates the realization of the costs on an ongoing basis. Upon determining the Company is not going to proceed with the transaction, the Company charges these costs to abandoned transaction costs in the consolidated statement of operations of the Company's financial statements. The Company recorded $0.1 million, $1.3 million and $3.9 million of abandoned transaction costs in 2001, 2000 and 1999, respectively.

ADDITIONAL INFORMATION ABOUT MOUNT PLEASANT TOWNE CENTRE

As of December 31, 2001, the Company's center in Mount Pleasant, South Carolina, had a net book value that represented 14.2% of the total assets of the Company and generated 8.7% of the Company's total revenue. No other center owned as of December 31, 2001, accounted for greater than 8.7% of either the Company's 2001 revenue or the Company's total assets at December 31, 2001.

The 426,000-square-foot Mount Pleasant Towne Centre, which the Company holds in fee simple (other than 1.41 acres subject to a long-term ground lease), is encumbered by a $46.0 million term loan. The term loan has an interest rate of 7.58% and expires in January 2011.

The Mount Pleasant Towne Centre, which opened in 1999, is located on 43.7 acres, five miles north of Charleston, South Carolina on Highway 17 North. The center's major tenants include: The Gap; Belk; Barnes & Noble; Old Navy; Bed, Bath and Beyond; and Consolidated Theaters. Consolidated Theaters is currently under lease for 14.4% of the center's total gross leasable area and generates 20.1% of the center's total revenues. No other tenant generates over 10% of the center's total revenue.

The Company currently has no plans to further expand or renovate the property. The center is currently held for sale and is being actively marketed. In 2001, the annual property taxes on the center were $0.7 million.

The following table discloses the occupancy rate and average effective annual rental revenue per square foot with respect to the Mount Pleasant Towne Centre for each of the last two years ending December 31, 2001:

Year ended December 31,	Occupancy Rate	Annual Rental Revenue per Sq. Ft.(1)
2001	94.8%	$16.11
2000	94.5%	$16.33

(1) Annual Rental Revenue consists of base and percentage rents plus recoveries from tenants.

The following table shows the lease expirations for tenants in occupancy at the Mount Pleasant Towne Centre as of December 31, 2001:

Year	Leases to Expire(2)	Leased GLA (Sq. Ft.)(3)	Total Rental Revenue	% of Total Revenue	Average Annual Rent Per Sq.Ft.(4)
2002	—	—	$ —	—	$ —
2003	—	—	—	—	—
2004	20	62,998	1,365,376	19.6%	21.67
2005	11	21,301	494,583	7.1%	23.22
2006	11	70,013	1,433,008	20.6%	20.47
2007	2	3,834	102,612	1.5%	26.76
2008	1	2,042	40,442	0.6%	19.81
2009	4	14,246	307,467	4.4%	21.58
2010	6	61,350	900,473	12.9%	14.68
2011	1	5,882	159,787	2.3%	27.17
2012+	6	162,345	2,152,025	30.9%	13.26
Totals	62	404,011	$6,955,773	100%	$17.22

(2) Expirations assume no renewals or re-leasing for tenants in occupancy as of December 31, 2001.

(3) Total leased GLA is not equal to leasable GLA due to vacancies.

(4) Annual rental revenue in place at December 31, 2001.

Management believes that Mount Pleasant Towne Centre is adequately insured, but see "Business – Insurance" above. For a description of the Mount Pleasant Towne Centre's Federal tax basis, rate, method and life claimed with respect to the property, see "Exhibit Schedule III – Real Estate and Accumulated Depreciation."

TENANTS

General. Management believes the properties have a diverse tenant mix which includes many well-known brand retailers. A large portion of the Company's tenants are also large, publicly traded companies. The Company's brand tenant mix at its properties features retailers such as Barnes & Noble, Belk, Circuit City, Home Depot, Kmart, Old Navy, Staples, The Gap, Wal-Mart and grocers such as Food Lion, Publix, Kroger, Bi-Lo, Winn-Dixie and Harris Teeter.

Tenant Leases. The majority of the leases with the Company's tenants have terms of between five and ten years. The majority of these leases are triple-net leases, which require tenants to pay their pro rata share of utilities, real estate taxes, insurance and operating expenses. Some tenant leases do provide for exclusions for certain expenses and expense caps and the Company has modified some leases to a modified gross rent with annual increases.

TENANT CONCENTRATION

The following table provides certain information regarding the ten largest tenants (based upon total rental revenue excluding joint ventures) and other tenants for the year ended December 31, 2001:

Tenant	Total GLA Leased(1)	Percentage of Total GLA Leased	Number of Stores	Actual Total Rental Revenue(4)	% of Total Rental Revenue(4)
VF Factory Outlet, Inc. (3)	—	—	—	$ 4,639,452	6.2%
Food Lion, Inc.	373,627	9.3%	11	3,417,014	4.5%
Winn-Dixie Stores, Inc.	244,329	6.1%	5	2,374,228	3.2%
Kroger	134,490	3.3%	2	2,149,138	2.9%
Phillips-Van Heusen Corporation (3)	—	—	—	1,603,292	2.1%
Kmart (2)	186,747	4.7%	2	1,386,048	1.8%
Mt. Pleasant Consolidated Theatre	61,396	1.5%	1	1,305,348	1.7%
The Dress Barn, Inc. (3)	—	—	—	1,266,385	1.7%
Brown Group (3)	—	—	—	1,117,236	1.5%
Wal-Mart	104,339	2.6%	1	973,306	1.3%
Subtotal	1,104,928	27.6%	22	20,231,446	26.9%
Others	2,902,673	72.4%	599	54,881,842	73.1%
Total	4,007,601	100.0%	621	$75,113,288	100.0%

(1) Total leased GLA is not equal to leasable GLA due to vacancies.

(2) Kmart filed for bankruptcy in 2002. To date, the Company has not been notified of any store closings. Kmart has requested a 20% rent reduction on one of its leases. The Company is currently negotiating with Kmart on this lease.

(3) The Company sold those properties which included VF Factory Outlet, Inc., Phillips-Van Heusen Corporation, The Dress Barn, Inc. and the Brown Group in September 2001.

(4) Actual total rental revenue and % of total rental revenue is for the year ended December 31, 2001. Based on the Company's property disposals in 2001, the percentage of total rental revenue from these tenants will change significantly for 2002.

LEASE EXPIRATION

The following table shows tenant lease expirations for tenants in occupancy (excluding joint ventures) as of December 31, 2001 for the next ten years:

Year	Leases to Expire(1)	Leased GLA (Sq. Ft.)(2)	Rental Revenue	% of Total Rental Revenue	Average Rent Sq. Ft.
2002	160	507,905	$ 4,583,055	11.3%	$ 9.02
2003	99	295,793	3,621,830	9.0%	12.24
2004	125	447,777	5,950,017	14.7%	13.29
2005	65	310,347	3,325,455	8.2%	10.72
2006	72	541,936	5,510,036	13.6%	10.17
2007	15	244,676	2,211,289	5.5%	9.04
2008	13	89,609	1,060,638	2.6%	11.84
2009	16	77,776	1,020,008	2.5%	13.11
2010	12	91,981	1,225,814	3.0%	13.33
2011	12	177,458	1,680,979	4.2%	9.47
2012+	32	1,222,343	10,221,757	25.3%	8.36
Total	621	4,007,601	$40,410,879	100.0%	$10.08

(1) Expirations assume no renewals or re-leasing for tenants in occupancy as of December 31, 2001.

(2) Total leased GLA is not equal to leasable GLA due to vacancies.

SUMMARY OF DEBT ON INCOME PROPERTIES (EXCLUDES JOINT VENTURES)

Description	Maturity	Interest Rate	Outstanding Balance (In Thousands) 12/31/01	12/31/00	Notes
Fixed Rate					
Class A Mortgage Notes (1)	N/A	7.51%	$ —	$ 49,393	23 Properties
Class B Mortgage Notes (1)	N/A	7.87%	—	20,000	23 Properties
Class C Mortgage Notes (1)	N/A	8.40%	—	17,000	23 Properties
Permanent Debt Facility (1)	N/A	7.73%	—	66,139	11 Properties
Mortgage	Jan-11	7.58%	46,029	46,400	Towne Centre
Mortgage	May-18	10.13%	1,404	1,439	Bolling Creek
Mortgage	N/A	9.75%	—	2,541	Shoreside #1
Mortgage	N/A	8.75%	—	2,965	Shoreside #2
Mortgage	Jul-15	9.13%	996	1,035	Brookneal
Mortgage	Jul-15	9.13%	1,367	1,420	Keysville
Mortgage	Nov-07	7.37%	14,618	14,779	Towne Square
Mortgage	Nov-07	7.37%	6,924	7,000	University Mall
Mortgage	Dec-02	8.48%	5,227	5,414	Celebration
Mortgage	Nov-15	8.37%	2,039	2,122	Danville
Mortgage	Nov-05	7.88%	6,356	6,443	Durham Festival
Mortgage	May-14	7.63%	3,186	3,271	Lenoir Festival #1
Mortgage (2)	N/A	8.50%	—	4,452	Hollywood Festival
Mortgage	Apr-08	7.39%	10,737	10,866	Lake Point
Mortgage	Dec-03	8.37%	9,052	9,156	Square One
Mortgage	Mar-07	8.55%	10,216	10,376	Waverly Place
Mortgage	Oct-08	9.22%	19,159	19,352	Mobile Festival
Mortgage	Jul-17	8.38%	2,951	3,047	University Shoppes
Mortgage	Jan-07	8.70%	3,905	3,975	Dukes Plaza
Total Fixed Rate Debt and Weighted Average Interest Rate		8.03%	144,166	308,585	
Variable Rate					
Term Loan (2)	N/A	LIBOR + 3.25%	—	58,925	9 Properties
Term Loan (2)	Nov-03	LIBOR + 3.20%	58,000	—	14 Properties
Construction Loan	Dec-02	LIBOR + 1.50%	17,543	11,533	Millpond Village
Construction Loan	N/A	LIBOR + 1.50%	—	7,678	Carolina Outlet Center
Line of Credit (3)	May-02	LIBOR + 2.00%	10,000	6,700	Merchant's Festival
Total Variable Rate Debt and Weighted Average Interest Rate		6.03%	85,543	84,836	
Subtotal Debt			229,709	393,421	
Unamortized Premium on Permanent Debt Facility			—	6,391	
Total Debt		7.28%	$229,709	$399,812	
Percent of Total Debt					
Fixed			62.8%	78.4%	
Variable			37.2%	21.6%	
			100.0%	100.0%	
Weighted Average Interest Rate At End of Periods:					
Fixed			8.03%	7.92%	
Variable			6.03%	9.32%	
Total			7.28%	8.21%	

SCHEDULE OF MATURITIES BY YEAR

Year	Balance	Percentage
2002	$ 34,692	15.1%
2003	68,903	30.0%
2004	2,135	0.9%
2005	8,291	3.6%
2006 and Thereafter	115,688	50.4%
Total	$229,709	100.0%

(1) The debt was paid or assumed by the buyer of the outlet portfolio (see "Business – Significant 2001 Transactions").

(2) Simultaneous with the closing of the September 25, 2001 outlet portfolio sale, the Company refinanced its $60,000 term loan with a $58,000 term loan. LIBOR as defined in the loan agreement has a floor of 4.0%. The Company is also party to an interest rate protection agreement that caps the rate on the $58,000 term loan at 9.66%. The Company's Hollywood, Florida center debt on September 25, 2001 was satisfied, and the property was utilized as collateral on the $58,000 term loan.

(3) Line of credit expires in May 2002. The Company is in the process of negotiating an extension of the term, adding an additional property as collateral and reducing the principal to $9 million.

EXECUTIVE OFFICES

The Company's headquarters is in 38,000 square feet of the Company-owned Millpond Village in Raleigh, North Carolina. In addition, the Company leases a 4,000-square foot property management office centrally located in Sunrise, Florida (see "Sale of Florida Property Management Business in 2002").

ITEM 3. LEGAL PROCEEDINGS

On June 11, 1999, WHE Associates, Inc., purportedly a licensed real estate broker, filed a lawsuit claiming that the Company is liable to the plaintiff for a "finder's fee" in the amount of $2 million to $4 million. Plaintiff sought its purported fee pursuant to both breach of contract and equitable claims. At a hearing held on January 5, 2000, the plaintiff's motion for summary judgment was denied as to its contractual claims and granted as to liability with respect to its equitable claims. The case was tried before a jury during November 2000. As the trial began, the plaintiff dismissed its contract claims and proceeded to try only the issue of damages with respect to its equitable claims. The jury returned a verdict in favor of the plaintiff as to damages with respect to those claims, and on November 27, 2000, a judgment was entered by the court in favor of the plaintiff in the amount of $2,756,550. In an opinion issued on February 1, 2002, the Maryland Court of Special Appeals reversed the $2,756,550, judgment on plaintiff's detrimental reliance claim entered by the Circuit Court of Baltimore City on November 27, 2000. Nevertheless, it also held that there were insufficient grounds for reversal of the verdict returned on plaintiff's remaining claims of unjust enrichment and quantrum meruit. Although the appellate court left application of its ruling on the remaining claims to the trial court, it did instruct the trial court that the two remaining verdicts reflected the same damages and that the trial court should enter the judgment as to one, not both. It thus appears

likely that the trial court will enter a new, significantly reduced judgment on one of the two remaining claims. The jury verdict on each was identical – in the amount of $1,275,000, plus prejudgment interest in the amount of $206,000. The Company therefore believes the trial court will enter a reduced judgment in the approximate amount of $1.5 million. The Company has recorded interest expense of the unpaid charges of $0.3 million in 2001. Payment of the damages will occur in 2002.

The Company previously formed a joint venture, Atlantic Realty LLC, with Effell LLC for the development, ownership and operation of Peak Plaza Shopping Center in Apex, North Carolina and University Shopping Center in Pembroke, North Carolina. The Company, through KPT Properties, L.P., is the managing member of the joint venture and Effell is its non-managing member. On July 17, 2001, Effell, on behalf of Atlantic Realty, filed a lawsuit against the Company in the Superior Court of Wake County, North Carolina alleging that the Company breached its fiduciary duty as managing member of the joint venture by failing to adequately manage, maintain and lease the joint venture's shopping centers and to sell its outparcels. Atlantic Realty seeks equitable relief and monetary damages. The Company believes that it has meritorious defenses against Atlantic Realty's allegations and intends to vigorously defend this litigation. Discovery in the matter is proceeding. Due to the inherent uncertainties of litigation, the Company is not able to predict the outcome of this litigation. At this time, the Company does not expect the result of this litigation to have a material adverse effect on its business, financial condition and results of operations.

On March 15, 2002 a shareholder of the Company, filed a class action lawsuit on the behalf of himself and all shareholders of the Company not affiliated with any of the defendants in the Circuit Court for Baltimore City against the Company, certain officers and directors of the Company and Prometheus Southeast Retail Trust ("Prometheus"). The complaint alleges, among other things, that in connection with a non-binding offer by Prometheus to acquire all of the remaining shares of the Company that it does not already own, (1) Prometheus, as majority shareholder of the Company, is engaging in self-dealing, acting in bad faith, and breaching its fiduciary duties toward the Company's other public shareholders, and (2) the named officers and directors of the Company, who Prometheus controls, are breaching their fiduciary duties to the Company's other public shareholders. The plaintiffs seek equitable relief and monetary damages. The Company believes that the defendants have meritorious defenses to the plaintiffs' allegations. The Company intends to vigorously defend this litigation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION AND NUMBER OF COMMON STOCKHOLDERS

The Company's Common Stock began trading on the NYSE under the symbol "FAC", and subsequently changed its symbol to "KPT" on August 10, 1998 following a shareholder vote approving of the Company's name change in August 1998. As of March 20, 2002, there were approximately 353 stockholders of record.

The following table sets forth the quarterly high and low sales prices of the Common Stock and dividends declared per share for 2001 and 2000:

	2001			2000		
	High	Low	Dividends	High	Low	Dividends
First Quarter	5.00	3.80	$0.125	$6.18	$4.75	$0.125
Second Quarter	4.25	2.68	—	6.06	4.00	0.125
Third Quarter	3.08	1.35	—	4.93	4.00	0.125
Fourth Quarter	1.88	1.15	—	4.50	3.50	0.125

DIVIDENDS

During 2001, the Company declared a dividend of $0.125 per common share, preferred share (on an as-converted basis), and minority interest OP units outstanding which totaled $4.3 million, and represented a return of capital.

The Company's policy is to make a determination regarding its dividend distributions quarterly following review of the Company's financial results, capital availability, capital expenditures and improvement needs, strategic objectives and REIT requirements. The Company's policy is to declare dividends in amounts at least equal to 90% of the Company's taxable income, which is the minimum dividend required to maintain REIT status. The Company has not paid any dividends since April 2001. The Company continually evaluates its capital needs, including the renovation of certain community shopping centers and reduction of debt. Consistent with the Company's policy, the Company will evaluate and determine any dividend payment each quarter based on its operating results and capital needs at that time. Although the decision is made on a quarterly basis, the Company has no present intention to pay cash dividends until a long-term strategic direction is established. See "Business — Business Strategies" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Consideration of Strategic Alternatives."

SALES OF UNREGISTERED SECURITIES IN 2001

During 2001, the Company issued 103,230 shares of common stock in transactions that were not registered under the Securities Act of 1933. Additional information regarding these transactions is set forth below.

The Company issued 95,657 shares upon redemption of OP Units (as discussed at Note 8 of our financial statements included in this report) by three holders of OP Units. The Company claimed exemption from registration in reliance on Section 4(2) of the Securities Act, relying, in part, on representations that the redeeming holders of OP Units were accredited investors.

The Company sold 7,573 shares to 35 employees, some of whom were accredited purchasers, on January 1, 2001 for approximately $17,000. The Company claimed exemption from registration in reliance on Rule 505(b) of the Securities Act of 1933, relying on, among other things, there being fewer than 35 unaccredited purchasers and the small offering amount.

ITEM 6. SELECTED FINANCIAL DATA

The following information should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8 of this report and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included in Item 7 of this report.

Other data that management believes is important in understanding trends in its business and properties are also included in the following table (in thousands, except per share data).

	2001	2000	1999	1998	1997
Operating Data:					
Rental revenues	$ 75,113	$ 88,920	$82,449	$70,666	$54,940
Property operating costs	25,025	29,215	27,057	21,749	16,885
	50,088	59,705	55,392	48,917	38,055
Depreciation and amortization	18,505	25,614	23,562	19,034	15,858
General and administrative	7,950	6,669	6,317	5,066	4,404
Stock compensation amortization	845	2,865	1,979	1,419	537
Severance and other related costs	6,099	—	—	—	—
Interest, net	28,131	27,806	16,801	19,772	16,436
(Gain) loss on sale of real estate	(367)	1,946	3,810	512	—
Abandoned transaction costs	83	1,257	3,883	—	1,250
E-commerce start-up costs	—	—	2,847	—	—
Equity in losses of unconsolidated entities	6,782	10,416	915	—	—
Minority interest	(3,645)	(1,157)	(78)	86	—
Adjustment to carrying value of property and investments	114,755	19,338	2,400	—	—
Extraordinary (gain) loss on early retirement of debt	(775)	—	—	—	986
Net (loss) income	$(128,275)	$(35,049)	$ (7,044)	$ 3,028	$ (1,416)
(Loss) income before extraordinary item	$(129,050)	$(35,049)	$ (7,044)	$ 3,028	$ (430)
Preferred stock dividends	(271)	(1,084)	(1,089)	—	—
(Loss) income before extraordinary item applicable to common stockholders	(129,321)	(36,133)	(8,133)	3,028	(430)
Extraordinary gain (loss) on early retirement of debt	775	—	—	—	(986)
(Loss) income applicable to common stockholders	$(128,546)	$(36,133)	$ (8,133)	$ 3,028	$ (1,416)
Basic (Loss) Income Per Common Share:					
(Loss) income before extraordinary item applicable to common stockholders	$ (4.13)	$ (1.17)	$ (0.26)	$ 0.16	$ (0.04)
Extraordinary item	0.02	—	—	—	(0.08)
Net (loss) income applicable to common stockholders	$ (4.11)	$ (1.17)	$ (0.26)	$ 0.16	$ (0.12)
Weighted average common shares outstanding	31,292	30,954	30,847	18,693	11,824
Diluted (Loss) Income Per Common Share:					
(Loss) income before extraordinary item applicable to common stockholders	$ (4.13)	$ (1.17)	$ (0.26)	$ 0.14	$ (0.04)
Extraordinary item	0.02	—	—	—	(0.08)
Net (loss) income applicable to common stockholders	$ (4.11)	$ (1.17)	$ (0.26)	$ 0.14	$ (0.12)
Weighted average common shares outstanding — diluted (a)	31,292	30,954	30,847	21,878	11,824

	2001	2000	1999	1998	1997
Other Data:					
EBITDA:					
Net (loss) income	$(128,275)	$(35,049)	$ (7,044)	$ 3,028	$ (1,416)
Adjustments:					
Interest, net	28,131	27,806	16,801	19,772	16,436
Depreciation and amortization	18,505	25,614	23,562	19,034	15,858
Stock compensation amortization	845	2,865	1,979	1,419	537
(Gain) loss on sale of assets	(367)	1,946	3,810	512	—
Minority interest	(3,645)	(1,157)	(78)	86	—
Equity in losses of unconsolidated ventures	6,782	10,416	915	—	—
Abandoned transaction costs	83	1,257	3,883	—	1,250
E-commerce start-up costs	—	—	2,847	—	—
Adjustment to carrying value of property and investments	114,755	19,338	2,400	—	—
Extraordinary (gain) loss on early retirement of debt	(775)	—	—	—	986
	$ 36,039	$ 53,036	$ 49,075	$ 43,851	$ 33,651
Funds From Operations:					
Net (loss) income before extraordinary items	$(129,050)	$(35,049)	$ (7,044)	$ 3,028	$ (430)
Adjustments:					
Real estate depreciation and amortization	17,224	24,147	21,854	18,333	15,504
(Gain) loss on sale of assets	(367)	1,946	3,810	512	—
Minority interest in Operating Partnership	(3,645)	(953)	(281)	86	—
E-commerce start-up costs	—	—	2,847	—	—
Technology venture operations	—	5,525	—	—	—
Share of depreciation in unconsolidated ventures	298	2,654	229	—	—
Adjustment to carrying value of property	112,399	19,338	2,400	—	—
	$ (3,141)	$ 17,608	$ 23,815	$ 21,959	$ 15,074
Weighted Average Shares Outstanding-diluted (a)	34,810	34,621	34,472	21,878	14,158
Funds Available for Distribution/Reinvestment:					
Funds from Operations	$ (3,141)	$ 17,608	$ 23,815	$ 21,959	$ 15,074
Adjustments:					
Stock compensation amortization	845	2,865	1,979	1,419	537
Capitalized tenant allowances	(917)	(1,685)	(2,652)	(4,259)	(1,418)
Capitalized leasing costs	(1,878)	(2,035)	(1,656)	(2,258)	(1,054)
Recurring capital expenditures	(774)	(1,341)	(1,103)	(599)	(845)
	$ (5,865)	$ 15,412	$ 20,383	$ 16,262	$ 12,294
Dividends Declared On Annual Earnings	$ 4,307	$ 18,556	$ 18,107	$ —	$ —
Dividends Declared On Annual Earnings Per Share	$ 0.125	$ 0.50	$ 0.50	$ 0.00	$ 0.00
Cash Flows:					
Cash flows from operating activities	$ 554	$ 19,094	$ 33,027	$ 18,540	$ 12,283
Cash flows provided by (used in) investing activities	184,152	(33,108)	(129,237)	(72,115)	(62,251)
Cash flows (used in) from financing activities	(177,751)	19,308	31,317	121,749	47,061
Net increase (decrease) increase in cash and cash equivalents	$ 6,955	$ 5,294	$ (64,893)	$ 68,174	$ (2,907)

	2001	2000	1999	1998	1997
Balance Sheet Data:					
Income-producing properties, including net realizable value of properties held for sale (before depreciation and amortization)	$359,780	$710,068	$671,544	$575,471	$393,624
Total assets	385,016	703,271	719,457	682,449	403,626
Debt on income properties	229,709	399,812	362,041	304,783	232,575
Total liabilities	240,637	426,700	385,400	320,862	240,699
Minority interests	3,680	8,356	12,999	12,246	—
Total stockholders' equity	140,699	268,215	321,058	349,341	162,927
Portfolio Property Data:					
Total GLA (at end of period) (b)	4,659	9,400	9,519	8,148	5,503
Weighted average GLA (b)	8,145	9,477	8,978	7,390	5,341
Number of properties (at end of period) (b)	33	66	68	59	41
Occupancy (at end of year):					
Operating	86.1%	91.0%	93.2%	92.0%	93.4%
Held for sale-non-operational property	15.7%	32.5%	66.4%	56.4%	50.4%
Held for sale-operating property	94.8%	—	—	—	—
Development property-retail portion	73.9%	—	—	—	—
Development property-office portion	38.8%	—	—	—	—

(a) The following table sets forth the computation of the denominator to be used in calculating the weighted-average shares outstanding based on Statement of Financial Accounting Standard No. 128, "Earnings Per Share". See also "Management's Discussion and Analysis of Financial Condition and Results of Operations – Background – Lazard Frères Transaction" for a discussion of the possible issuance of 4.5 million shares for no additional consideration in 2004.

(b) Excludes certain properties under development during the periods.

	2001	2000	1999	1998	1997
Denominator:					
Denominator — weighted average shares	31,292	30,954	30,847	18,693	11,824
Effect of dilutive securities:					
Preferred stock	2,193	2,169	2,189	2,222	2,222
Employee stock options	—	—	—	33	69
Restricted stock	397	459	328	328	43
Operating Partnership Units	928	1,039	1,108	602	—
Dilutive potential common shares	3,518	3,667	3,625	3,185	2,334
Denominator-adjusted weighted average shares and assumed conversions	34,810	34,621	34,472	21,878	14,158

Funds From Operations ("FFO") means net income before extraordinary items (computed in accordance with accounting principles generally accepted in the United States) excluding gains or losses on sale of real estate plus depreciation and amortization.

"EBITDA" is defined as revenues less operating costs, including general and administrative expenses, before interest, depreciation and amortization and unusual items. As a REIT, the Company is generally not subject to Federal income taxes. Management believes that EBITDA provides a meaningful indicator of operating performance for the following reasons: (i) it is industry practice to evaluate the performance of real estate properties based on net operating income ("NOI"), which is generally equivalent to EBITDA; and (ii) both NOI and EBITDA are unaffected by the debt and equity structure of the property owner.

FFO and EBITDA (i) do not represent cash flow from operations as defined by generally accepted accounting principles, (ii) are not necessarily indicative of cash available to fund all cash flow needs, and (iii) should not be considered as an alternative to net income for purposes of evaluating the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the selected financial data included in Item 6 of this report, and the consolidated financial statements and notes thereto included in Item 8 of this report. Certain comparisons between the periods have been made on a percentage basis and on a weighted-average square-foot basis, which adjusts for square footage added or deducted at different times during the year.

Certain statements under this caption, "Management's Discussion and Analysis of Financial Condition and Results of Operations," are "forward-looking statements." See "Important Considerations Regarding Forward-Looking Statements" included under this section.

BACKGROUND

GENERAL

Konover Property Trust, Inc. (the "Company"), formerly FAC Realty Trust, Inc., was incorporated on March 31, 1993 as a self-advised and self-managed real estate investment trust (REIT). The Company is principally engaged in the acquisition, development, ownership and operation of retail shopping centers. The Company's revenues are primarily derived under real estate leases with national, regional and local retailing companies.

As discussed further in "Significant Transactions in 2001," the Company sold 33 centers during 2001. On December 31, 2001, the Company's owned properties consisted of:

1. thirty-one community shopping centers in six states aggregating approximately 4,003,000 square feet;
2. two centers that are held for sale consisting of a 426,000-square-foot operating community shopping center and a 230,000 square foot non-operating outlet center that are held for sale; and
3. one mixed-use center under development with 110,000 square feet of retail space and 97,000 square feet of office space in the preliminary phase of lease-up.

In addition, the Company had investments in:

- three operating joint-venture community centers with 246,000 square feet and one joint venture community center under development with 98,000 square feet;
- a land-development joint venture consisting of approximately 590 acres; and

- a third-party management company located in Florida with 6.9 million square feet under management or leasing contracts which was sold on February 28, 2002 (see "Sale of Florida Property Management Business in 2002").

Additional information regarding our joint ventures is set forth at "Investment in and Advances to Unconsolidated Entities" below.

The weighted-average square feet of gross leasable area was 8.1 million square feet for the year ended December 31, 2001 and 9.4 million square feet for the same period in 2000.

UPREIT CONVERSION

On December 17, 1997, following shareholder approval, the Company changed its domicile from the State of Delaware to the State of Maryland. The reincorporation was accomplished through the merger of FAC Realty, Inc. into its Maryland subsidiary, Konover Property Trust, Inc. (formerly FAC Realty Trust, Inc.). Following the reincorporation on December 18, 1997, the Company reorganized as an umbrella partnership real estate investment trust (an "UPREIT"). The Company then contributed to KPT Properties, L.P. (formerly FAC Properties, L.P.), a Delaware limited partnership (the "Operating Partnership"), all of its assets and liabilities. In exchange for the Company's assets, the Company received limited partnership interests ("OP Units") in the Operating Partnership in an amount and designation that corresponded to the number and designation of outstanding shares of capital stock of the Company at the time. The Company is the sole general partner of the Operating Partnership and owned a 97% interest as of December 31, 2001. As additional limited partners are admitted to the Operating Partnership in exchange for the contribution of properties, the Company's percentage ownership in the Operating Partnership will decline. As the Company issues additional shares of capital stock, it will contribute the proceeds for that capital stock to the Operating Partnership in exchange for a number of OP Units equal to the number of shares that the Company issues. The Company conducts all of its business and owns all of its assets through the Operating Partnership (either directly or through subsidiaries) such that an OP Unit is economically equivalent to a share of the Company's common stock.

LAZARD FRÈRES TRANSACTION

On August 5, 1998, the stockholders approved a Stock Purchase Agreement between Prometheus Southeast Retail, LLC (including its assignee, "PSR"), a real estate investment affiliate of Lazard Frères Real Estate Investors, LLC, ("Lazard") and the Company pursuant to which PSR made a $200 million purchase of shares of Common Stock of the Company at a purchase price of $9.50 per share (the "Transaction"). Upon completion of funding, PSR owned an equity interest in the Company of approximately 58%, on a diluted basis. As a result of subsequent stock repurchases by the Company, PSR's current ownership interest in the Company is 61%, assuming conversion of outstanding preferred stock and units into shares.

Pursuant to a Contingent Value Rights Agreement between the parties, if PSR has not doubled its investment (through stock appreciation and dividends) by January 1, 2004, the Company will pay PSR, in cash or stock at its

discretion, an amount necessary to achieve such a return, subject to a maximum payment of 4,500,000 shares or the cash value thereof.

SIGNIFICANT TRANSACTIONS IN 2001

OUTLET PORTFOLIO SALE

On September 25, 2001, the Company completed the sale of a portfolio of 28 outlet shopping centers and three community centers in 17 states totaling 4.3 million square feet for $180 million to Chelsea GCA Realty, Inc. The loss on the sale of the outlet portfolio approximated the adjustment to the carrying value of the outlet portfolio properties of $100.5 million recorded in the quarter ended June 30, 2001.

Concurrent with the sale of the outlet assets, the Company refinanced certain existing debt with a new credit facility of approximately $58 million secured by 14 community shopping centers. The term of the credit facility is for two years at a rate of 320 basis points over one month LIBOR, with a LIBOR floor of 4.0%. The credit facility can be extended for an additional year providing there are no events of default and the Company extends an interest rate protection agreement for the period of extension.

The transaction with Chelsea included the assumption and/or paydown of approximately $165 million in current indebtedness secured by the sold properties. Net proceeds from the sale of the outlets and the $58 million financing was approximately $15 million.

PROPERTY DISPOSITIONS

During 2001, the Company sold a 286,000-square-foot outlet center in Nashville, Tennessee and a community center (Shoreside) in Kitty Hawk, North Carolina. The combined sales price of both properties was approximately $13.1 million. The Company repaid $5.5 million of debt from the proceeds of the Shoreside sale.

LAND DISPOSITION

During 2001, the Company, through Sunset KPT Investment, Inc., sold 2,110 acres of undeveloped land in Brunswick County, North Carolina for $9.3 million in cash and a $2.2 million note. The proceeds were used to pay off $5.0 million in debt on the undeveloped land. The available cash was distributed to the venture partners. The Company received $1.5 million in cash and the Company will also receive a $2.2 million note receivable which is due in June 2002.

SALE OF FLORIDA PROPERTY MANAGEMENT BUSINESS IN 2002

On February 28, 2002, the Company sold RMC/Konover Trust LLC ("RMC") to RMC Management Company LLC, a Florida limited liability company whose sole member is Suzanne L. Rice, a former officer of the Company. Under the terms of the agreement, the entity affiliated with Ms. Rice will assume the operating assets, third-party liabilities and property management and leasing contracts for 70 shopping centers totaling 6.5 million square feet.

The Company's net liabilities and other obligations including office space and equipment leases and related employee benefits assumed by RMC Management Company LLC were approximately $0.2 million. The Company will retain the Sunrise, Florida office that manages and leases five of the Company's Florida shopping centers, along with three other third-party management and leasing contracts.

CONSIDERATION OF STRATEGIC ALTERNATIVES

The Company is evaluating various long-term strategic alternatives, including the possible sale of the Company or other business combination or remaining an independent public company. The Company has engaged Credit Suisse First Boston to assist with this evaluation, and a special committee of the board of directors has been formed to evaluate the Company's strategic alternatives and to make a recommendation to the full board.

One non-binding expression of interest was made on March 13th by Prometheus Southeast Retail Trust, which holds approximately 67% of the Company's outstanding common stock (61% on a diluted basis). This expression of interest, which has been filed as an exhibit to Prometheus's most recent Schedule 13D/A, refers to a possible business combination in which the Company's minority common shareholders would receive $1.75 in cash per share.

At this time, the special committee is evaluating all of the Company's strategic alternatives. The Company is directing all indications of interest to Credit Suisse First Boston.

INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED ENTITIES

A summary of the Company's investments in and advances to unconsolidated entities at December 31, 2001 and 2000, is as follows (all investments in unconsolidated entities are accounted for under the equity method):

Entity	Community Center Location	Ownership	December 31, 2001	December 31, 2000
Community Center Ventures:			(in thousands)	
Atlantic Realty LLC (2 community centers)	Apex and Pembroke, NC	50%	$ 2,501	$ 2,571
Park Place KPT LLC	Morrisville, NC	50%	4,514	6,594
Falls Pointe KPT LLC	Raleigh, NC	50%	5,734	5,991
Taxable Subsidiaries:				
Sunset KPT Investment, Inc. (1)		86.5%	5,850	9,981
truefinds.com, Inc.		95%	7	(17)
			$18,606	$25,120

(1) Sunset KPT Investment, Inc. became a wholly owned subsidiary of the Operating Partnership in January 2002. (See Note 1 to the audited financial statements included in this report.) As discussed above, Sunset KPT Investment sold 2,110 acres of undeveloped land in Brunswick County, North Carolina in December 2001 and sold RMC/Konover Trust LLC in February 2002. Sunset KPT Investment currently owns an interest in 590 acres of undeveloped land in Brunswick County and undeveloped outparcels adjacent to the Millpond Village shopping center in Raleigh, North Carolina.

During 2001, Sunset KPT Investment, Inc. recorded an adjustment to the carrying value of its investments of $4.3 million. This charge is reported in "equity in losses of unconsolidated entities – real estate operations" in the accompanying statements of operations. Also in 2001, the Company recorded an adjustment to the carrying value of its investment in certain community center ventures of $2.4 million. This charge is reported in "adjustment to carrying value of property and investments" in the accompanying statements of operations.

The development of the remaining properties in Sunset KPT Investment, Inc. is subject to, among other things, completion of due diligence and various contingencies, including those inherent in development projects, such as zoning, leasing and financing. There can be no assurance that such transactions will be consummated.

The Company owns interests in Brunswick Commercial LLC, a subsidiary of Sunset KPT Investment, Inc., Falls Pointe KPT LLC, Atlantic Realty LLC, and Park Place KPT LLC with unrelated third parties. In each of these entities, KPT Properties L.P. serves as the managing member. These entities have total assets of approximately $44.6 million, and third-party debt secured by these assets of approximately $22.0 million. The Company guaranteed the repayment of an $8.2 million mortgage debt for Falls Pointe KPT LLC, which is currently structured as a construction loan, due in December 2002. The Company anticipates that the loan will be refinanced and replaced by a permanent, non-recourse loan by mid-2002. The mortgage debt held by Atlantic Realty and Park Place KPT LLC is non-recourse and has certain guarantees of the non-managing member.

The operating agreements for Brunswick Commercial LLC and Falls Pointe KPT LLC each include a buy/sell provision whereby either member may deliver a notice of its desire to either buy the interest of the other member, or sell its interest to the other member. In the event that either party exercises the buy/sell option, the managing member of the venture shall deliver to the other member its determination of a hypothetical sale price for all of the venture's property (as if it were being sold to a third party). After the determination of the hypothetical sale price, the other venture member must elect within a specified period of time to either (i) buy all of the member interest from the managing member for a price equal to the amount that the managing member would have received under the applicable distribution provisions of the operating agreement had the venture's property been sold for the hypothetical sale price or (ii) to sell all of its member interest to the managing member at a price equal to the amount that such member would have received under the applicable distribution provisions of the operating agreement had the venture's property been sold for the hypothetical sales price.

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS

The Company reported a net loss applicable to common stockholders of ($128.5) million, or ($4.11) per common share, for the year ended December 31, 2001. For the same period in 2000, the Company reported a net loss applicable to common stockholders of ($36.1) million, or ($1.17) per common share. The elements having a material impact on the change are discussed below:

- The Company's NOI decreased by $9.6 million, or 16%, to $50.1 million from $59.7 million for the same period in 2000. This decrease is primarily related to the following: the sale of the Company's Kitty Hawk, NC community center on September 13, 2001; the sale of the Company's outlet portfolio, which consisted of 28 outlet centers and 3 community centers on September 25, 2001; a decline in NOI from the Company's Nashville outlet center, which was sold in December 2001; and the sale of a community center in Lake Park, Georgia in September 2000. An additional decline in NOI of $1.3 million is related to four community centers for which the Company is planning redevelopment or retenanting efforts.

- The Company recognized losses from unconsolidated ventures of $6.8 million for the year ended December 31, 2001. The same period in 2000 reported a loss from unconsolidated ventures of $10.4 million, including a $5.5 million loss related to a technology venture. Losses from unconsolidated real estate venture operations for 2001 include $0.3 million of income from four community shopping centers offset by $0.6 million of losses from RMC/ Konover Property Trust LLC ("RMC"), a third-party property-management business, and the operations of Sunset KPT Investment, Inc. ("Sunset"), which lost $6.5 million. Sunset's operating loss includes the write down of its investment in RMC and two land ventures in Brunswick County, North Carolina of $5.2 million and interest expenses of $1.3 million on loans from the Company to fund investments.

- Net interest expense increased by $0.3 million, or 1.1%, to $28.1 million from $27.8 million for the same period in 2000.

- Depreciation and amortization decreased by $7.1 million due to the classification of the outlet portfolio as held-for-sale during 2001.

- General and administrative expenses including stock compensation amortization decreased by $0.7 million.

- The Company recognized a $0.4 million net gain on the sale of real estate, net of adjustments to carrying value, during the year ended December 31, 2001. The Company incurred losses on the sale of real estate of $1.9 million for the year ended December 31, 2000.

- During 2001, the Company incurred $6.1 million severance and other related costs primarily related to changes in the Company's executive management and other reorganizations due to the outlet portfolio sale.

- The Company recognized $0.1 million in abandoned project costs in 2001 compared to $1.3 million in 2000.

- The Company recognized a $114.8 million charge to adjust the carrying value of property and investments to their net realizable value less selling costs during 2001. This charge is primarily related to the outlet portfolio, which was sold on September 25, 2001. The Company reported a $19.3 million adjustment to the carrying value of its Las Vegas and Nashville outlet centers in 2000.

Earnings Before Interest, Taxes, Depreciation, and Amortization and Funds From Operations

EBITDA was $36.0 million for the year ended December 31, 2001, a decrease of $17.0 million or 32%, from $53.0 million for the same period in 2000. The decrease was primarily due to decreased NOI of $9.6 million as compared to 2000, a $6.1 million charge for severance and other related costs during the year ended December 31, 2001 and a $1.3 million increase in general and administrative expenses, exclusive of stock compensation amortization.

Funds from Operations ("FFO") for the year ended December 31, 2001 decreased $20.7 million, or 118%, to $(3.1) million. The Company's FFO for the same period in 2000 was $17.6 million. FFO decreased primarily as a result of:

- a $9.6 million decrease in NOI,
- an increase in net interest expense of $0.3 million,
- $6.1 million of severance and other related costs in 2001,
- an increase in losses from real estate ventures of $1.9 million, and
- a $2.4 million adjustment to the carrying value of certain non-depreciable investments in 2001.

Tenant Income

Base rent decreased to $58.3 million for the year ended December 31, 2001 from $71.3 million for the same period in 2000. The decrease in base rent for the year ended December 31, 2001 is attributable primarily to the sale of the Company's Kitty Hawk, NC community center on September 13, 2001, the sale of the Company's outlet portfolio, which consisted of 28 outlet centers and 3 community centers on September 25, 2001, and the decline in operations of the Company's Nashville outlet center, which was sold in December 2001. The Company's weighted-average square feet of gross leasable area in operation was 13% lower for the year ended December 31, 2001 compared to the same period in 2000.

Recoveries from tenants decreased for the year ended December 31, 2001 to $13.6 million compared to $14.4 million in the same period of 2000. These recoveries represent contractual reimbursements from tenants of certain common area maintenance, real estate taxes and insurance costs. On a weighted-average square-foot basis, recoveries increased to $1.68 for the year ended December 31, 2001 when compared to $1.53 for the same period in 2000.

Other Income

Other income increased $0.5 million to $2.4 million for the year ended December 31, 2001 compared to $1.9 million in the same period of 2000 primarily as a result of an increase of lease buyouts of $1.3 million offset by declines in management and leasing fees on third-party and venture properties and temporary tenant income.

Property Operating Expenses

Property operating costs decreased $4.2 million, or 14%, to $25.0 million for the year ended December 31, 2001 from $29.2 million in the same period of 2000. The decrease in operating costs was principally due to the decrease in the weighted-average square feet in operation in 2001, which fell 13% to 8.1 million square feet in 2001 from 9.4 million square feet in 2000. On a weighted-average square-foot basis, operating expenses decreased 1% to $3.07 from $3.11 per weighted-average square foot.

General and Administrative Expenses and Stock Compensation

General and administrative expenses including stock compensation for the year ended December 31, 2001 decreased $0.7 million, or 7%, to $8.8 million in 2001 from $9.5 million in the same period of 2000. General and administrative expenses including stock compensation increased as a percentage of revenues to 12% for the year ended December 31, 2001 from 11% in the same period of 2000. The decrease is primarily related to a decrease of $2.0 million in stock compensation amortization offset by increasing costs incurred in connection with the Company's evaluation of strategic alternatives, including Board member compensation and outside legal and financial consultants. In addition, the Company accrued and/or paid office rent of $1.1 million related to prior office space leases entered into before moving its headquarters to Millpond Village.

Depreciation and Amortization

Depreciation and amortization decreased to $18.5 million for the year ended December 31, 2001 compared to $25.6 million in the same period of 2000. The decrease is due primarily to the classification of the outlet portfolio and other properties as held for sale and the ultimate sale of 33 properties in 2001. Depreciation is discontinued for assets classified as held for sale.

Interest Expense

Interest expense for the year ended December 31, 2001, net of interest income of $1.8 million, increased by $0.3 million, or 1.1%, to $28.1 million compared to $27.8 million, net of interest income of $4.1 million, for the same period in 2000. On a weighted-average basis for the year ended December 31, 2001, debt outstanding was $345.9 million, and the average interest rate was 8.3%. This compares to $378.1 million of outstanding debt and a 8.2% average interest rate in 2000. The Company capitalized $1.5 million of interest costs associated with its development projects in the year ended December 31, 2001 compared to $2.1 million for the same period in 2000. Additionally, the decrease in interest income is related to income on the Company's equity investment in real estate venture projects primarily Towne Centre in Mount Pleasant, South Carolina, which is wholly owned by the Company for 2001.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

NET LOSS

The Company reported a net loss applicable to common stockholders of $36.1 million, or $1.17 per common share, for the year ended December 31, 2000. The same period in 1999 reported net loss applicable to common stockholders of $8.1 million, or $0.26 per common share. The elements having a material impact on the change are discussed below:

- The Company's NOI, exclusive of straight-line rent, increased by $2.7 million, or 4.7%, to $59.7 million from $57.0 million for the same period in 2000. Including the effect of straight-line rent adjustment ($1.6 million), NOI increased by $4.3 million. A breakdown of NOI, exclusive of straight-line rent, by segment is detailed below (in thousands):

	Year Ended December 31,		
	2000	1999	Change
Community (1)(3)	36,146	$26,239	$ 9,907
Outlet (2)	19,194	21,889	(2,695)
VF Anchored	3,574	5,476	(1,902)
Other (1)(2)(3)	481	3,216	(2,735)
Corporate	310	123	187
	$59,705	$56,943	$ 2,762

(1) Mt. Pleasant was classified as a development project in 1999 and was moved to Community in 2000.

(2) Nashville, which was classified as an outlet center in 1999, was moved into Other (held for sale) in 2000.

(3) Waverly, a redevelopment project in 1999, was moved from Other category to Community in 2000.

The primary contribution to the increase in NOI has been the completion of Towne Centre in Mt. Pleasant, South Carolina and the full-year operations of acquisitions made in 1999.

	Change in NOI from 1999 to 2000 (in thousands)
Towne Centre	$3,358
1999 Acquisitions	3,818
	$7,176

For the year ended December 31, 2000, the following events contributed to the change in net income:

- The Company incurred losses from unconsolidated entities in 2000 consisting of $5.5 million related to the technology venture and $4.9 million related to real estate operations compared to $0.9 million in 1999.

- Net interest expense increased by $11.0 million or 65.5% to $27.8 million in 2000 from $16.8 million in 1999. The increase is due primarily to a combination of the following factors: (a) increase in borrowings ($37.8 million); (b) the completion of Towne Centre in early 2000 at which time interest capitalization ceased; and (c) the increase in variable rates by 192% to an average of 9.3% in 2000 from 7.8% in 1999.

- As a result of 1999 acquisitions and completion of development projects in 2000, depreciation and amortization increased by $2.9 million.

- General and administrative expenses increased $0.4 million related primarily to $0.3 million in costs associated with the Company's corporate office move.

- The Company sold two properties, one in Georgia and one in New Hampshire, which generated a loss of $1.9 million.

- Abandoned transaction costs decreased to $1.3 million compared to $3.9 million in 1999.

Earnings Before Interest, Taxes, Depreciation and Amortization and Funds From Operations

EBITDA, as defined, was $53.0 million for the year ended December 31, 2000, an increase of $3.9 million or 7.9%, from $49.1 million for the same period in 1999. The increase was due primarily to increased NOI of $4.3 million over 1999, including adjustment for straight-line rent (as described above), offset by an increase in general and administrative expenses of $0.4 million.

FFO, as defined, for the year ended December 31, 2000 decreased $5.3 million or 20.5% to $20.5 million. The Company's FFO for the same period in 1999 was $25.8 million. FFO increased primarily as a result of the $4.3 million increase in NOI, inclusive of straight-line rent, offset by an increase in net interest expense of $11.0 million.

Tenant Income

Base rent, including straight-line rent, increased $6.3 million or 10.1% to $68.9 million for the year ended December 31, 2000 from $62.6 million for the same period in 1999. Base rent before the adjustment for straight-line rent increased $4.7 million, or 7.3%, to $68.9 million for the year ended December 31, 2000 when compared to $64.2 million in 1999. The increase in base rent for the year ended December 31, 2000 is attributable primarily to the following community center acquisitions:

	Change in Base Rent (*) from 1999 to 2000 (in thousands)
Towne Centre	$3,596
1999 Acquisitions	$4,025
	$7,621

(*) Base rent excludes straight-line rent

The above increases were partially offset by a $1.5 million decrease in base rent related to the properties held for sale and $0.2 million related to the two properties sold during the year.

During this same period, the Company's weighted-average square feet of gross leasable area in operation increased 5.5% due primarily to the full year of ownership of 1999 acquisitions and completion of the Towne Centre shopping center. Gross leasable area in operation at period-end decreased by 0.1 million square feet, primarily because of the sales of properties in Georgia and New Hampshire totaling 0.2 million square feet in gross leasable area partially offset by the recertification of square footage at certain centers.

Recoveries from tenants increased 3.7% for the year ended December 31, 2000 to $16.8 million compared to $16.2 million in the same period of 1999. These recoveries represent reimbursements from tenants of certain common area maintenance, real estate taxes and insurance costs. On a weighted-average square-foot basis, recoveries decreased 1.7% to $1.77 for the year ended December 31, 2000 when compared to $1.80 for the same period in 1999. The average recovery of property operating expenses, exclusive of marketing and other non-recoverable operating costs, decreased to 72.3% in 2000 as compared to 74.7% in 1999.

Other Income

Other income decreased $0.6 million to $1.9 million in 2000 compared to $2.5 million in 1999 primarily as a result of decreased management fee income of $0.3 million and decreased lease termination fee income of $0.1 million.

Property Operating Expenses

Property operating costs increased $2.1 million, or 7.7%, to $29.2 million for the year ended December 31, 2000 from $27.1 million in the same period of 1999. The increase in operating costs was principally due to the increase in the weighted-average square feet in operation in 2000, which rose 5.5% to 9.4 million square feet in 2000 from 9.0 million square feet in 1999. On a weighted-average square-foot basis, operating expenses increased 2.3% to $3.08 per weighted average square foot for the year ended December 31, 2000 from $3.01 per weighted average square foot for the same period in 1999.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2000 increased $0.4 million, or 6.3%, to $6.7 million in 2000 from $6.3 million in 1999. The increase in these expenses was due primarily to $0.3 million in costs related to the Company's corporate office move. General and administrative expenses as a percent of total revenue decreased to 7.5% in 2000 from 7.7% in 1999.

Depreciation and Amortization

Depreciation increased to $19.1 million for the year ended December 31, 2000 compared to $18.1 million in the same period of 1999. The increase is due primarily to the full year of operations of 1999 acquisitions and the completion of the Towne Centre community center in Mt. Pleasant, South Carolina. Amortization of deferred leasing and other charges increased $1.0 million to $6.5 million.

Interest Expense

Interest expense for the year ended December 31, 2000, net of interest income of $4.1 million, increased by $11.0 million, or 65.5%, to $27.8 million compared to $16.8 million, net of interest income of $4.7 million, for the year ended December 31, 1999. This increase in net interest expense resulted primarily from: (a) increased borrowings totaling $37.8 million; (b) the completion of the Towne Centre development project in early 2000 at which time interest capitalization ceased; and (c) a 19.2% increase in the Company's variable borrowing rate. On a weighted-average basis, for the year ended December 31, 2000, debt outstanding was $378.1 million, and the average interest rate was 8.2%. This compares to $327.1 million of average outstanding debt and a 7.9% average interest rate in 1999. The Company capitalized $1.9 million and $1.5 million of interest costs associated with its development projects for the years ended December 31, 2000 and 1999, respectively.

Properties Held for Sale

During 2000, the Company sold the remaining property held for sale at December 31, 1999 for its approximate book value. In addition, the Company added two outlet center properties into the held-for-sale category. These properties are located in Nashville, Tennessee and Las Vegas, Nevada. An adjustment to the fair value of these properties was recorded in fourth quarter 2000 for $19.3 million. The net book value of these properties at December 31, 2000 was $18.9 million.

The following summary financial information pertains to the properties held for sale for the year ended December 31:

	2000	1999
Revenues	$ 1,897	$4,751
Net loss after operating and interest expenses	$(1,326)	$ 142

IMPACT OF KNOWN TRENDS AND UNCERTAINTIES ON RESULTS OF OPERATIONS

Owned Properties

Tenant Uncertainties

The Company has two Kmart stores in its portfolio totaling 187,000 square feet with base rents ranging from $4.98 to $5.61 per square foot. Kmart filed for bankruptcy in 2002. The Company has received a request from Kmart on one of the stores for a 20% rent reduction. The Company is currently negotiating this issue with Kmart. The Company does not expect this store to be to be closed, but the Company may see an annual rent reduction of approximately $100,000 as a result of Kmart's restructuring.

Regarding other tenant concentration mix, the Company has five Winn-Dixie stores totaling 244,000 square feet. Although one of these stores is currently unoccupied, Winn-Dixie continues to pay rent.

The Company's occupancy percentage dropped 3.0%, excluding development properties, primarily due to the vacancy of 139,000 square feet for two PharMor stores as a result of their bankruptcy in late 2001 and the vacating of a 43,000-square-foot tenant at Dukes Plaza. The two PharMor stores had base rents ranging from $5.67 to $7.13 per square foot.

Impact of 2001 Property Disposals

The Company sold 33 properties in 2001. Of the 33 remaining owned community centers, 32 were operational the full year of 2001 and one, Millpond Village, was a development property commencing operations in June 2001. The 32 properties operating a full year had net operating income of $28.6 million for 2001 compared to $29.9 million for 2000. The primary cause of the decline related to a 3.0% drop in occupancy percentage previously discussed.

General and Administrative Expenses and Employee Retention

The Company down-sized its staffing levels during 2001 due to the 33 properties sold during 2001 and due to other internal cost savings efforts. The Company currently incurs approximately $0.5 million per month in general and administrative expenses. This amount does not include additional costs that may be incurred as part of the Company's evaluation of strategic alternatives and related professional advisor fees. General and administrative expenses will be directly impacted, up or down, based on the final strategic direction of the Company.

While the Company continues evaluating strategic alternatives, the employees are faced with a period of uncertainty. The Company has implemented certain compensation plans to mitigate the risk of high employee turnover. The plans include enhanced severance plans and varying levels of bonuses available to employees on certain dates. The Company continues to evaluate the stability of its workforce. General and administrative expenses may be significantly impacted if additional employee incentives are required.

Possibility of Future Write-downs

The Company continues to investigate possible transactions including asset sales, merger or sale of the entity as a whole. The Company follows the provisions of SFAS No. 121 in determining the impairment, if any, of its current long-lived assets. The application of these provisions differ between the sale of individual assets and the sale, merger or business combination of the Company. Additional write-downs of assets may be required in a sale of individual assets.

Unconsolidated Entities

Tenant Uncertainties

The Company's Park Place venture has a Carmike Theater with approximately 60,000 square feet of leasable area and a current base rent of $6.17 per square foot. Carmike declared bankruptcy in August 2000. The Company agreed to a rent reduction effective March 1, 2001. Carmike continues to operate at this location. The venture continues to evaluate other retenanting opportunities at this location and maintains certain rights to replace this tenant under certain conditions.

Liquidity and Capital Resources

Cash Flows

The Company's cash and cash equivalents balance at December 31, 2001 was $17.6 million. Restricted cash, as reported in the financial statements, as of such date, was $5.0 million. The restricted cash is an amount the Company was required to escrow in connection with various loans. The escrows are required to provide additional loan collateral and to fund real estate taxes, property insurance, capital improvements and tenant replacement costs.

Net cash provided by operating activities was $0.6 million for the year ended December 31, 2001. Net cash provided by investing activities was $184.2 million in that same period. The primary source and use of these funds included:

- $10.9 million invested in income-producing properties, primarily in community centers in North and South Carolina; and
- $0.1 million invested in or advanced to unconsolidated entities offset by;
- $0.2 million collected on the repayment of notes receivable;
- $190.3 million of net proceeds from sale of real estate; and
- $4.7 million reduction in restricted cash-investing escrows.

Net cash used in financing activities was $177.8 for the year ended December 31, 2001. The primary transactions included:

- $9.0 million for dividends paid;
- $235.5 million for debt repayments;
- $2.5 million in deferred financing charges offset by
- $69.6 million of net proceeds from debt on income-producing properties.

Financing Activities

The Company's policy is to finance its activities with the source of capital believed by management to be most appropriate and provide the proper balance of equity and fixed and floating rate debt. Sources may include undistributed cash flow, borrowings from institutional lenders, equity issuances, and the issuance of debt securities on a secured or unsecured basis.

In connection with the sale of the outlet portfolio on September 25, 2001, the balances of the REMIC facility and the $75 million permanent credit facility were paid or assumed. In addition, simultaneous with the sale, the Company refinanced its $60 million term loan with a $58 million term loan. The $58 million term loan has an interest rate of LIBOR, with a floor of 4.0%, plus 3.20% and expires in November 2003. The term loan can be extended for an additional year providing there are no events of default and the Company extends an interest rate protection agreement for the period of extension.

On January 11, 2000, the Company closed on a $5 million line of credit with a financial institution. In March, 2000, the available borrowings were increased by $5 million to $10 million. The line of credit has an interest rate of LIBOR plus 2.0%. The line of credit balance as of December 31, 2001 was $10 million and matures in May 2002. The line of credit is secured by a community shopping center in Georgia. The Company is in the process of negotiating an extension to the term of the line of credit, adding an additional property as collateral and reducing the principal to $9 million.

The Company may enter into additional mortgage indebtedness related to certain joint venture development projects. The Company's policy is to extend loans to unconsolidated entities only upon terms similar to those that would be made by third parties.

Any additional debt financing, including additional lines of credit, may be secured by mortgages on the properties. Such mortgages may be recourse or non-recourse or cross-collateralized or may contain cross-default provisions. The Company does not have a policy limiting the number of mortgages that may be placed on or the amount of indebtedness that may be secured by, a particular property; however, current mortgage financing instruments limit additional indebtedness on such properties.

Current Cash Needs

Capital Expenditures

The Company anticipates capital expenditures needed to maintain its owned and venture properties will be approximately $2.3 million during 2002. In addition, the Company plans to remodel the Lake Washington shopping center. The Company estimates the remodeling will cost approximately $0.5 million in 2002. The Company's current plan also includes an investment of $0.5 million to $1.0 million in its Mobile Festival center during late 2002 and early 2003. The Company anticipates that cash generated from operations will provide these funds.

Tenant Allowance and Upfit

The Company's plan for normal recurring lease up of space includes an estimated $5 to $10 per square foot leased for tenant allowance and/or upfit costs. Annual expenditures are dependent on leasing activity. The cost per square foot could be significantly higher depending on the tenant mix and overall market conditions. If the Company proceeds with its plans at Mobile Festival, tenant allowance and upfit costs may be significantly higher than normal. The Company anticipates that cash generated from operations will provide sufficient funds for these expenditures.

Development Properties

The Millpond Village construction loan becomes due in December 2002. The ability for the Company to refinance the entire construction loan balance depends on the status of the lease up phase of the property. The Company believes leasing activity for 2002 and the cash on hand will enable the Company to refinance this debt or obtain an extension of the debt along with a manageable level of principal reduction.

The Falls Pointe venture construction loan becomes due in December 2002. The Falls Pointe shopping center is 94% leased and the venture is currently in the process of obtaining permanent financing. The Company anticipates the refinancing will be completed in the second quarter of 2002 and will generate cash proceeds in excess of the construction loan. The venture plans to make distributions of this excess cash in 2002.

Park Place Venture

The debt on the Park Place venture becomes due in August 2002. The venture recently met with the current lender and requested a one-year extension on the loan. The venture believes that with continued operations and rent payments from Carmike, a tenant in bankruptcy, the successful completion of out parcel sales pledged to be used to reduce debt principal and normal principal payments through August 2002, it will be able to refinance the loan. The venture may be required to have a capital call from the venture partners or request a loan from the Company to complete the refinancing process. Any cash needed from the Company would be funded from the Company's available cash on hand. The Company believes it has adequate cash available to fund the potential needs of this venture, if needed.

WHE Associates, Inc. Litigation

The Company expects to pay damages in the WHE Associates, Inc. litigation of approximately $1.5 million, plus interest from November 2000, in 2002. The damages will be paid from current cash on hand.

Merchant's Festival Line of Credit

The Company currently has $10 million outstanding on its line of credit secured by Merchant's Festival. The line of credit expires in May 2002. The Company is in the process of obtaining an extension of the line of credit through December 2002. The Company anticipates an approximate $1.0 million required principal reduction to enable the debt to be extended. The Company will use current available cash to pay the principal reduction.

Towne Centre

The Company believes it will sell Towne Centre during 2002. It is expected that the sale of the property would generate significant net proceeds in 2002.

Variable Rate Debt

The Company has $85.5 million of variable rate debt on its owned properties. If interest rates rose 100 basis points, it would increase annual interest costs by approximately $0.9 million. The Company anticipates cash generated from operations and its current available cash would be sufficient to cover its debt service costs on variable rate debt.

Long-Term Cash Needs

Term Loan Due 2003

The Company's $58 million term loan expires in November 2003. The Company can extend the loan for one additional year as long as the Company does not have any loan defaults and agrees to extend its interest rate protection agreement on the loan. The Company believes it will be successful in refinancing this term loan given the expected property operations and its anticipated remaining cash reserves at the time of refinancing.

Las Vegas

The Company continues to market its Las Vegas property. The property consists of 25.7 acres of land and a 229,959-square-foot center previously operated as an outlet shopping center. The property is unencumbered and all sales proceeds would be available to the Company. The current economic conditions make it difficult to estimate the timing of the sale of this property.

Lazard Transaction

On August 5, 1998, stockholders approved the Lazard transaction involving Prometheus Southeast Retail LLC's $200 million purchase of the Company's Common Stock at $9.50 per share. All funds were used in 1999 and 1998 to fund acquisitions, debt retirement, investments in ventures, common stock repurchases and development.

As part of the Lazard transaction, the Company signed a Contingent Value Rights Agreement with PSR. Under this agreement, if PSR has not essentially doubled its investment (through stock appreciation and dividends) by January 1, 2004, the Company will be required to pay PSR, in cash or stock at its discretion, an amount necessary to achieve such a return, subject to a maximum payment of 4,500,000 shares or the cash value thereof.

Dividends

During 2001, the Company declared an annual dividend of $0.125 per common share, preferred share, and minority interest OP units outstanding which totaled $4.3 million, and represented a return of capital.

The Company's policy is to make a determination regarding its dividend distributions quarterly following review of the Company's financial results, capital availability, capital expenditures and improvement needs, strategic objectives and REIT requirements. The Company's policy is to declare dividends in amounts at least equal to 90% of the Company's taxable income, which is the minimum dividend required to maintain REIT status. The Company has not paid any dividends since April 2001. The Company is undergoing an evaluation of its capital needs, including the renovation of certain community shopping centers and reduction of debt. Consistent with the Company's policy, the Company will evaluate and determine any dividend payment each quarter based on its operating results and capital needs. Although the decision is made on a quarterly basis, the company has no present intention to pay cash dividends until a long-term strategic direction is established.

Economic Conditions

Inflation has remained relatively low during the past three years with certain segments of the economy experiencing disinflation, such as apparel sales. Disinflation in this market segment has slowed the growth of tenant sales, which adversely affects the Company's revenue due to lower percentage and overage rents on some properties. Any weakness in the overall retail environment as it relates to tenant sales volumes may have an impact on the Company's ability to renew leases at current rental rates or to re-lease space to other tenants. A decline in sales can effect renewal of tenant leases as well as the viability of the tenant which could result in reduced revenue. Percentage and overage rent are directly impacted by sales volumes and represented 2% and 4% of the Company's total revenue for the years ended December 31, 2001 and 2000, respectively. The primary cause of this decrease is due to the sale of the outlet portfolio, which included a greater percentage of tenants paying on a percentage of sales basis. Continuation of this trend may affect the Company's operating centers' occupancy rate, rental rates, and concessions, if any, granted on new leases or re-leases of space. This in turn may cause fluctuations in the cash flow from the operation and performance of the operating centers.

Important Considerations Regarding Forward-looking Statements

Some of the information in this Annual Report on Form 10-K are forward-looking statements. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." You can identify forward-looking statements by our use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," or other similar words. Although we believe that our plans, projections and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that our plans, projections or expectations will be achieved. When considering such forward-looking statements, you should keep in mind the following important factors that could cause our actual results to differ materially from those contained in any forward-looking statement:

- our markets could suffer unexpected increases in development of competitive retail properties;
- the financial condition of our tenants could deteriorate;
- the costs of our development projects could exceed our original estimates;
- we may not be able to complete development or joint venture projects as quickly or on as favorable terms as anticipated;
- we may not be able to lease or re-lease space quickly or on as favorable terms as old leases;
- we may have incorrectly assessed the environmental condition of our properties;
- we may not be able to refinance debt on as favorable terms as anticipated;
- an increase in interest rates would increase our debt service costs;
- we could lose key executive officers;
- our markets may suffer decline in economic growth or increase in unemployment rates;
- the perception of community shopping centers by investors might deteriorate;
- general and administrative costs, as a percentage of revenue, may increase as the size of portfolio decreases.

Given these uncertainties, we caution you not to place undue reliance on forward-looking statements. We undertake no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances or to reflect the occurrence of unanticipated events.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The effects of potential changes in interest rates are discussed below. Our market risk discussion includes "forward-looking statements" and represents an estimate of possible changes in future earnings that would occur assuming hypothetical future movements in interest rates. These disclosures are not precise indicators of expected future results, but only indicators of reasonably possible results. As a result, actual future results may differ materially from those presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" and the notes to the consolidated financial statements for a description of our accounting policies and other information related to these financial instruments.

To meet in part long-term liquidity requirements, the Company borrows funds at a combination of fixed and variable rates. In addition, the Company has assumed fixed rate debt in connection with acquiring properties. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. Currently, the Company is party to any interest rate agreement that limits the interest rate to a maximum of 9.66% on $58.0 million of variable-rate debt. As of December 31, 2001, the Company had approximately $85.5 million of variable-rate debt outstanding on its owned properties. If the weighted-average interest rate on this variable rate debt is 100 basis points higher or lower in 2001, interest expense would be increased or decreased approximately $0.9 million for the year ended December 31, 2001.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this Item is submitted in a separate section of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The nine directors named below were elected for one-year terms expiring at the 2002 annual meeting of stockholders or until their successors are duly elected and qualified.

Name	Age	Principal Occupation	Director Since
William D. Eberle	79	Chairman of Manchester Associates, Ltd.	1997
Carol R. Goldberg	72	President of The AVCAR Group, LTD	2001
Simon Konover	79	Founder of Konover & Associates, Inc. and Konover Investments Corporation	1998
J. Michael Maloney	55	Interim President and Chief Executive Officer of the Company	1999
L. Glenn Orr, Jr.	61	Senior Managing Director of The Orr Group, Investment Bankers	2001
Robert A. Ross	45	Vice President of Finance of Lazard Frères Real Estate Investors L.L.C	2001
Philip A. Schonberger	48	Managing Member of Albemarle Equities, L.L.C.	2001
Mark S. Ticotin	53	Managing Principal of Lazard Frères Real Estate Investors L.L.C.	1999
Andrew E. Zobler	40	Principal of Lazard Frères Real Estate Investors L.L.C.	2000

William D. Eberle was a founder of Boise Cascade and is Chairman of Manchester Associates, Ltd., a venture capital and international consulting firm, and of counsel to the law firm of Kaye Scholer. Mr. Eberle also serves as a director of America Service Group, Inc., a health care services company, Showscan Entertainment, Inc., a movie technology company, Ampco-Pittsburgh Corporation, a steel fabrication equipment company and Mitchell Energy & Development Corp., a gas and oil manufacturing company. Mr. Eberle is a member of the compensation committees of each of these companies.

Carol R. Goldberg is President of The AVCAR Group, LTD., a Boston management consulting firm in operation since 1989. Previously, Ms. Goldberg was President and Chief Operating Officer of The Stop & Shop Companies, Inc., and Chief Executive Officer of the Bradlees Division. Ms. Goldberg serves as a director of The Gillette Company, America Service Group, Inc. and Inverness Medical Innovations, Inc. She was also a trustee/director of Putnam Fund Groups and a director of Lotus Development Corporation and Cowles Media Company. Ms. Goldberg is a graduate of Jackson College, Tufts University and has completed the Advanced Management Program of the Harvard Business School.

Simon Konover is the founder of Konover & Associates, Inc. and Konover Investments Corporation. The two entities represent a $500 million-plus real estate enterprise headquartered in West Hartford, Connecticut. The organization includes shopping centers, office buildings, hotels, residential communities and specialty properties. In the mid-1960's, Mr. Konover began developing retail centers in South Florida and in late 1989 founded Konover & Associates South and Konover Management South Corporation, located in Boca Raton, Florida. The Company purchased certain assets of Konover Management South Corporation in 1998 and 1999 and, in connection with the acquisition, appointed Mr. Konover as Chairman of the Board.

J. Michael Maloney was named the Company's Interim President and Chief Executive Officer in March of 2001. Mr. Maloney is the founder of Highland Capital Group, Inc. ("HCG"), an investment and consulting services company, and currently serves as its President. Before forming HCG, he was Senior Vice President of Corporate Property Investors ("CPI") from 1981 to 1998. Prior to joining CPI he served as Vice President and Senior Credit Officer of Citibank's domestic real estate lending department from 1971 to 1981.

L. Glenn Orr, Jr. is the Senior Managing Director of The Orr Group, Investment Bankers. His thirty years in the banking industry include his positions as Chairman, President and Chief Executive Officer of Southern National Corporation and Chairman of Southern National Bank of South Carolina. In addition to his tenure at Southern National, Mr. Orr has served as a director of the Charlotte Federal Reserve Bank; President and Chief Executive Officer of Forsyth Bank & Trust Co. in Winston-Salem, North Carolina and President of Community Bank in Greenville, South Carolina. Mr. Orr currently serves as a director of two other public companies, Highwoods Properties, Inc. in Raleigh, North Carolina and Polymer Group in Charleston, South Carolina. He received his bachelors degree from Wofford College in South Carolina and his Masters of Business Administration from the University of South Carolina. He currently resides in Winston-Salem, North Carolina.

Robert A. Ross is Vice President of Finance at Lazard Frères Real Estate Investors L.L.C. ("LFREI") where his responsibilities include financial and investor reporting, financial analysis and valuation of all investments, cash flow forecasting and other financial analysis. Prior to joining LFREI, he was Senior Vice President, Finance for Brookfield Financial Properties. Previously, he worked at Olympia & York Companies (USA) where he managed the Budget Department with responsibility for property and corporate-level budgeting. Mr. Ross earned a Bachelor of Science degree from Villanova University and a Masters of Business Administration degree from Fairleigh Dickinson University.

Philip A. Schonberger has been actively engaged in the real estate business for twenty years. He currently is Managing Member of Albemarle Equities, LLC, a Hartford, Connecticut real estate firm focused on the acquisition of properties that will benefit from intensive and entrepreneurial asset and financial management. For three years beginning in 1990, he was the majority shareholder and served as Chairman of Landau & Heyman, Inc., a Chicago-based shopping center management firm founded in 1933. Prior to his current involvements, Mr. Schonberger operated a partnership with a major Washington, DC-based real estate owner active in retail real estate. He is a member of the International Council of Shopping Centers, having served as a State Director for the District of Columbia and Maryland. Mr. Schonberger is a graduate of Georgetown University and Columbia University Graduate School of Business.

Mark S. Ticotin is a Managing Principal of LFREI and is the Chief Executive Officer and a director of Atria, Inc. and Kapson Senior Quarters Corp. Before joining Lazard, he was Senior Executive Vice President of Simon Property Group, Inc., a publicly traded real estate investment trust ("SPG"), after SPG merged with CPI in September 1998. Mr. Ticotin had been President and Chief Operating Officer of CPI when it merged with SPG. The portfolios of CPI and SPG consisted primarily of regional shopping centers. From 1988 to 1997, Mr. Ticotin was Senior Vice President of CPI and responsible for its leasing, legal and marketing departments. Prior to joining CPI in 1983, he was an attorney with the law firm of Cravath, Swaine & Moore. Mr. Ticotin also serves as a director of Center Trust, Inc., and is a member of the Membership Committee of Intown Holding Company, L.L.C.

Andrew E. Zobler is a Principal of LFREI. He joined LFREI from Starwood Hotels & Resorts Worldwide, Inc., a global hotel management and ownership company, where he served as Senior Vice President of Acquisitions and Development. At Starwood, Mr. Zobler was responsible for capital raising, maintaining capital relationships and executing hotel acquisitions and dispositions in North America for all Starwood brands. Previously, Mr. Zobler was a law partner in the real estate group of the New York office of Greenberg, Traurig, Hoffman, Lipoff, Rose &

Quentel. Prior to joining Greenberg, Traurig, Mr. Zobler practiced law with Paul, Weiss, Rifkind, Wharton & Garrison and Cravath, Swaine & Moore. Currently, Mr. Zobler is also a director of The Fortress Group, Inc.

Messrs. Ross, Ticotin and Zobler were elected to the Board of Directors pursuant to the Company's Stockholder's Agreement with Prometheus Southeast Retail, LLC, which was entered into in connection with the issuance of a majority interest in the Company to Prometheus in 1998. See "Certain Relationships and Related Transactions – Prometheus Relationship" below.

The following table sets forth certain information with respect to the current executive officers of the Company.

Name	Age	Position
J. Michael Maloney	56	Interim President and Chief Executive Officer
Daniel J. Kelly	50	Executive Vice President, Chief Financial Officer
Robin W. Malphrus	41	Senior Vice President, General Counsel and Secretary

J. Michael Maloney was appointed interim President and Chief Executive Officer on March 6, 2001. Mr. Maloney is currently President of Highland Capital Group, Inc., which he founded in 1998. Highland is involved principally in investing and consulting services. Mr. Maloney, a real estate veteran and a Director of Konover, has over 30 years of industry and financial experience. Prior to the formation of Highland Capital Group, Mr. Maloney was a Senior Vice President with Corporate Property Investors (CPI) for 17 years. CPI owned and managed some of the most successful regional malls in the country, including Roosevelt Field, Long Island, NY; Lenox Square Mall, Atlanta, GA; and Town Center, Boca Raton, FL. CPI merged with Simon DeBartolo in September 1998, forming Simon Property Group, the largest retail REIT in the United States. At CPI, Mr. Maloney was responsible for property finance, development, acquisitions and dispositions, and had significant responsibility for leasing, property management and marketing. His experience also includes an extensive financial background as a Vice President and Senior Credit Officer with Citibank where his primary responsibility was the management of all national real estate loans including all retail property as well as homebuilders and retail land development.

Daniel J. Kelly joined the Company as Senior Vice President, Chief Accounting Officer in November 1999 and was promoted to Executive Vice President and Chief Financial Officer in June 2000. Prior to joining the Company, he was with Arthur Andersen LLP for 16 of the last 20 years. From 1993 to 1999, Mr. Kelly served as an audit partner in Arthur Andersen LLP's Raleigh, North Carolina office where he worked primarily with real estate, emerging growth, high-tech and middle-market companies, providing accounting and financial consulting services. Mr. Kelly served as Chief Financial Officer for a real estate development company from 1982 to 1986.

Robin W. Malphrus was promoted from Vice President, Secretary and General Counsel to Senior Vice President, Secretary and General Counsel in January 1999. Prior to being named Vice President, Secretary and General Counsel in August 1998, Ms. Malphrus was Vice President and Secretary, a position she held since June 1996. Ms. Malphrus joined the Company in August 1994 as Corporate Counsel, and prior to joining the Company, Ms. Malphrus was Corporate Counsel for North Hills, Inc. for five years.

SECTION 16(A). BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Each director and officer of the Company and each beneficial owner of 10% or more of the Company's Common Stock is required to file with the Securities and Exchange Commission and the New York Stock Exchange, by a specified date, reports of Common Stock ownership and changes in Common Stock ownership. To the Company's knowledge, based solely on copies of such filings furnished to the Company and written representations that no reports on Form 5 were required, during the fiscal year ended December 31, 2001, all such filings were timely made, except Mr. Maloney and Ms. Rice filed late a report disclosing one transaction each.

ITEM 11. EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation of the (i) the individuals serving as Chief Executive Officer during 2001 and (ii) the four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at December 31, 2001 (collectively, the "Named Executive Officers").

		Annual Compensation		Long-Term Compensation Awards		
Name and Principal Position	Year	Salary ($)	Bonus ($)(7)	Restricted Stock Awards ($)(12)	Securities Underlying Options (#)	All Other Compensation (21)
J. Michael Maloney	2001	246,591 (4)	75,000 (8)	—	22,728 (18)	3,170
President and Chief Executive	2000	—	—	—	13,889 (18)	—
Officer	1999	—	—	—	—	—
Daniel J. Kelly	2001	200,000	—	—	—	5,754
Executive Vice President and	2000	166,667	—	250,000 (13)	—	5,098
Chief Financial Officer	1999	19,327 (5)	—	30,012 (13)	—	249
Linda M. Swearingen (1)	2001	141,000	27,500	—	—	4,763
Former Senior Vice President,	2000	133,156	—	77,029 (14)	—	4,849
Finance and Asset Management	1999	134,333	—	78,469 (14)	75,000 (19)	5,521
Robin W. Malphrus	2001	130,000	—	—	—	3,849
Senior Vice President, General	2000	129,167	—	71,263 (15)	—	5,104
Counsel and Secretary	1999	123,333	—	58,894 (15)	75,000 (19)	5,738
C. Cammack Morton (2)	2001	60,000	—	—	—	3,081,352 (22)
Former President and Chief	2000	330,000	—	339,711 (16)	—	16,720
Executive Officer	1999	330,000	—	758,858 (16)	350,000 (20)	20,042
Suzanne L. Rice (3)	2001	136,707	188,181 (9)	—	—	230,476 (23)
Former Senior Vice President	2000	134,333	187,758 (10)	—	—	37,700 (23)
	1999	97,500 (6)	166,667 (11)	218,081 (17)	—	15,482 (23)

(1) Ms. Swearingen's last day of employment with the Company was March 15, 2002.

(2) Mr. Morton's last day of employment with the Company was March 6, 2001.

(3) Ms. Rice's last day of employment with the Company was February 28, 2002.

(4) Mr. Maloney joined the Company in March 2001 as the President and Chief Executive Officer upon the resignation of Mr. Morton.

(5) Mr. Kelly joined the Company in November 1999.

(6) Ms. Rice joined the Company in April 1999.

(7) Except as noted below, bonuses for all of the officers of the Company for 2000 and 1999 were paid in the form of shares of restricted Common Stock ("Restricted Stock") and are reported under the Restricted Stock Award column of this table. The shares of Restricted Stock paid as bonuses vest all at once ("cliff vesting") after three years from issuance, except as otherwise noted below. The number of shares awarded is based on the market price of a share of Common Stock on the last day of the applicable calendar year. In consideration of the three-year vesting period, Restricted Stock bonus amounts are set at 150% of an equivalent cash bonus.

(8) Mr. Maloney's cash bonus of $75,000 was paid in March 2002 but, for the purposes of this table, is recorded as bonus earned during 2001.

(9) For purposes of this table, Ms. Rice's guaranteed annual cash bonus of $166,667 for the year ended February 28, 2002 is recorded as bonus earned during 2001. See "Employment Agreements."

(10) For purposes of this table, Ms. Rice's guaranteed annual cash bonus of $166,667 for the year ended February 28, 2001 is recorded as bonus earned during 2000. See "Employment Agreements."

(11) For purposes of this table, Ms. Rice's guaranteed annual cash bonus of $166,667 for the year ended February 29, 2000 is recorded as bonus earned during 1999. See "Employment Agreements."

(12) Unless otherwise indicated, all Restricted Stock reported here has been exchanged for options to purchase shares of Restricted Stock at a purchase price equal to 10% of the market value of a share on the date of grant ("Repurchase Rights"). The vesting schedule for all Repurchase Rights mirrors that of the exchanged Restricted Stock. A dividend equivalent right is associated with all Repurchase Rights.

(13) Mr. Kelly received his long-term incentive compensation in the form of Restricted Stock as follows:

(a) 5,676 shares, with a value of $30,012 ($5.875 per share) net of a 10% exercise price, subject to a three-year graded vest, were awarded November 15, 1999;

(b) 9,877 shares, with a value of $50,000 ($5.625 per share) net of a 10% exercise price and immediate vesting, were awarded June 1, 2000; and

(c) 55,556 shares, with a value of $200,000 ($4.00 per share) net of a 10% exercise price, subject to a three-year graded vest, were awarded December 1, 2000.

As of December 31, 2001, Mr. Kelly held 71,109 shares of both vested and unvested Restricted Stock (or Repurchase Rights) worth $75,546 ($1.50 per share, net of a 10% exercise price for the Repurchase Rights). Dividends or dividend equivalents are payable on such Restricted Stock and shares underlying such Repurchase Rights.

(14) Ms. Swearingen received her annual bonus and her long-term incentive compensation in the form of Restricted Stock as follows:

(a) 15,500 shares, with a value of $78,469 ($5.625 per share) net of a 10% exercise price, subject to a three-year cliff vest, were awarded March 1, 1999 as Ms. Swearingen's 1998 bonus; and

(b) 16,700 shares, with a value of $77,029 ($5.125 per share) net of a 10% exercise price, subject to a three-year cliff vest, were awarded March 1, 2000 as Ms. Swearingen's 1999 bonus.

As of December 31, 2001, Ms. Swearingen held 47,649 shares of both vested and unvested Restricted Stock (or Repurchase Rights) worth $42,409 ($1.50 per share, net of a 10% exercise price for the Repurchase Rights). Dividends or dividend equivalents are payable on all of such Restricted Stock and the shares underlying such Repurchase Rights.

(15) Ms. Malphrus received her annual bonus and her long-term incentive compensation in the form of Restricted Stock as follows:

(a) 1,000 shares, with a value of $6,750 ($7.50 per share) net of a 10% exercise price, subject to a three-year graded vest, were awarded January 1, 1999 to Ms. Malphrus as long-term incentive compensation ; and

(b) 10,300 shares, with a value of $52,144 ($5.625 per share) net of a 10% exercise price, subject to a three-year cliff vest, were awarded March 1, 1999 as Ms. Malphrus' 1998 bonus; and

(c) 15,450 shares, with a value of $71,263 ($5.125 per share) net of a 10% exercise price, subject to a three-year cliff vest, were awarded March 1, 2000 as Ms. Malphrus' 1999 bonus.

As of December 31, 2001, Ms. Malphrus held 39,214 shares of both vested and unvested Restricted Stock (or Repurchase Rights) worth $35,072 ($1.50 per share, net of a 10% exercise price for the Repurchase Rights). Dividends or dividend equivalents are payable on all of such Restricted Stock and the shares underlying such Repurchase Rights.

(16) Mr. Morton received a portion of his base annual salary, his periodic increases in base annual salary, his annual bonus and his long-term incentive compensation in the form of Restricted Stock as follows:

(a) 21,800 shares, with a value of $112,815 ($5.75 per share) net of a 10% exercise price, subject to a three-year cliff vest, were awarded March 1, 1999 as an increase in Mr. Morton's 1999 base annual salary;

(b) 38,650 shares, with a value of $200,014 ($5.75 per share) net of a 10% exercise price, subject to a one-year cliff vest, were awarded March 1, 1999 as part of Mr. Morton's 1999 base annual salary;

(c) 96,700 shares, with a value of $446,029 ($5.125 per share) net of a 10% exercise price, subject to a three-year cliff vest, were awarded March 1, 2000 as Mr. Morton's 1999 bonus;

(d) 30,250 shares with a value of $139,528 ($5.125 per share) net at a 10% exercise price, subject to a three-year cliff vest, were awarded March 1, 2000 as an increase in Mr. Morton's base annual salary; and

(e) 43,400 shares with a value of $200,183 ($5.125 per share) net at a 10% exercise price, subject to a one-year cliff vest, were awarded March 1, 2000 as part of Mr. Morton's 2000 base annual salary.

Pursuant to Mr. Morton's separation agreement dated March 6, 2001, the Repurchase Rights referred to above in notes a, c, d, & e were cancelled. Mr. Morton also agreed that 225,851 vested Repurchase Rights (including those noted in (b) above) would remain outstanding (and entitled to dividend equivalents) until April 2002. See "Separation Agreement" below for further details.

(17) Amounts shown consist of: (i) bonus amounts earned during 1999 and paid during 2000 in the form of Restricted Stock and (ii) leasing, management and development commissions paid in the form of Restricted Stock during 1999 pursuant to Ms. Rice's employment contract. Such Restricted Stock was issued as follows:

(a) 27,368 shares with a value of $162,500 ($5.9375 per share) were awarded April 1, 1999 as a partial payment towards leasing, management and development commissions expected to be earned through March 31, 2001 and ;

(b) 12,050 shares, with a value of $55,581 ($5.125 per share) net of a 10% exercise price, subject to a three-year cliff vest, were awarded March 1, 2000 as part of Ms. Rice's 1999 bonus.

As of December 31, 2001, Ms. Rice held 39,418 shares of both vested and unvested Restricted Stock (or Repurchase Rights) worth $52,951 ($1.50 per share). Dividends or dividend equivalents are payable on all of the shares underlying such Repurchase Rights.

(18) Mr. Maloney received stock options in lieu of cash for his Board of Directors compensation for each respective year.

(19) These options vest five years from date of grant or, if earlier, on the following schedule: 33% vest upon the Common Stock price reaching $12, an additional 33% vest upon the Common Stock price reaching $14 and the remaining 34% vest upon the Common Stock price reaching $19, in each case, less dividends paid. The Named Executive Officer is entitled to receive certain dividend equivalent amounts on the shares underlying the options as follows: as of November 11, 1999, an amount equal to the dividends that would have been paid since that date on 20% of the shares underlying such options; each anniversary thereafter (through November 11, 2003), an additional 20% of such shares enjoy dividend equivalent rights as though such shares were outstanding as of November 11th of that year. For each recipient, the unvested portion of these options cancel upon termination or resignation from the Company.

(20) Pursuant to his separation agreement with the Company, Mr. Morton forfeited his rights with respect to the 350,000 options issued previously for this year. See "—Separation Agreement" below.

(21) Amounts shown represent matching contributions to the Company's 401(k) Retirement and Savings Plan, car allowances and life and disability insurance cost.

(22) Severance payments made to Mr. Morton pursuant to his separation agreement with the Company. See "Separation Agreement" below.

(23) Amounts shown include leasing, management and development commissions totaling $230,476 in 2001, $34,805 in 2000 and $12,281 in 1999 paid pursuant to Ms. Rice's employment contract.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES (1)

The following table sets forth certain information concerning exercises of stock options during 2001 and the year-end value of unexercised options held by each of the Named Executive Officers:

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options At Fiscal Year-End (#) Exercisable/unexercisable(2)	Value of Unexercised In-the money Options At Fiscal Year-End ($) Exercisable/unexercisable(3)
C. Cammack Morton	225,851	134,982	300,000/—(4)	—/—
J. Michael Maloney	—	—	36,617(5)/—	—/—
Daniel J. Kelly	—	—	—/—	—/—
Linda M. Swearingen (6)	—	—	20,000/75,000	—/—
Robin W. Malphrus	—	—	—/75,000	—/—
Suzanne L. Rice	—	—	—/—	—/—

(1) Excludes Repurchase Rights with a 10% exercise price, which are reported under the "Restricted Stock Awards" column of the Summary Compensation Table.

(2) Future exercisability is subject to vesting and the optionee remaining employed by the Company.

(3) Value is calculated by subtracting the exercise price from the fair market value of the securities underlying the option at fiscal year-end and multiplying the results by the number of in-the-money options held. Fair market value was based on the closing price of the Common Stock on the New York Stock Exchange at December 31, 2001 ($1.50).

(4) Pursuant to his separation agreement with the Company, Mr. Morton forfeited his rights with respect to these options if he did not exercise them by April 2002. See "– Separation Agreement" below.

(5) These options were issued as Board compensation prior to Mr. Maloney becoming an executive officer and were fully exercisable upon the effective date and expire on May 14, 2005.

(6) The unexercisable options were forfeited on Ms. Swearingen's last day of employment.

COMPENSATION OF DIRECTORS

General. The Company pays an annual retainer fee of $12,000 to directors who are not employees of the Company, plus a fee of $1,000 for each Board of Directors and assigned committee meeting attended, except as detailed below. Pursuant to an agreement with Messrs. Ross, Ticotin and Zobler, the Company does not compensate them for serving on the Board of Directors, but it reimburses them for any expenses incurred in attending meetings of the Board of Directors and assigned committees. Directors fees are payable quarterly.

Each non-employee director also is reimbursed for expenses incurred in attending meetings of the Board of Directors and assigned committees. Employees of the Company who are directors receive no additional compensation for their service as directors.

In addition, Mr. Konover receives $10,000 per month pursuant to the Company's acquisition agreement relating to the Konover & Associates South portfolio.

Establishment of Special Committee. On June 19, 2001 the Board appointed a special committee of independent directors for the purpose of (i) negotiating with a goal towards entering into an agreement with Prometheus to amend, modify, or replace the contingent value rights to the extent the special committee deems it advisable and (ii) reviewing, considering, investigating, evaluating and making any recommendations to the Board of Directors regarding various strategic alternatives available to the Company relating to the Company's non-outlet centers. Having disposed of the outlet assets in the fall, the scope of the special committee's powers now includes reviewing strategic alternatives for the entire Company, which may include the negotiation of a business combination or other change-of-control transaction, and making a recommendation to the entire board.

The special committee is comprised of William D. Eberle (Chairperson), Carol R. Goldberg and L. Glenn Orr, Jr. In lieu of the normal Board compensation, the members of the special committee shall receive a total fee of $75,000 payable in quarterly installments commencing September 2001 until June 2002. Upon completion of the special committee's assignment, any unpaid balance would then become due and payable.

EMPLOYMENT AGREEMENTS

J. Michael Maloney. Mr. Maloney entered into an employment contract with the Company on February 13, 2002. Mr. Maloney's contract is effective until September 4, 2002. Mr. Maloney's contract provides for a maximum payment of $300,000 for the six month period ending September 4, 2002. The contract also states that a bonus of $200,000, in recognition of his agreement to serve as Chief Executive Officer for the 18-month period ending September 4, 2002 will be payable to him at the earlier of the end of his contract or upon sale or change in control of the Company. In addition to his duties as Chief Executive Officer, Mr. Maloney will lead the Company's efforts in connection with any transaction relating to the sale of the Company, as directed by the special committee of the Board of Directors.

Mr. Maloney was hired to serve as interim president and CEO commencing March 2001. Mr. Maloney is the founder and serves as President of Highland Capital Group, Inc., an investment and consulting services company. As Mr. Maloney continues to serve as President of Highland Capital Group, his employment agreement does not require that he devote all of his business time to the Company.

Daniel J. Kelly. Mr. Kelly entered into an employment contract with the Company on December 29, 2000. Mr. Kelly's contract is effective until December 31, 2002. Mr. Kelly's contract provides for a minimum annual base salary at the rate of $200,000, which may be increased from time to time by the Board of Directors, and for the potential to receive annual bonuses. On January 1, 2002, the Company elected to not extend Mr. Kelly's contract.

If Mr. Kelly's employment contract is terminated without cause within 12 months from the date of a change in control of the Company (as described below), then Mr. Kelly will be entitled to forgiveness of any outstanding loans made to him by the Company and Mr. Kelly will receive a cash amount equal to the sum of the following: (1) his then-current base salary and then-current benefits for 24 months (or 12 months if such termination occurs after December 31, 2003); (2) two times the amount of his last paid bonus; and (3) the amount of 12 months of the then-current employee contribution toward COBRA continuation coverage. Additionally, all of Mr. Kelly's shares of restricted stock, stock options and other long-term incentives would vest immediately upon a change of control.

For purposes for Mr. Kelly's employment contract, "change in control" generally means any sale, merger, consolidation, or any other business combination or reorganization in which a third party becomes the beneficial owner of more than 50% (on a fully diluted basis) of the Company's common stock or voting power or any sale or other disposition of all or substantially all of the assets of Company. Additionally, the agreement has been modified so that a going private transaction with Lazard Frères Real Estate Investors, LLC or affiliate would be considered a change in control for purposes of applying the provisions of this contract.

SEPARATION AGREEMENT

C. Cammack Morton. C. Cammack Morton resigned as an officer and director of the Company on March 6, 2001. In connection with his resignation, the Company and Mr. Morton entered into a Separation Agreement and General Release. Under the separation agreement, which was a complete settlement of Mr. Morton's rights under his former employment agreement, the Company paid Mr. Morton $2.5 million in cash and released him from the non-compete restrictions in his employment agreement.

In addition, the parties agreed upon Mr. Morton's rights under various equity awards. Mr. Morton's equity awards fall into three categories: (i) 617,150 Repurchase Rights with exercise prices ranging from approximately $.51 to $.77 per share (the "deeply discounted Repurchase Rights"), (ii) 440,000 Repurchase Rights issued in exchange for stock options, which rights have exercise prices significantly above the current market price for the Company's common stock (the "out-of-the-money Repurchase Rights") and (iii) 210,000 out-of-the-money stock options. Unlike the stock options, all Repurchase Rights are entitled to dividend equivalent payments.

Mr. Morton agreed that his 225,851 vested deeply discounted Repurchase Rights and 300,000 vested out-of-the-money Repurchase Rights would remain outstanding (and entitled to dividend equivalent rights) only until April 1, 2002. He also agreed to the immediate cancellation of the remaining 391,299 deeply discounted Repurchase Rights in exchange for an additional cash payment of $900,000, of which the Company paid $400,000 in 2001 and the remaining $500,000 in January 2002. Mr. Morton also forfeited his interest in 140,000 out-of-the-money Repurchase Rights and 210,000 out-of-the-money stock options in exchange for $35,000 in cash.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2001, the following individuals (none of whom was or had been an officer or employee of the Company) served on the Executive Compensation Committee: Ms. Goldberg (Chairperson) and Messrs. Schonberger and Zobler. No member of the Executive Compensation Committee was or is an officer or employee of the Company.

COMPENSATION COMMITTEE REPORT

Executive Officer Compensation Policies. The goals of the Compensation Committee (the "Committee") with respect to the compensation of the Company's executive officers for 2001 are to (i) provide a competitive total compensation package that enables the Company to attract and retain qualified executives and (ii) align the compensation of such executives with the Company's overall business objectives and strategies. To this end, the Committee determines executive compensation consistent with a philosophy of compensating executive officers based on their responsibilities and the Company's performance in attaining financial and non-financial objectives.

The primary components of the Company's executive compensation program for 2001 were: (i) base salaries and (ii) performance-based bonuses related to stated objectives in connection with the Company's restructuring plans. Generally, the more senior the position, the greater the compensation that varies with achieving Company objectives.

Chief Executive Officer's Compensation. J. Michael Maloney's compensation for 2001 as the Company's interim Chief Executive Officer consisted of an annual base salary of $300,000. Mr. Maloney received an additional payment of $100,000 in March for the one-year period ending March 4, 2002. Both the base salary and additional payment amounts were pursuant to an understanding entered into with Mr. Maloney in connection with his agreeing to serve as interim CEO.

Stock Options. The Company established an Employee Stock Incentive Plan (the "Stock Incentive Plan") in 1993 for the purpose of attracting and retaining the Company's executive officers and other employees. A maximum of 2,800,000 shares of Common Stock are issuable under the Stock Incentive Plan. The Stock Incentive Plan allowed for the grant of incentive and nonqualified options (within the meaning of the Internal Revenue Code) that were exercisable at a price equal to the closing price of the Common Stock on the New York Stock Exchange on the trading day immediately preceding the date of grant. All of the Company's executive officers were eligible to receive options to purchase shares of Common Stock granted under the Stock Incentive Plan. In June 1999, 1,525,000 options were issued to the Company's senior management. These options vest five years from date of grant or, if earlier, upon the following schedule: 33% vest upon the Common Stock price reaching $12, an additional 33% vest upon the Common Stock price reaching $14 and the remaining 34% upon the Common Stock price reaching $19, in each case, less dividends paid. Such officers are entitled to receive certain dividend equivalent amounts on the shares underlying these options as follows: as of November 11, 1999, an amount equal to the dividends that would have been paid since that date on 20% of the shares underlying such options; each anniversary thereafter (through November 11, 2003), an additional 20% of such shares enjoy dividend equivalent rights as though such shares were outstanding as of November 11th of that year. These options issued under the Stock Incentive Plan have been or will be cancelled under the terms of the separation agreement with Mr. Morton as described above at "– Separation Agreement." No stock options were issued under the Stock Incentive Plan in 2001.

Restricted Stock and Repurchase Rights. The Company established a Restricted Stock plan (the "Restricted Plan") in 1996, reserving 350,000 shares of Common Stock for issuance thereunder, to give the Committee more flexibility in designing equity-based compensation arrangements to attract, motivate and retain executives and other key employees. Such equity-based compensation was designed to align more closely the financial interests of management with that of the stockholders. In 1997 and 1998, the Company reserved in the aggregate an additional 1,900,000

shares of Common Stock for issuance under the Restricted Plan. The Restricted Plan, which is administered by the Committee, provides for the grant of Restricted Stock awards to any new or existing employee of the Company, including executive officers. Awards under the Restricted Plan typically will be subject to various vesting schedules ranging from one to four years from the date of grant. The Restricted Plan permits the Committee to customize the vesting schedule by deferring the commencement date, lengthening the vesting period and/or conditioning vesting upon the achievement of specified performance goals. During 2001, the Company granted 35,018 shares of Restricted Stock to officers and other key employees.

In 1997, the Company supplemented the Restricted Plan so that officers would not have to sell their shares of Restricted Stock to meet their tax obligations incurred upon the vesting of such shares. The Restricted Plan as supplemented provides that Restricted Stock may be replaced by Repurchase Rights, which entitle the holder to purchase Restricted Stock at an exercise price equal to 10% of the value of a share on the date of grant of the Repurchase Right. The Repurchase Rights vest on the same schedule as the shares of Restricted Stock that they replaced. Under the supplemented Restricted Plan, holders of Repurchase Rights will also be entitled to cash payments equal to the value of the dividends that would have been paid on the shares underlying the Repurchase Rights. The officers may exercise the Repurchase Rights at any time after vesting and within 15 years of the date of grant. For purposes of calculating the number of options and shares available for issuance under the Company's Restricted Plan, when Restricted Stock is exchanged for Repurchase Rights that have an exercise price equal to 10% of the stock price on the date of exchange, no adjustment is made to the number of outstanding shares of Restricted Stock under the Restricted Plan since the underlying number of shares does not change.

The Executive Compensation Committee respectively submits this report to the stockholders.

Carol R. Goldberg, Chairperson
Philip A. Schonberger
Andrew E. Zobler

PERFORMANCE GRAPH

Set forth below is a line graph comparing the yearly percentage change in the Company's cumulative total return on the Common Stock with the cumulative total return of a hypothetical investment in each of the Standard & Poor's Composite – 500 Index and the index of equity real estate investment trusts prepared by the National Association of Real Estate Investment Trusts ("NAREIT") based on the respective market prices of each such investment on the dates shown below, assuming an initial investment of $100 in the Common Stock on December 31, 1996 and the reinvestment of dividends. Equity real estate investment trusts are defined as those which derive more than 75% of their income from equity investments in real estate assets. The NAREIT equity index includes all tax qualified real estate investment trusts listed on the New York Stock Exchange, the American Stock Exchange or the NASDAQ National Market System.


300
250
200
150
100
50
0
12/96
12/97
12/98
12/99
12/00
12/01
Konover Property Trust, Inc.
NAREIT Equity Index
S&P 500 Comp - LTD

	Dec-96	Dec-97	Dec-98	Dec-99	Dec-00	Dec-01
Konover Property Trust, Inc.	100.00	116.98	106.60	102.61	78.95	27.87
S&P 500 Comp—LTD	100.00	133.35	171.46	207.53	188.64	166.24
NAREIT Equity Index	100.00	120.26	99.21	94.63	119.58	136.24

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of Common Stock of the Company as of March 20, 2002 by: (a) each Named Executive Officer; (b) each director and nominee; (c) current executive officers and directors as a group; and (d) each person or group known by the Company to beneficially own more than five percent of the Common Stock. Except as otherwise described in the notes below, the following beneficial owners have sole voting power and sole investment power with respect to all shares of Common Stock set forth opposite their name.

	Amount and Nature of Beneficial Ownership (1)	Percent of Class (9)
C. Cammack Morton	492,581(2)	1.6%
Daniel J. Kelly	32,180(3)	*
Linda M. Swearingen	70,012(4)	*
Robin W. Malphrus	25,137(5)	*
Suzanne L. Rice	27,371	*
William D. Eberle	30,125(6)	*
Carol R. Goldberg	—	*
Simon Konover	30,897(7)	*
J. Michael Maloney	36,617	*
L. Glenn Orr, Jr	—	*
Robert A. Ross	—	*
Philip A. Schonberger	—	*
Mark S. Ticotin	21,052,631(8)	66.5%
Andrew E. Zobler	—	*
All current executive officers and directors as a group (13)	21,304,970	67.3%
Prometheus Southeast Retail Trust	21,052,631(8)	66.5%

(1) Includes shares issuable upon exercise or conversion of other securities within the next 60 days.

(2) Includes 300,000 of out-of-the-money options which are outstanding until April 1, 2002. See "Executive Compensation – Separation Agreement" for additional information.

(3) Includes 32,180 shares issuable upon exercise of vested Repurchase Rights.

(4) Includes 67,649 shares issuable upon exercise of vested Repurchase Rights.

(5) Includes 23,449 shares issuable upon exercise of vested Repurchase Rights.

(6) Includes 23,030 shares issuable upon exercise of vested Repurchase Rights.

(7) Represents shares issuable (at the Company's option) upon redemption of partnership interests in KPT Properties, L.P.

(8) Prometheus Southeast Retail Trust ("Prometheus") is the direct owner of this interest in the Company. Prometheus Southeast Retail LLC owns all of the common equity interests in Prometheus. Prometheus Southeast Retail LLC has one member, LFSRI II SPV REIT Corp. ("SPV"). SPV has three owners of its common shares: LF Strategic Realty Investors II L.P. ("LFSRI II") owns 86.1%, LFSRI II Alternative Partnership L.P. ("Alternative") owns 10.4% and LFSRI II-CADIM Alternative Partnership L.P. ("CADIM") owns 3.5%. Lazard Frères Real Estate Investors L.L.C. ("LFREI") is the general partner of each of LFSRI II, Alternative and CADIM. Lazard Frères & Co., LLC is the managing partner of LFREI. Mr. Ticotin is a Managing Principal of LFREI. As a consequence of the foregoing, Mr. Ticotin may be deemed to have an indirect beneficial ownership interest in the Company, as well as indirect shared investment power and indirect shared voting power. Mr. Ticotin hereby disclaims beneficial ownership of the shares of the Company held by Prometheus except to the extent of any pecuniary interest he may have therein by virtue of his being an executive officer of LFREI.

(9) An asterisk (*) indicates less than one percent. Shares issuable upon exercise or conversion of other securities within the next 60 days are deemed outstanding for the purpose of computing the percentage of outstanding securities owned by the person or group named but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Prometheus Relationship. Prometheus Southeast Retail Trust, which is indirectly controlled by LFREI, acquired its 66% interest in the Company during 1998 pursuant to the shareholder-approved Stock Purchase Agreement with the Company.

Pursuant to a related Stockholders Agreement with Prometheus, the Company was initially obligated to take all actions necessary to cause the Board of Directors to consist of at least nine members, three of whom were designated by Prometheus (the "Prometheus Nominees"). However, the number of Prometheus Nominees that Prometheus is entitled to nominate decreases as the value of its ownership interest in the Company decreases, as set forth below:

Investment Value	Number of Prometheus Nominees
$50 million or more	Three or proportional one-third share of the Board if Board size over nine
$25 million to $50 million	Two or proportional two-ninths share of the Board if Board size over nine
$10 million to $25 million	One or proportional one-ninth share of the Board if Board size over nine
Less than $10 million	None

At the time of the Company's 2001 annual shareholders' meeting, Prometheus was entitled to three nominees. The three nominees were Mr. Ross, Mr Ticotin and Mr. Zobler. Mr. Ross is a Vice President of Finance of LFREI. Mr. Ticotin is a Managing Principal of LFREI. Mr. Zobler is a Principal of LFREI.

The Company also entered into a Contingent Value Right Agreement, which provides that if Prometheus has not doubled its investment (through stock appreciation, dividends, or both) by January 1, 2004, the Company will pay Prometheus in cash or stock, an amount necessary to achieve such a return, subject to a maximum payment of 4,500,000 shares or the cash value thereof.

Loans to Sunset KPT Investments, Inc. In order to satisfy previous income source tests imposed on REITs, the Company's interest in certain development land and a third-party management business was held through its 85% economic interest in Sunset KPT Investments, Inc. (formerly Wakefield Investment, Inc.). In 2001, Messrs. Morton and Miniutti transferred their 13.5% interests in Sunset KPT Investments, Inc. to Konover Development and Management South Corporation, an affiliate of Mr. Konover. The remaining 1.5% interest was held by a previous officer of the Company. Subsequent to this transfer, the Company completed the purchase of the remaining 15% economic interest in Sunset KPT Investments, Inc. in January 2002.

The following table provides information about certain loans from the Company to Sunset KPT Investments, Inc., or its subsidiaries made during 2001:

Project	2001 Activity	Interest	Purpose of Loan
Mercer Mill	$189,752	0%	Provide funding to purchase and develop land.
RMC/Konover Property Trust, LLC	$534,745	0%	Provide for operations of third-party management company.
Carolina Bay	$515,075	15%	Provide funding to purchase and develop land.
Sunset KPT Investments	$134,724	15%	Provide funding for holding company operations.

Lease Guarantee Obligations. In 1998, the Company acquired Lake Point Centre, which had been developed by certain affiliates of Mr. Konover prior to its sale to the Company. The amount paid by the Company for the property was $14.5 million; however, as a condition of the sale, the seller, an affiliate of Mr. Konover, is obligated to pay certain monthly lease payments on unleased space at the center until March 2003. There were no payments received during 2001 pursuant to this lease-guarantee obligation. As of March 2002, affiliates of Mr. Konover owed $472,420 under this lease-guarantee obligation.

Payment of Deferred Purchase Price. In 1998, the Company entered into an agreement with affiliates of Mr. Konover to take over the management and leasing of certain properties. In consideration of the assignment of the management and leasing agreements to the Company, the Company agreed to pay $1.1 million in 1999, $1.4 million in 2000 and $1.3 million in 2001. The final $1.3 million payment was made in January 2001.

Sale of Florida Property Management Business in 2002. On February 28, 2002, the Company sold RMC/Konover Trust LLC ("RMC") to RMC Management Company LLC, a Florida limited liability company whose sole member is Suzanne L. Rice, a former officer of the Company. Under the terms of the agreement, the entity affiliated with Ms. Rice will assume the operating assets, third-party liabilities and property management and leasing contracts for 70 shopping centers totaling 6.5 million square feet. The Company's net liabilities and often obligations including office space and equipment losses and related employee benefits assumed by RMC Management Company LLC were approximately $0.2 million. The Company will retain the Sunrise, Florida office that manages and leases five of the Company's Florida shopping centers, along with three other third-party management and leasing contracts.

Retention of Kaye Scholer LLP as counsel to the Special Committee. As discussed under "Executive Compensation – Compensation of Directors," the Board of Directors has formed a special committee to review strategic alternatives for the entire Company, which may include the negotiation of a business combination or other change-of-control transaction, and making a recommendation to the entire board. In connection with the discharge of its duties, the special committee has engaged Kaye Scholer LLP as legal counsel. Mr. Eberle, who serves on the special committee, is of counsel to Kaye Scholer LLP.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8 - K

(a)(1) The following consolidated financial statements are filed as part of the report:

	Page
Report of independent public accountants	F-2
Consolidated balance sheets as of December 31, 2001 and 2000	F-3
Consolidated statements of operations for the years ended December 31, 2001, 2000 and 1999	F-4
Consolidated statements of stockholders' equity for years ended December 31, 2001, 2000 and 1999	F-5
Consolidated statements of cash flows for the years ended December 31, 2001, 2000 and 1999	F-6
Notes to consolidated financial statements	F-7

(a)(2) Included with this report is the following consolidated financial statement schedule:

Schedule III - Real Estate and Accumulated Depreciation

(a)(3) The Financial Statements of the Company's Non-Qualified Employee Stock Purchase Plan listed below are filed herewith pursuant to Form 10-K, General Instruction F.

Report of Independent Public Accountants
Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000
Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2001, 2000 and 1999
Notes to Financial Statements

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(a)(4) Included with this report are the following exhibits:

EXHIBIT LIST

Exhibit #	Title
3.1	Amended and Restated Articles of Incorporation (1)
3.2	Amended and Restated Bylaws of the Company (5)
4.1	Agreement to Furnish Certain Instruments Defining the Rights of Long-Term Debt Holders (6)
4.2	Promissory note dated December 21, 2000 for $ 46.4 million between Mount Pleasant KPT LLC (Borrower) and GMAC Commercial Mortgage Corporation (Lender) (8)
4.3	Fee and Leasehold Mortgage and Security Agreement between Mount Pleasant KPT LLC (Borrower) and GMAC Commercial Mortgage Corporation (Lender) effective December 20, 2000 (8)
*10.1	Separation Agreement and General Release between the Company and C. Cammack Morton (7)
*10.2	Employment Agreement between the Company and Daniel J. Kelly effective December 29, 2000 (8)
*10.3	Separation and Settlement Agreement between the Company and Patrick M. Miniutti dated March 30, 2001 (8)
*10.4	Amended and Restated 1993 Employee Stock Option Plan (2) (6)

Exhibit #	Title
*10.5	1996 Restricted Stock Plan (2)
*10.6	Form of Individual Exchange Agreement
*10.7	Amended and Restated 1995 Outside Directors Stock Award Plan (8)
10.8	Amended and Restated Agreement of Limited Partnership of the Operating Partnership (3)
10.9	First Amendment to the Master and Exchange Option Agreement, dated as of March 16, 1998 by and among the Company, FAC Realty, L .P. and the Contributors listed therein (4)
10.10	Assignment of Interest in Master Agreement and Exchange Option Agreement, and Consent of Limited Partners dated December 22, 1997 (4)
10.11	Exchange Option Agreement dated as of October 1, 1997, by and among Carolina FAC, Limited Partnership, FAC Realty, Inc. and the Owners of the Properties and Interests listed therein (4)
10.12	Master Agreement, dated as of October 1, 1997, by and among FAC Realty, Inc., Carolina FAC, Limited Partnership, and the other signatories listed therein (4)
*10.13	Amended and Restated Stock Purchase Agreement, dated as of March 23, 1998, between the Company and Prometheus Southeast Retail, LLC (4)
*10.14	Stockholders Agreement, dated February 24, 1998, among the Company and Prometheus Southeast Retail, LLC (4)
*10.15	Registration Rights Agreement, dated February 24, 1998 between the Company and Prometheus Southeast Retail, LLC (4)
*10.16	Contingent Value Right Agreement, dated February 24, 1998, among the Company and the Prometheus Southeast Retail, LLC (4)
*10.17	Master Agreement dated February 24, 1998 by and among FAC Realty Trust, Inc., FAC Properties LP, and the signatories to the Master Agreement contained therein (9)
10.18	The Agreement for Purchase and Sale, dated July 12, 2001, by and between Konover Property Trust, Inc. as seller and Chelsea GCA Realty, Inc. as buyer (10)
10.19	Loan Agreement dated September 25, 2001, between KPT Communities LLC as borrower and CDC Mortgage Capital Inc . as lender (10)
*10.20	Separation Settlement Agreement dated September 17, 2001 by and between Christopher G. Gavrelis and Konover Property Trust, Inc. (10)
*10.21	Modification of Employment Agreement between the Company and Daniel J. Kelly
*10.22	Memorandum of Understanding Between KPT and Michael Maloney dated February 13, 2002
*10.23	Purchase and Sale Agreement dated January 31, 2002 between Sunset KPT Investment, Inc. as seller and Suzanne Levin Rice as purchaser
10.24	Agreement for Sale dated August 28, 2001 between KPT Properties, L.P. as seller and Floyd Shechter, d/b/a Cumberland Financial Services as buyer
*10.25	Guaranty of Vacant Space Deficiency dated April 1, 1998 by Lake Pointe Centre Associates, LTD as guarantor in favor of KPT Properties, L.P.
21.1	Subsidiaries of the Registrant
23.1	Consent of Arthur Andersen LLP
99.1	Letter to Securities and Exchange Commission

* Contract with management or affiliates of management or a compensatory plan.

(1) Incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4 (File No. 333-39491)

(2) Incorporated herein by reference to the Company's annual report on Form 10-K for the year ended December 31, 1996

(3) Incorporated herein by reference to the Company's annual report on Form 10-K for the year ended December 31, 1997

(4) Incorporated herein by reference to the Company's Current Report on Form 8-K dated March 23, 1998, as amended on June 3, 1998

(5) Incorporated herein by reference to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2001

(6) Incorporated herein by reference to the Company's annual report on Form 10-K for the year ended December 31, 1998

(7) Incorporated herein by reference to the Company's Current Report on Form 8-K dated March 6, 2001

(8) Incorporated herein by reference to the Company's annual report of Form 10-K for the year ended December 31, 2000

(9) Incorporated herein by reference to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1998

(10) Incorporated herein by reference to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2001

The Exhibits described above and the Financial Statements of the Company's Employee Stock Purchase Plan have been filed separately with the Securities and Exchange Commission and are available upon written request to: Investor Relations, Konover Property Trust, Inc., 3434 Kildaire Farm Road, Suite 200, Raleigh, North Carolina, 27606.

(c) Reports on Form 8K

The Company filed an 8-K on October 10, 2001. The report dated September 25, 2001, reported under Item 2 the disposal of 31 centers to Chelsea GCA Realty, Inc. The Company also reported under Item 5 the refinancing of certain properties. The report included pro forma financial information.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2002

KONOVER PROPERTY TRUST, INC.

By: /s/ J. MICHAEL MALONEY

J. Michael Maloney
Interim President and
Chief Executive Officer, Director

By: /s/ DANIEL J. KELLY

Daniel J. Kelly
Executive Vice President and
Chief Financial Officer
(Principal Accounting Officer)

By: /s/ SIMON KONOVER

Simon Konover
Chairman of the Board of Directors

By: /s/ WILLIAM D. EBERLE

William D. Eberle
Director

By: /s/ CAROL R. GOLDBERG

Carol R. Goldberg
Director

By: /s/ L . GLENN ORR, JR.

L . Glenn Orr, Jr.
Director

By: /s/ ROBERT A. ROSS

Robert A. Ross
Director

By: /s/ PHILIP A. SCHONBERGER

Philip A. Schonberger
Director

By: /s/ MARK S. TICOTIN

Mark S . Ticotin
Director

By: /s/ ANDREW E. ZOBLER

Andrew E. Zobler
Director

KONOVER PROPERTY TRUST, INC.
Consolidated Financial Statements
Years Ended December 31, 2001, 2000 and 1999

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Konover Property Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Konover Property Trust, Inc. (a Maryland corporation) and subsidiaries and partnership as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Konover Property Trust, Inc. and subsidiaries and partnership as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. Schedule III included with the consolidated financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the consolidated financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Arthur Andersen LLP

Raleigh, North Carolina
March 28, 2002

KONOVER PROPERTY TRUST, INC AND SUBSIDIARIES AND PARTNERSHIP
Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
	(in thousands)	
Assets		
Properties:		
Land	$ 43,725	$122,165
Buildings and improvements	240,993	525,699
Deferred leasing and other charges	14,361	43,304
	299,079	691,168
Accumulated depreciation and amortization	(33,373)	(97,957)
	265,706	593,211
Properties under development	4,694	22,576
Properties held for sale	60,701	18,900
Other assets:		
Cash and cash equivalents	17,615	10,660
Restricted cash	4,956	11,540
Tenant and other receivables, net of allowance of $ 2,948 and $ 2,069 at December 31, 2001 and 2000, respectively	5,406	6,980
Notes receivable	477	663
Investment in and advances to unconsolidated entities	18,606	25,120
Deferred charges and other assets	6,855	13,621
	$ 385,016	$703,271
Liabilities and Stockholders' Equity		
Liabilities:		
Debt on income properties	$ 229,709	$399,812
Capital lease obligations	196	437
Accounts payable and other liabilities	10,732	26,451
	240,637	426,700
Commitments and contingencies (Notes 2, 5, 6 and 15)		
Minority interests	3,680	8,356
Stockholders' equity:		
Convertible preferred stock, Series A, 5,000,000 shares authorized, 780,680 shares issued and outstanding at December 31, 2001 and 2000	18,679	18,679
Stock purchase warrants	9	9
Common stock, $ 0.01 par value, 100,000,000 shares authorized and 31,647,387 and 31,274,845 shares issued and outstanding at December 31, 2001 and 2000, respectively	316	313
Additional paid-in capital	290,453	290,059
Accumulated deficit	(168,756)	(40,481)
Deferred compensation — Restricted Stock Plan	(2)	(364)
	140,699	268,215
	$ 385,016	$703,271

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KONOVER PROPERTY TRUST, INC. AND SUBSIDIARIES AND PARTNERSHIP
Consolidated Statements of Operations

	Year ended December 31, 2001	2000	1999
	(in thousands, except per share data)		
Rental operations:			
Revenues:			
Base rents	$ 58,265	$ 71,254	$64,248
Percentage rents	834	1,418	1,164
Property operating cost recoveries	13,575	14,358	14,538
Other income	2,439	1,890	2,499
	75,113	88,920	82,449
Property operating costs:			
Common area maintenance	9,418	10,606	9,696
Utilities	2,485	2,865	2,807
Real estate taxes	7,782	8,526	8,140
Insurance	1,210	1,173	1,011
Marketing	213	652	574
Other	3,917	5,393	4,829
	25,025	29,215	27,057
Depreciation and amortization	18,505	25,614	23,562
	43,530	54,829	50,619
	31,583	34,091	31,830
Other expenses:			
General and administrative	7,950	6,669	6,317
Stock compensation amortization	845	2,865	1,979
Severance and other related costs	6,099	—	—
Interest, net	28,131	27,806	16,801
(Gain) loss on sale of real estate	(367)	1,946	3,810
Adjustment to carrying value of property and investments	114,755	19,338	2,400
Abandoned transaction costs	83	1,257	3,883
E-commerce start-up costs	—	—	2,847
Equity in losses of unconsolidated entities:			
Technology venture	—	5,525	—
Real estate operations	6,782	4,891	915
Minority interest	(3,645)	(1,157)	(78)
	160,633	69,140	38,874
Loss before extraordinary item	(129,050)	(35,049)	(7,044)
Extraordinary gain on early retirement of debt (Note 5)	775	—	—
Net loss	(128,275)	(35,049)	(7,044)
Preferred Stock Dividends	(271)	(1,084)	(1,089)
Net loss applicable to common stockholders	$(128,546)	$(36,133)	$ (8,133)
Basic and diluted loss per common share:			
Loss before extraordinary item applicable to common stockholders	$ (4.13)	$ (1.17)	$ (0.26)
Extraordinary item	0.02	—	—
Net loss applicable to common stockholders	$ (4.11)	$ (1.17)	$ (0.26)
Weighted average number of common shares outstanding	31,292	30,954	30,847

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KONOVER PROPERTY TRUST, INC. AND SUBSIDIARIES AND PARTNERSHIP
Consolidated Statements of Stockholders' Equity
Years ended December 31, 2001, 2000 and 1999
(in thousands except per share data)

	Convertible Preferred Stock	Stock Purchase Warrants	Common Stock	Additional Paid in Capital	Accumulated (Deficit) Earnings	Deferred Compensation Restricted Stock Plan	Total
Balance at December 31, 1998	$18,962	$ 9	$313	$328,705	$ 1,612	$(260)	$349,341
Issuance of 15,968 employee stock purchase plan shares	—	—	—	88	—	—	88
Issuance of 64,389 shares of restricted stock	—	—	—	415	—	(415)	—
Repurchase of 493,200 shares of common stock	—	—	(5)	(2,962)	—	—	(2,967)
Expenses related to sale of common stock to Lazard	—	—	—	(299)	—	—	(299)
Cancellation of 13,891 shares of restricted stock	—	—	—	(89)	—	89	—
Compensation under stock plans	—	—	—	—	—	200	200
Conversion of 11,320 shares of preferred stock into 31,444 common shares	(283)	—	1	282	—	—	—
Repurchase of restricted stock	—	—	—	(8)	—	8	—
Adjustment to value of minority interest in Operating Partnership	—	—	—	(736)	—	—	(736)
Preferred stock dividends ($ .50 per share)	—	—	—	(1,089)	—	—	(1,089)
Common stock dividends ($ .50 per share)	—	—	—	(16,436)	—	—	(16,436)
Net loss	—	—	—	—	(7,044)	—	(7,044)
Balance at December 31, 1999	18,679	9	309	307,871	(5,432)	(378)	321,058
Issuance of 22,512 employee stock purchase plan shares	—	—	—	98	—	—	98
Issuance of 107,025 shares of restricted stock	—	—	1	584	—	(422)	163
Stock options issued for services	—	—	—	61	—	—	61
Exercise of stock purchase rights for 94,600 shares of restricted stock	—	—	1	591	—	—	592
OP units converted into 260,876 shares of common stock	—	—	3	2,476	—	—	2,479
Repurchase of 55,602 shares of common stock	—	—	(1)	(236)	—	—	(237)
Expenses related to sale of common stock to Lazard	—	—	—	(3,697)	—	—	(3,697)
Cancellation of 23,196 shares of restricted stock	—	—	—	(140)	—	140	—
Compensation under stock plans	—	—	—	—	—	296	296
Adjustment to value of minority interest in Operating Partnership	—	—	—	510	—	—	510
Preferred stock dividends ($.50 per share)	—	—	—	(1,084)	—	—	(1,084)
Common stock dividends ($ .50 per share)	—	—	—	(16,975)	—	—	(16,975)
Net loss	—	—	—	—	(35,049)	—	(35,049)
Balance at December 31, 2000	18,679	9	313	290,059	(40,481)	(364)	268,215
Issuance of 8,159 employee stock purchase plan shares	—	—	—	29	—	—	29
Issuance of 11,892 shares of restricted stock	—	—	—	60	—	(60)	—
Stock options issued for services	—	—	—	18	—	—	18
Exercise of stock purchase rights for 378,162 shares of restricted stock	—	—	3	2,519	—	—	2,522
OP units converted into 95,657 shares of common stock	—	—	1	908	—	—	909
Repurchase of 91,010 shares of restricted stock	—	—	(1)	(198)	—	—	(199)
Adjustment to expenses related to sale of common stock to Lazard	—	—	—	1,445	—	—	1,445
Cancellation of 30,318 shares of restricted stock	—	—	—	(203)	—	203	—
Compensation under stock plans	—	—	—	—	—	219	219
Preferred stock dividends ($ 0. 125 per share)	—	—	—	(271)	—	—	(271)
Common stock dividends ($ 0. 125 per share)	—	—	—	(3,913)	—	—	(3,913)
Net loss	—	—	—	—	(128,275)	—	(128,275)
Balance at December 31, 2001	$18,679	$ 9	$316	$290,453	$(168,756)	$ (2)	$140,699

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KONOVER PROPERTY TRUST, INC. AND SUBSIDIARIES AND PARTNERSHIP
Consolidated Statements of Cash Flows

	Year ended December 31, 2001	2000	1999
	(in thousands)		
Cash flows from operating activities:			
Net Loss	$(128,275)	$(35,049)	$ (7,044)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Amortization of debt premium	(391)	(521)	(913)
Minority interest	(3,645)	(1,157)	(78)
Extraordinary gain on early retirement of debt	(775)	—	—
Depreciation and amortization	18,505	25,614	23,562
Stock compensation amortization	845	2,865	1,979
(Gain) loss on sale of real estate	(367)	1,946	3,810
Adjustment to carrying value of property	114,755	19,338	2,400
Adjustment to carrying value of other assets held for sale	4,256	—	—
Abandoned transaction costs	83	1,257	3,883
Amortization of deferred financing costs	2,008	2,344	2,144
Technology venture operations	—	5,525	—
Net changes in:			
Tenant and other receivables	(1,103)	2,229	48
Deferred charges and other assets	(421)	(1,343)	(1,441)
Accounts payable and other liabilities	(6,812)	(3,806)	5,432
Restricted cash—operational escrows	1,891	(148)	(755)
Net cash provided by operating activities	554	19,094	33,027
Cash flows from investing activities:			
Investment in income-producing properties	(10,878)	(36,821)	(68,564)
Net proceeds from sale of real estate	190,250	3,553	4,900
Acquisition of income-producing properties, net	—	—	(71,532)
Investment in and advances to unconsolidated entities	(98)	(4,502)	127
Payments received on notes receivable, net	185	4,622	8,414
Change in restricted cash—investing	4,693	40	(2,582)
Net cash provided by (used in) investing activities	184,152	(33,108)	(129,237)
Cash flows from financing activities:			
Proceeds from debt on income-producing properties	69,612	74,861	58,148
Repayment of debt on income-producing properties	(235,502)	(36,569)	(4,070)
Deferred financing charges	(2,503)	(4,000)	(1,271)
Other debt repayments	(347)	(261)	(232)
Net expenses from sale of common stock to Lazard	—	(685)	(299)
Exercise of stock purchasing rights	119	—	—
Issuances of shares under employee stock purchase plan	29	98	88
Repurchase of common stock	(199)	(237)	(2,967)
Distributions to stockholders	(8,960)	(13,899)	(18,080)
Net cash (used in) provided by financing activities	(177,751)	19,308	31,317
Net increase (decrease) in cash and cash equivalents	6,955	5,294	(64,893)
Cash and cash equivalents at beginning of year	10,660	5,366	70,259
Cash and cash equivalents at end of year	$ 17,615	$ 10,660	$ 5,366
Supplemental disclosures of cash flow information			
Cash paid during the year for interest	$ 29,689	$ 30,984	$ 25,374

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

KONOVER PROPERTY TRUST, INC. AND SUBSIDIARIES AND PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(ALL SQUARE FOOTAGE NUMBERS UNAUDITED)

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

Konover Property Trust, Inc. (the "Company"), formerly FAC Realty Trust, Inc., was incorporated on March 31, 1993 as a self-advised and self-managed real estate investment trust (REIT). The Company is principally engaged in the acquisition, development, ownership, and operation of retail shopping centers. The Company's revenues are primarily derived under real estate leases with national, regional and local retailing companies. During 2001, the Company's Board of Directors created a Special Committee of the Board of Directors to evaluate potential long-term strategic alternatives for the Company. These alternatives may include the sale or merger of the Company or operating as a private or public company. The ultimate determination of fair value of the Company may differ from the net book value of assets recorded in the accompanying balance sheets.

As discussed further in Note 13, the Company sold 33 centers during 2001. On December 31, 2001, the Company's owned properties consisted of:

1. thirty-one community shopping centers in six states aggregating approximately 4,003,000 square feet;

2. two centers that are held for sale, consisting of a 426,000-square-foot operating community shopping center and a 230,000-square-foot non-operating outlet center; and

3. one mixed-use center under development consisting of 110,000 square feet of retail space and 97,000 square feet of office space in the preliminary phase of lease up.

In addition, the Company had investments in:

- three operating joint-venture community centers with 246,000 square feet and one joint venture community center under development throughout the majority of 2001 with 98,000 square feet;
- a land-development joint venture consisting of approximately 590 acres (see Note 3); and
- third-party management company with 6.9 million square feet under management or leasing contracts (see Note 3).

The weighted-average square feet of gross leasable area was 8.1 million square feet for the year ended December 31, 2001 and 9.4 million square feet for the same period in 2000 (see Note 13 for further discussion of property disposals).

On December 17, 1997, following shareholder approval, the Company changed its domicile from the State of Delaware to the State of Maryland. The reincorporation was accomplished through the merger of FAC Realty, Inc.

into its Maryland subsidiary, Konover Property Trust, Inc. (formerly FAC Realty Trust, Inc.). Following the reincorporation on December 18, 1997, the Company reorganized as an umbrella partnership real estate investment trust (an "UPREIT"). The Company then contributed to KPT Properties, L.P. (formerly FAC Properties, L.P.), a Delaware limited partnership, (the "Operating Partnership") all of its assets and liabilities. In exchange for the Company's assets, the Company received limited partnership interests ("Units") in the Operating Partnership in an amount and designation that corresponded to the number and designation of outstanding shares of capital stock of the Company at the time. The Company is the sole general partner of the Operating Partnership and owned a 97% interest as of December 31, 2001. As additional limited partners are admitted to the Operating Partnership in exchange for the contribution of properties, the Company's percentage ownership in the Operating Partnership will decline. As the Company issues additional shares of capital stock, it will contribute the proceeds for that capital stock to the Operating Partnership in exchange for a number of Units equal to the number of shares that the Company issues. The Company conducts all of its business and owns all of its assets through the Operating Partnership (either directly or through subsidiaries) such that a Unit is economically equivalent to a share of the Company's common stock.

At December 31, 2001, the Company had a majority economic interest in a taxable subsidiary, Sunset KPT Investment, Inc., organized under the laws of Delaware. Sunset KPT Investment, Inc. has the ability to develop properties, buy and sell properties, provide equity to developers and perform third-party management, leasing and brokerage services. The Company holds substantially all of the non-voting common stock of the taxable subsidiary. All of the voting common stock is held by an affiliated company of a director of the Company. Accordingly, this entity is accounted for under the equity method for investments. Additionally, this taxable subsidiary is taxed as a regular corporation. In January 2002, the Company acquired the remaining interest in Sunset KPT Investment, Inc.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, its subsidiaries and the Operating Partnership. All significant intercompany balances have been eliminated in consolidation.

Properties that are owned or owned less than 100% and are controlled by the Operating Partnership have been consolidated. Control is demonstrated by the ability of the general partner to manage day-to-day operations, refinance debt and sell the assets of the partnership without the consent of the limited partner and the inability of the limited partner to replace the general partner. Investments in ventures which represent noncontrolling ownership interests or where control is deemed temporary are accounted for using the equity method of accounting. These investments are recorded initially at cost and subsequently adjusted for net equity in income (loss) and cash contributions and distributions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES

Income - producing Properties

Income - producing properties are recorded at cost less accumulated depreciation. Included in such costs are acquisition, development, construction and tenant improvement expenditures, interest incurred during construction, certain capitalized improvements and replacements and certain allocated overhead. Allocated overhead is computed primarily on the basis of time spent by certain departments in various operations and represents costs of the development department which meet the definition of "indirect costs" in Statement of Financial Accounting Standards (SFAS) No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects."

Leasing charges, including tenant construction allowances and direct costs incurred by the Company to obtain a lease, are deferred and amortized over the related leases or terms appropriate to the expenditure.

Depreciation is provided utilizing the straight-line method over the estimated useful life of up to 39 years for buildings and improvements, and 5 to 15 years for land improvements.

Certain improvements and replacements are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. All other repair and maintenance items are expensed as incurred.

Substantially all of the income-producing properties have been pledged to secure the Company's debt.

Properties under development include costs related to new development and expansions in process totaling approximately $4.7 million and $22.6 million at December 31, 2001 and 2000, respectively. The pre-construction stage of project development involves certain costs to secure land and zoning and to complete other initial tasks which are essential to the development of the project. These costs are transferred to properties under development when the pre-construction tasks are completed.

In accordance with the SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of," if events or circumstances indicate that the carrying value of an operating property to be held and used may be impaired, a recoverability analysis is performed based on estimated nondiscounted future cash flows to be generated from the property. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to estimated fair value and an impairment loss is recognized.

Properties Held for Sale

As part of the Company's ongoing strategic evaluation of its portfolio of assets, management has been authorized to pursue the sale of certain properties that currently are not fully consistent with or essential to the Company's long-term strategies. Management evaluates all properties on a regular basis in accordance with its long-term strategy and in the future may identify other properties for disposition or may decide to defer the pending disposition of the assets now held for sale. Assets held for sale are valued at the lower of carrying value or fair value less selling costs. As part of the Company's ongoing strategic evaluation of its portfolio of assets, the Company intends to sell one remaining

outlet center and a 426,000-square-foot community center. An adjustment to the carrying value of these two properties of $11.9 million was recorded in 2001 in accordance with SFAS No. 121. The Company continues to operate the community center. The one remaining outlet center has nominal rental operations for 2001. The Company is actively marketing the properties. The Company's Nashville property previously held for sale at December 31, 2000 was sold in December 2001 for its approximate net book value.

The net carrying value of assets currently being marketed for sale at December 31, 2001 is $60.7 million. The held-for-sale community center property was encumbered by $46.0 million of indebtedness at December 31, 2001. There is no debt outstanding on the held-for-sale outlet property.

The following summary financial information pertains to the properties held for sale at December 31, 2001 and for the years ended December 31, excluding adjustments to carrying value of the properties (in thousands):

	2001	2000	1999
Revenues	$6,889	$ 6,975	$ 500
Operating expenses	2,287	1,894	546
Net operating income	4,602	5,081	(46)
Depreciation and amortization	1,449	2,124	667
Interest, net	3,912	4,784	563
Other	—	40	2
Net loss	$ (759)	$(1,967)	$(1,278)

Abandoned Transaction Costs

The Company defers certain due diligence and other related costs in connection with the possible acquisition of income-producing properties, developments and venture projects. The Company evaluates the realization of the costs on an ongoing basis. Upon determining that the Company is not going to proceed with the transaction, the Company charges these costs to abandoned transaction costs in the accompanying consolidated statements of operations. The Company recorded $0.1 million, $1.3 million and $3.9 million of abandoned transaction costs in 2001, 2000 and 1999, respectively.

Interest Costs

Interest costs are capitalized to income-producing properties under construction, to the extent such assets qualify for capitalization. Total interest capitalized was $1.5 million, $2.1 million and $1.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. Interest expense includes amortization of deferred financing costs (see Note 4) and is net of interest income on cash and escrow deposit balances and amortization of debt premium.

Cash and Cash Equivalents

The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

The Company's restricted cash includes cash collateral requirements under certain debt agreements and restricted escrow accounts held for the purposes of real estate tax, property insurance, capital improvements and tenant replacement reserves. Restricted cash balances were approximately $5.0 and $11.5 million at December 31, 2001 and 2000, respectively.

Revenue Recognition

The Company, as a lessor, has retained substantially all of the risks and benefits of ownership and accounts for its leases as operating leases. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in tenant and other receivables in the accompanying balance sheets. Certain lease agreements contain provisions which provide for rents based on a percentage of sales that are recognized as earned throughout the year. In addition, certain leases provide for additional rents based on a percentage of sales volume above a specified breakpoint, which are recognized as percentage rents. Also, most leases provide for the reimbursement of real estate taxes, insurance, advertising, utilities and certain common area maintenance (CAM) costs, which are recognized as property operating cost recoveries. The property operating cost recoveries are reflected on the accrual basis.

The Company's principal financial instruments subject to potential concentration of credit risk are tenant accounts receivable that are unsecured. Although the tenants are primarily in the retail industry, the properties are geographically diverse. The Company's exposure to credit loss in the event that payment is not received for revenue recognized equals the outstanding accounts receivable balance. The Company provides an allowance for estimated uncollectible amounts.

Loss Per Common Share

The Company has adopted the provisions of SFAS No. 128, "Earnings Per Share". Under SFAS No. 128, basic earnings per share is calculated by dividing the income available to common stockholders by the weighted-average number of shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if options or warrants to purchase common shares were exercised and preferred stock was converted into common shares ("potential common shares").

For the years ended December 31, 2001, 2000 and 1999, basic and diluted earnings per share are computed based on a weighted-average number of shares outstanding of 31,292,000; 30,954,000; and 30,847,000, respectively. Potential common shares of 3,518,000; 3,667,000; and 3,625,000 have been excluded from diluted earnings per share for 2001, 2000 and 1999, respectively, because their inclusion would be antidilutive.

Income Taxes

The Company is taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with the tax year ending December 31, 1993. As a REIT, the Company generally is not

subject to federal income tax. To maintain qualification as a REIT, the Company must distribute at least 90% (95% prior to 2001) of its REIT taxable income to its stockholders and meet certain other requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate rates. The Company may also be subject to certain state and local taxes on its income and property and federal income and excise taxes on its undistributed taxable income.

Reclassifications

Certain amounts from prior years were reclassified to conform with current-year presentation. These reclassifications had no effect on net loss or stockholders' equity as previously reported.

Recent Accounting Pronouncements

In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," was issued; this statement was subsequently amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities," issued in June 2000. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The new standard requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Gains and losses resulting from changes in the values of derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company adopted SFAS Nos. 133 and 138 effective January 1, 2001. Because the Company did not have material derivative instruments in 2001, the adoption of SFAS Nos. 133 and 138 did not impact the Company's financial position.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" to resolve significant implementation issues related to SFAS 121, including the removal of goodwill from its scope and providing additional guidance for estimating future cash flows. This statement also addresses issues related to accounting for a segment of a business accounted for as a discontinued operation and establishes criteria for determining when a long-lived asset is held for sale. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company plans to adopt the provisions of this Statement for fiscal year 2002. Management believes that it will not have a material impact on the net income (loss) of the Company but will have an impact on the presentation of the results of operations for properties sold or reclassified as held for sale.

(3) INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED ENTITIES

A summary of the Company's investments in and advances to unconsolidated entities at December 31, 2001 and 2000, is as follows (all investments in unconsolidated entities are accounted for under the equity method):

Entity	Location	Ownership	December 31, 2001	December 31, 2000
			(in thousands)	
Community Center Ventures:				
Atlantic Realty LLC (2 community centers)	Apex and Pembroke, NC	50%	$ 2,501	$ 2,571
Park Place KPT LLC	Morrisville, NC	50%	4,514	6,594
Falls Pointe KPT LLC	Raleigh, NC	50%	5,734	5,991
Taxable Subsidiaries (see Note 1):				
Sunset KPT Investment, Inc.		86.5%	5,850	9,981
truefinds.com, Inc.		95%	7	(17)
			$18,606	$25,120

On December 28, 2001, Sunset KPT Investment, Inc. sold, through two of its subsidiaries, 2,110 acres of undeveloped land in Brunswick County, North Carolina for $9.3 million in cash and a $2.2 million note. The proceeds were used to pay off $5.0 million in debt on the undeveloped land. The available cash was distributed to the venture partners in which the Company will receive $1.5 million in cash and the $2.2 million note receivable, which is due in June 2002. After this transaction, Sunset KPT Investment, Inc. owned, directly or indirectly through joint ventures, 590 acres of undeveloped land in Brunswick County, North Carolina, undeveloped outparcels adjacent to Millpond Village in Raleigh, North Carolina and RMC/Konover Property Trust LLC ("RMC"), a third-party property management and leasing company with 6.9 million square feet under contract based in Tampa, Florida. In February 2002, Sunset KPT Investment, Inc. sold its interest in RMC to a former officer of the Company. RMC had a net loss of $0.6 million for the year ended December 31, 2001, which is reported in the accompanying statements of operations under "equity in losses of unconsolidated entities."

During 2001, Sunset KPT Investment, Inc. recorded an adjustment to the carrying value of its investments of $4.3 million. This charge is reported in "equity in losses of unconsolidated entities — real estate operations" in the accompanying statements of operations. Also in 2001, the Company recorded an adjustment to the carrying value of its investment in certain community center ventures of $2.4 million. This charge is reported in "adjustment to carrying value of property and investments" in the accompanying statements of operations.

The development of the remaining properties in Sunset KPT Investment, Inc. is subject to, among other things, completion of due diligence and various contingencies, including those inherent in development projects, such as zoning, leasing and financing. There can be no assurance that such transactions will be consummated.

The Company owns interests in Brunswick Commercial LLC, a subsidiary of Sunset KPT Investment, Inc., Falls Pointe KPT LLC, Atlantic Realty LLC, and Park Place KPT LLC with unrelated third parties. In each of these entities, KPT Properties L.P. serves as the managing member. These entities have total assets of approximately $44.6 million, and third-party debt secured by these assets of approximately $22.0 million. The Company guaranteed the repayment of an $8.2 million mortgage debt for Falls Pointe KPT LLC, which is currently structured as a construction loan, due in December 2002. The Company anticipates that the loan will be refinanced and replaced by a permanent, non-recourse loan by mid-2002. The mortgage debt held by Atlantic Realty and Park Place KPT LLC is non-recourse and has certain guarantees of the non-managing member.

The operating agreements for Brunswick Commercial LLC and Falls Pointe KPT LLC each include a buy/sell provision whereby either member may deliver a notice of its desire to either buy the interest of the other member, or sell its interest to the other member. In the event that either party exercises the buy/sell option, the managing member of the venture shall deliver to the other member its determination of a hypothetical sale price for all of the venture's property (as if it were being sold to a third party). After the determination of the hypothetical sale price, the other venture member must elect within a specified period of time to either (i) buy all of the member interest from the managing member for a price equal to the amount that the managing member would have received under the applicable distribution provisions of the operating agreement had the venture's property been sold for the hypothetical sale price or (ii) to sell all of its member interest to the managing member at a price equal to the amount that such member would have received under the applicable distribution provisions of the operating agreement had the venture's property been sold for the hypothetical sales price.

Summary unaudited financial information of unconsolidated entities accounted for using the equity method is as follows (in thousands):

Balance Sheets	December 31, 2001	December 31, 2000
Assets:		
Investment properties at cost, net	$37,887	$ 46,045
Cash and restricted cash	2,613	1,993
Note receivable from an unrelated party	2,150	—
Other assets	1,916	1,507
Total Assets	$44,566	$ 49,545
Liabilities and Venturers' (Deficit) Equity:		
Mortgages and other notes payable	$22,036	$ 20,224
Notes payable and other payables to the Company	26,669	25,439
Accounts payable and other liabilities	3,070	2,531
Total liabilities	51,775	48,194
Venturers' (deficit) equity	(7,209)	1,351
Total liabilities and venturers' (deficit) equity	$44,566	$ 49,545
Total Revenue	$ 6,614	$ 6,242
Total Net Loss	$ (6,909)	$(10,390)

The mortgages and other notes payable of $22.0 million are secured by the ventures' community shopping centers. The amount outstanding on Falls Pointe and Park Place totaling $16.1 million becomes due in late 2002. The remaining $5.9 million outstanding is secured by Peak Plaza and University Plaza, centers owned by Atlantic Realty LLC, which becomes due in 2019 and 2018, respectively. The Peak Plaza and University Plaza notes require fixed monthly payments of $41,700 and $18,200 for principal and interest. The interest on these two notes is variable.

4. DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets as of December 31, net of accumulated amortization of $4,788 and $11,347 at December 31, 2001 and 2000, respectively, are summarized as follows (in thousands):

	2001	2000
Deferred financing costs, net	$3,234	$ 6,648
Furniture, fixtures and equipment, net	1,775	2,596
Intangible lease rights, net	—	1,763
Prepaid expenses	877	721
Leasehold improvements, net	748	165
Other assets, net	221	1,728
	$6,855	$13,621

Deferred financing costs, including fees and costs incurred to obtain financing, are being amortized over the terms of the respective agreements. Unamortized deferred financing costs are charged to expense when the associated debt is retired before the maturity date.

5. DEBT ON INCOME PROPERTIES

Debt on income properties consists of the following at December 31 (in thousands):

	2001	2000
Mortgage notes secured by 16 properties (18 properties at December 31, 2000), interest rates ranging from 7.37% to 10.13 %. Unpaid principal and accrued interest due from December 2002 to May 2018	$144,166	$156,053
$58,000 term loan secured by 14 properties, interest at a rate of LIBOR, as defined, plus 3.2% (7.20% at December 31, 2001) (a)	58,000	—
$60,000 term loan, interest at a rate of LIBOR plus 3.25% (a)	—	58,925
$75,000 credit facility secured by 11 properties, monthly principal payments range from approximately $ 19 to $ 146 with entire balance due March 2013 and effective interest rate of 7.73% (b)	—	66,139
Class A Mortgage Notes–payable in 85 monthly principal payments ranging from approximately $ 140 to $ 173 determined using various parameters plus weighted average monthly interest payments at 7.51%. Unpaid principal and accrued interest due June, 2002 (b)	—	49,393
Class B Mortgage Notes–monthly interest payments at 7.87% with entire balance due June, 2002 (b)	—	20,000
Class C Mortgage Notes–monthly interest payments at 8.40% with entire balance due June, 2002 (b)	—	17,000
Construction loans on development properties and expansions, interest at a rate of LIBOR plus 1.5% (3.38% at December 31, 2001)	17,543	19,211
$10,000 line of credit secured by one property – monthly interest payments at LIBOR plus 2% (3.88% at December 31, 2001) (c)	10,000	6,700
	229,709	393,421
Unamortized premium on $75,000 credit facility (b)	—	6,391
	$229,709	$399,812

(a) Simultaneous with the closing of the September 25, 2001 outlet portfolio sale, the Company refinanced its $60,000 term loan with a $58,000 term loan. The $58,000 term loan matures in November 2003. The Company has an option to extend for an additional one year period, as defined in the agreement.

(b) The debt was paid or assumed by the buyer of the outlet portfolio (see Note 13). The Company recognized an extraordinary gain of approximately $0.8 million upon closing the outlet portfolio sale due to the early

extinguishment of certain debt. The gain is related to the recognition of an unamortized debt premium of $6 million offset by $5.2 million of unamortized deferred loan fees and other costs.

(c) The $10,000 line of credit expires in May 2002. The Company is in the process of renegotiating the line of credit to extend the terms, add an additional property as collateral and reduce the principal to $9,000.

Combined aggregate principal maturities of debt on income properties are as follows (in thousands):

2002	$ 34,692
2003	68,903
2004	2,135
2005	8,291
2006 and thereafter	115,688
	$229,709

The Company estimates that the fair value of debt on income properties approximates the carrying value based upon its effective current borrowing rate for debt with similar terms and remaining maturities. Disclosure about fair value of financial instruments is based upon information available to management as of December 31, 2001.

6. LEASES

The Company leases certain signage and equipment under capital lease agreements, which expire 2001 through 2004. Amortization of assets acquired through capital leases is included with depreciation and amortization expense in the accompanying statements of operations. Rent expense for the years ended December 31, 2001, 2000 and 1999 was $1.5 million, $1.2 million and $0.9 million, respectively.

Aggregate future minimum lease payments under capital and operating leases having remaining terms in excess of one year as of December 31, 2001, are as follows (in thousands):

	Capital Leases	Operating Leases
2002	$117	$ 508
2003	57	185
2004	37	185
2005	—	185
2006	—	185
Thereafter	—	469
	211	$1,717
Amount representing interest	(15)	
Present value of minimum lease payments	$196	

7. STOCKHOLDERS' EQUITY

Dividends declared on Preferred Stock and Common Stock were $0.125 per share for the year ended December 31, 2001 and $0.50 per share for the years ended December 31, 2000 and 1999.

For federal income tax purposes, the following table summarizes the estimated taxability of distributions paid (unaudited):

	2001	2000
Per Share:		
Ordinary income	$ —	$ —
Return of capital	0.125	0.50
Total	$0.125	0.50

The Company's tax returns for the year ended December 31, 2001, have not been filed, and the taxability information for 2001 is based upon the best available data. The Company's tax returns have not been examined by the Internal Revenue Service, and therefore the taxability of distributions is subject to change.

On August 5, 1998, the stockholders approved a Stock Purchase Agreement between Prometheus Southeast Retail, LLC (including its assignee, "PSR"), an affiliate of Lazard Frères Real Estate Investors, LLC, ("Lazard"), and the Company pursuant to which PSR made a $200 million purchase of shares of Common Stock of the Company at a purchase price of $9.50 per share (the "Transaction"). Upon completion of funding, PSR owned an equity interest in the Company of approximately 58%, on a diluted basis. As a result of subsequent stock repurchases by the Company, PSR's ownership interest in the Company is 61%, on a diluted basis.

Pursuant to a Contingent Value Rights Agreement with PSR, if PSR has not doubled its investment (through stock appreciation and dividends) by January 1, 2004, the Company will pay PSR, in cash or stock at its discretion, an amount necessary to achieve such a return, subject to a maximum payment of 4,500,000 shares or the cash value thereof.

In connection with the Konover & Associates South ("Konover") portfolio acquisition in 1998, the Company issued 100,000 warrants with an exercise price of $9.50 per share and 100,000 warrants with an exercise price of $12.50 per share. These warrants expire on June 30, 2008. See Note 9 below for discussion of other outstanding warrants.

8. MINORITY INTEREST

Minority interest in the accompanying consolidated financial statements relates to limited partnership interests of the Operating Partnership issued in connection with the 1998 Konover and Rodwell/Kane portfolio acquisitions. 1,064,344 OP units were issued in 1998 related to these portfolio acquisitions. In connection with the Rodwell/Kane portfolio acquisition, an additional 292,447 OP units were to be issued upon completion of certain contingencies. For the years ended 2001, 2000 and 1999, the Company issued 41,955, 1,689 and 175,232 units, respectively, as certain of the contingencies were met. 40,117 OP units were cancelled and will not be issued. 95,657 and 260,876 OP units were converted into common stock during 2001 and 2000, respectively. The limited partnership interests outstanding as of December 31, 2001 have the same economic characteristics as would 926,687 common shares, inasmuch as they share proportionately in the net income or loss and in any distributions of the Operating Partnership and such interests are redeemable for the same number of common shares of the Company or the cash value thereof, at the Company's option.

9. CONVERTIBLE PREFERRED STOCK

On April 2, 1996, the Company executed a Note Purchase Agreement and other related documents (collectively the "Agreements") with Gildea Management Company ("Gildea") and Blackacre Bridge Capital, L.L.C. ("Blackacre"), whereby Gildea and Blackacre agreed to purchase in a private placement up to $25.0 million of the Company's Exchangeable Notes (the "Exchangeable Notes"), and $5 million of its Senior Notes, both of which were unsecured. On April 3 and 29, 1996, Exchangeable Notes with an aggregate principal amount of $10.0 million each were sold pursuant to the Agreements.

Holders of the Exchangeable Notes, subject to certain conditions, were required to exchange them for shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred") at the rate of one share of Series A Preferred for each $25 in principal amount of Exchangeable Notes (800,000 shares of Series A Preferred), upon stockholder approval of necessary amendments to the Company's Certificate of Incorporation and authorization of the Series A Preferred. As of December 31, 2001, each share of Series A Preferred is convertible into shares of the Company's Common Stock at a conversion price of $8.62 per share, subject to adjustment under certain conditions, at the option of the holder.

Dividends on the Series A Preferred will be paid quarterly on each Common Stock dividend payment date in an amount equal to the dividends that would have been paid on the Common Stock then issuable upon conversion of the Series A Preferred. $0.3 million of dividends were declared to holders of Series A Preferred Stock during 2001. $1.1 million of dividends were declared to holders of the Series A Preferred Stock during 2000 and 1999.

On April 29, 1996, $5 million of the Senior Notes were placed at 97% of their face amount. On November 12, 1996, $2.5 million of the Senior Notes were placed at 100% of their face amount. In March 1997, the Company repaid the Senior Notes at their face amounts from the proceeds of the credit facility.

In connection with the issuance of the Exchangeable Notes and the initial $5 million of Senior Notes, on April 3, 1996 the Company issued the holder detachable warrants for the purchase of 200,000 shares of Common Stock of the Company. Each warrant entitles the holder, subject to certain conditions, to purchase on or before April 3, 2003 one share of Common Stock of the Company at a price equal to $9.50 per share, subject to adjustment under certain conditions. The warrants were valued using the Black-Scholes pricing model at an aggregate value of $6,000 at the issuance date. The $2.5 million of Senior Notes have detachable warrants for the purchase of 100,000 shares of Common Stock of the Company that were issued with terms and conditions similar to the existing Senior Notes, except that each warrant entitles the holder to purchase one share of Common Stock at a price equal to $8.375 per share. These warrants were valued at an aggregate value of $3,000 at the issuance date.

On July 22, 1999, 5,660 shares of the Company's Series A Preferred were exchanged by the holders into 15,722 shares of common stock. Also, on August 24, 1999, 5,660 shares of the Company's Series A Preferred were exchanged by the holders into 15,722 shares of common stock.

10. STOCK OPTION AND COMPENSATION PLANS

EMPLOYEE STOCK INCENTIVE PLAN

The Company has established a stock option plan which provides for the issuance of up to 2,800,000 shares through the grant of qualified and nonqualified options to officers and employees at exercise prices not less than market value on the date of grant. Generally, options vest over a period of four to five years from the date of grant and are exercisable for 10 years from the date of grant. Since 1997, the Company has allowed executive management to exchange vested incentive options for stock purchase rights. The stock purchase rights have no voting rights, but are entitled to receive a dividend equivalent to any cash dividends paid to common stockholders.

A summary of changes in outstanding options and stock purchase rights is as follows:

	2001		2000		1999	
	Shares	Avg. Price	Shares	Avg. Price	Shares	Avg. Price
Balance, beginning of year	2,140,207	$ 9.30	2,410,207	$9.25	886,250	$ 8.81
Options granted, at market	—	—	—	—	1,525,000	9.50
Cancelled	(1,468,000)	8.85	(270,000)	8.98	—	—
Exercised	—	—	—	—	(1,043)	5.63
Balance, end of year	672,207	$10.27	2,140,207	$9.30	2,410,207	$ 9.25
Exercisable, end of year	522,207	$10.52	692,207	$9.47	822,707	$10.25
Weighted Average Fair Value of Options Granted During the Year		$ —		$ —		$ 0.36

At December 31, 2001, 472,000 stock purchase rights were eligible for a dividend equivalent.

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding		Options Exercisable
Exercise Prices	Shares	Weighted Average Remaining Contractual Life in Years	Shares
$23.00	123,250	1.41	123,250
$21.50	18,000	3.00	18,000
$9.50	150,000	6.87	—
$7.88	40,000	12.12	40,000
$7.75	12,000	12.26	12,000
$5.63	328,957	1.40	328,957
	672,207		522,207

The fair value of each option granted in 2001, 2000 and 1999 is estimated using the Black-Scholes option pricing model with the following assumptions:

	2001	2000	1999
Dividend yield	0.00%	7.14%	7.14%
Expected volatility	40.0%	10.4%	10.4%
Risk-free interest rate	5.05%	6.11%	6.11%
Expected life in years	5	10	10

Restricted Stock Plan

The Company adopted a restricted stock plan in 1996 whereby the Company can award up to 2,250,000 shares of common stock to employees. Generally, awards under the plan vest at the end of the restriction period, which is typically three years. The awards are recorded at market value on the date of grant as unearned compensation expense and amortized over the restriction periods. Generally, recipients are eligible to receive dividends on restricted stock issued. Restricted stock and annual expense information is as follows:

	2001	2000	1999
Restricted shares issued and outstanding at January 1	264,010	141,183	95,669
Restricted shares awarded	11,892	107,025	64,389
Repurchase rights exercised and converted to restricted stock	378,162	94,600	—
Restricted shares repurchased or cancelled	(121,328)	(78,798)	(18,875)
Restricted shares issued and outstanding at December 31	532,736	264,010	141,183
Annual expense, net	$ 219,000	$296,000	$200,000
Award date - average fair value per share	$ 5.05	$ 5.30	$ 6.01

At December 31, 2001, 487,021 of the restricted shares issued are vested.

Since 1997, the Company has allowed executive management to exchange restricted stock previously issued for the right to repurchase such shares. Holders of these repurchase rights have no voting rights, but are entitled to receive a dividend equivalent to any cash dividends paid to common stockholders. Recipients of the repurchase rights may exercise their rights at any time from the date the restricted stock subject to the repurchase right becomes vested to 15 years from the date of vesting. The exercise price is generally 10% of the fair market value of the restricted stock subject to the repurchase right determined on the date of grant of the repurchase right. There is no effect on the amount of compensation to be recorded as a result of the exchange as the effective value of the restricted stock granted is the same as the value of the discounted repurchase right.

Repurchase rights and annual expense information is as follows:

	2001	2000	1999
Repurchase rights outstanding at January 1	1,701,582	1,272,555	693,597
Repurchase rights awarded	23,126	550,995	578,958
Repurchase rights converted to restricted stock	(378,162)	(94,600)	—
Repurchase rights cancelled	(781,186)	(27,368)	—
Repurchase rights outstanding at December 31	565,360	1,701,582	1,272,555
Exercisable, end of year	367,700	362,796	242,983
Annual expense, net	$ 626,000	$2,569,000	$1,779,000
Award date - average fair value per share	$ 4.80	$ 4.63	$ 6.11

Employee Stock Purchase Plan

During 1997, the Company adopted an Employee Stock Purchase Plan (ESPP) to provide all full-time employees an opportunity to purchase shares of its common stock through payroll deductions over a six-month subscription period. A total of 100,000 shares are available for purchase under this plan. The purchase price is equal to 85% of the fair market value on either the first or last day of the subscription period, whichever is lower. The plan was discontinued in 2001. Stock issuances in connection with this plan are as follows:

	2001		2000		1999	
	Subscription period		Subscription period		Subscription period	
	January 1 - June 30	July 1 - December 31 (1)	January 1 - June 30	July 1 - December 31 (1)	January 1 - June 30	July 1 - December 31 (1)
Number shares	586	—	12,066	7,573	5,138	10,446
Price per share	$2.53	—	$ 4.05	$ 3.72	$ 5.79	$ 4.68

(1) These shares were issued by the Company in the subsequent year.

Pro Forma Information

The Company has elected to adopt the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). In accordance with the provisions of SFAS No. 123, the Company has elected to apply APB Opinion No. 25 and related Interpretations in accounting for its stock option, restricted stock, and employee stock purchase plan. Had the Company elected to recognize compensation cost for these plans based on the fair value of each grant, as prescribed by SFAS No. 123, net loss and net loss per share would have changed by the pro forma amounts indicated in the table below (in thousands, except per share data):

	2001		2000		1999	
	Reported	Pro Forma	Reported	Pro Forma	Reported	Pro Forma
Net loss applicable to common stockholders	$(128,546)	$(128,570)	$(36,133)	$(36,271)	$(8,133)	$(8,242)
Net loss applicable to common stockholders per share - basic	$ (4.11)	$ (4.11)	$ (1.17)	$ (1.17)	$ (0.26)	$ (0.27)
Net loss applicable to common stockholders per share - diluted	$ (4.11)	$ (4.11)	$ (1.17)	$ (1.17)	$ (0.26)	$ (0.27)

Other Plans

The Company offers the Konover Property Trust, Inc. 401(k) and Profit Sharing Plan (the "Plan"), a tax-qualified defined contribution plan to its employees. The Plan covers substantially all employees of the Company. Eligible employees may elect to contribute 1% to 15% of their compensation to the Plan. The Company may elect to match a certain percentage of each employee's contribution and may also elect to make a profit-sharing contribution. For the years ended December 31, 2001, 2000 and 1999, the Company contributed approximately $132,000, $314,000 and $213,000, respectively, as a matching contribution, and there was no profit-sharing contribution made by the Company.

The Company has established a stock plan which provides for the issuance of up to 150,000 shares through the grant of options or stock to members of the Board of Directors who are not officers or employees of the Company. As of December 31, 2001, options to purchase 111,987 shares of common stock have been issued under this plan.

11. TENANT LEASE AGREEMENTS

The Company is the lessor of retail stores under operating leases with initial terms that expire from 2001 to 2041. Many leases are renewable at the lessee's option. Expected future minimum rental revenue to be received from tenants, excluding renewal options and contingent rentals, under operating leases in effect at December 31, 2001, are as follows (in thousands):

2002	$ 32,282
2003	29,775
2004	26,240
2005	21,020
2006	17,898
Thereafter	121,550
	$248,765

For the years ended December 31, 2001, 2000 and 1999 rental revenue from a single major tenant, VF Corporation, comprised approximately 6.2%, 7.3% and 7.3%, respectively, of total rental revenue (see Note 13).

12. ACQUISITIONS

In December 2000, the Company became the sole member in Mount Pleasant KPT LLC through a transaction including a cash payment of $2.3 million and the transfer of ownership in land and certain development costs of approximately $1.2 million.

In 1999, the Company acquired 10 individual community shopping centers aggregating 1.1 million square feet for a total purchase price of $75.7 million consisting of $71.5 million in cash and $4.2 million in debt assumption.

13. PROPERTY DISPOSALS

On December 27, 2001, the Company sold its Nashville outlet property for its approximate net book value of $5.6 million. An adjustment to the carrying value of this property of $13.0 million was recorded in 2000.

On September 25, 2001, the Company sold a 31-property portfolio for $180 million. The portfolio consisted of nine outlet properties, 16 VF-anchored properties and six community center properties. Three of the six community centers in the portfolio have outlet tenants but meet the definition of community centers, as discussed in Note 17, due to their proximity to the local market and other property characteristics. The community centers included in the portfolio were sold because they are collateral under certain common debt facilities with certain of the outlet and VF-anchored properties. All other references herein to the portfolio include a description of 28 outlet centers and three community centers. The loss on the sale approximates the adjustment to the carrying value of these properties, which was recognized in the three-month period ended June 30, 2001 of $100.5 million.

In addition, the Company sold its Kitty Hawk, NC community center on September 13, 2001 for $7.5 million. The sale resulted in a gain of $0.8 million.

In May 2000, the Company sold a center that was held for sale for its approximate net book value of $0.6 million. In September 2000, the Company sold a retail shopping center in Georgia for approximately $3 million, resulting in a loss of $1.1 million. The centers did not conform to the Company's long-term strategic plan.

In December 1999, the Company sold two centers for $4.9 million, net of closing costs of $0.5 million, resulting in a loss of $3 million. One of these properties was previously held for sale. In addition, the Company recorded a $0.6 million adjustment to the net carrying value of the remaining property held for sale in December 1999. These transactions are reported in "loss on sale of real estate" in the accompanying consolidated statement of operations in 1999. Also, in 1999, the Company incurred additional costs of $0.2 million related to the sale of a property in 1998.

The following summary financial information pertains to the above-mentioned properties sold for the year ended December 31 (in thousands):

	2001	2000	1999
Revenues	$34,098	$47,042	$49,664
Operating expenses	12,867	17,412	17,303
Net operating income	21,231	29,630	32,361
Depreciation and amortization	5,851	12,943	13,594
Interest, net	9,882	12,915	12,098
Other	111	486	20
Net income	$ 5,387	$ 3,286	$ 6,649

14. SEVERANCE AND OTHER RELATED COSTS

C. Cammack Morton resigned as an officer and director of the Company on March 6, 2001. In connection with his resignation, the Company and Mr. Morton entered into a Separation Agreement and General Release. Under the separation agreement, which was a complete settlement of Mr. Morton's rights under his former employment agreement, the Company paid Mr. Morton $2.5 million in cash and released him from the non-compete restrictions in his employment agreement. In addition, the parties agreed upon Mr. Morton's rights under various equity awards.

Mr. Morton agreed that his 225,851 vested in-the-money Repurchase Rights and 300,000 vested out-of-the-money Repurchase Rights would remain outstanding (and entitled to dividend equivalent rights) until April 1, 2002. He also agreed to the immediate cancellation of his remaining 391,299 in-the-money Repurchase Rights in exchange for an additional cash payment of $900,000. Mr. Morton also forfeited his interest in 140,000 out-of-the-money Repurchase Rights and 210,000 out-of-the-money stock options in exchange for $35,000 in cash.

Patrick M. Miniutti's employment with the Company terminated on March 6, 2001, and he resigned from the Board of Directors on March 30, 2001. In complete settlement of all rights under his former employment, Mr. Miniutti entered into a Separation and Settlement Agreement and General Release with the Company on March 30, 2001. Pursuant to the agreement, the Company paid a severance benefit to Mr. Miniutti consisting of $1.5 million in cash and the forgiveness of a $125,000 loan. The Company also released Mr. Miniutti from the non-compete restrictions imposed by his employment agreement.

In addition, in exchange for the issuance of 259,545 shares of common stock (the "Settlement Shares"), Mr. Miniutti agreed to the immediate cancellation of all rights (including dividend equivalent rights) with respect to all equity awards granted by the Company. These shares were issued in February 2002.

In addition to the $5.1 million of severance noted above, the Company recorded a charge of $1.9 million for additional severance and legal fees incurred for all severed employees. The total severance and other related cost of $7.0 million is partially offset by a $0.9 million reduction in previously amortized stock compensation expense for Mr. Morton and Mr. Miniutti.

15. Commitments and Contingencies

On June 11, 1999, a lawsuit was filed claiming that the Company is liable for a finders fee ranging from of $2 million to $4 million related to the 1998 Stock Purchase Agreement between PSR and the Company. On November 27, 2000, a judgment was entered in favor of the plaintiff in the amount of $2.8 million. This judgment together with the associated legal fees incurred in connection with this transaction were recorded in 2000. On February 1, 2002, the Maryland Court of Special Appeals reversed the $2.8 million judgment but did instruct the circuit court to enter judgment on an additional plaintiff claim. It appears likely the trial court will enter a new judgment for $1.5 million. In addition, the Company recognized a $0.3 million interest charge on this claim in 2001. Additionally, the Company is a party to certain legal proceedings relating to its ownership, management and leasing of the properties, arising in the ordinary course of business. Management does not expect the resolution of these matters to have a significant impact on the Company's financial position or results of operations. However, the ultimate resolution of these claims is not reasonably estimable.

16. Related-party Transactions

In 1998, the Company entered into an agreement with Konover & Associates South to take over the management and leasing of certain properties. In consideration of the assignment of the management and leasing agreements to the Company, the Company paid $3.8 million of which $1.4 million was paid in 2001. The chairman of the Board of Directors of the Company is an affiliate of Konover & Associates South.

17. REPORTABLE SEGMENTS

Prior to the outlet portfolio sale in September 2001, management determined under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," it had four reportable segments: community centers, outlet centers, VF-anchored centers, and centers held for sale/redevelopment/development. The outlet segment includes properties that generate a majority of their revenue from traditional outlet manufacturers and are destination oriented. The VF-anchored segment includes properties that have less than $1.5 million in total revenue, generate at least 20% of their revenue from VF and have less than 150,000 square feet. 2001 presentation includes community center and held-for-sale only. The Company now includes properties under development or redevelopment in the "All others" segment column. Previously these properties had been grouped into the held-for-sale segment. The prior years segment presentation had been restated to reflect this change. The Company evaluates

performance and allocates resources based on the net operating income (NOI) of the Company's investment portfolio. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The Company's reportable segments are business units that offer retail space to varied tenants and in varied geographical areas.

(All data in thousands and excludes straight line rent)

	Community Centers	Outlet Centers (1)	V F Centers(1)	Held-for-sale(1)	All Others(2)	Total
2001:						
NOI	$ 23,863	$ —	$ —	$25,835	$ 390	$ 50,088
Total Assets	$240,575	$ —	$ —	$62,921	$ 81,520	$385,016
2000:						
NOI	$ 36,146	$ 19,194	$ 3,574	$ 481	$ 310	$ 59,705
Total Assets	$363,675	$185,412	$42,836	$18,819	$ 92,529	$703,271
1999:						
NOI	$ 26,239	$ 21,889	$ 5,476	$ 22	$ 3,317	$ 56,943
Total Assets	$298,065	$210,477	$45,862	$20,827	$144,226	$719,457

(1) See Note 2 and 13 for details on properties held-for-sale and disposals.

(2) Includes investments in and advances to unconsolidated entities, properties under development, cash, restricted cash and other corporate assets.

18. QUARTERLY INFORMATION (UNAUDITED)

Selected quarterly financial data for the four quarters in 2000 and 1999 is as follows (in thousands, except per share data)

	Quarter ended			
	March 31	June 30	September 30	December 31
2001:				
Total revenue	$22,480	$ 21,671	$20,591	$ 10,371
Net loss applicable to common stockholders	$ (6,196)	$(109,174)	$ (67)	$(13,109)
Basic loss per common share:				
Net loss applicable to common stockholders	$ (0.20)	$ (3.50)	$ (0.00)	$ (0.41)
Diluted loss per common share:				
Net loss applicable to common stockholders	$ (0.20)	$ (3.50)	$ (0.00)	$ (0.41)
2000:				
Total revenue	$22,132	$ 23,096	$21,684	$ 22,008
Net loss applicable to common stockholders	$ (3,120)	$ (2,076)	$ (4,711)	$(26,226)
Basic loss per common share:				
Net loss applicable to common stockholders	$ (0.10)	$ (0.07)	$ (0.15)	$ (0.85)
Diluted loss per common share:				
Net loss applicable to common stockholders	$ (0.10)	$ (0.07)	$ (0.15)	$ (0.85)

KONOVER PROPERTY TRUST

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

Property	Encumbrances	Initial Cost to Company: Land	Initial Cost to Company: Bldg. And Imprvmts.	Cost Capitalized Subsequent to Acquisition: Land	Cost Capitalized Subsequent to Acquisition: Bldg. And Imprvmts.	Sale Of: Land	Sale Of: Bldg. And Imprvmts.	Adjustment to Net Realizable Value: Land	Adjustment to Net Realizable Value: Bldg. And Imprvmts.	Gross Amount at Which Carried at Close of Period: Land	Gross Amount at Which Carried at Close of Period: Bldg. And Imprvmts.	Total	Accumulated Depreciation
Arcadia, LA	$ —	$ 404,864	$ 1,856,173	$ 3,492	$1,565,852	$ (408,356)	$ (3,422,025)			$ —	$ —	$ —	$ —
Boaz, AL	—	34,998	42,004	4,232	1,402,927	(39,230)	(1,444,931)			—	—	—	—
Bolling Creek, VA	1,403,889	261,971	1,484,505	5,464	56,677	(149,790)				117,645	1,541,182	1,658,827	148,385
Branson, MO	—	5,702,365	24,600,479	34,600	2,703,330	(5,736,965)	(27,303,809)			—	—	—	—
Braves Village, SC	2,650,600	693,398	3,928,356	965	508,567					694,363	4,436,923	5,131,286	574,570
Brookneal, VA	995,763	221,968	1,257,819	5,802	32,876					227,770	1,290,695	1,518,465	124,834
Casa Grande, AZ	—	2,220,397	10,557,446		390,153	(858,207)	(4,909,789)	(1,362,190)	(6,037,810)	—	—	—	—
Celebration, NC	5,226,907	1,436,628	8,140,890	4,582	81,281					1,441,210	8,222,171	9,663,381	772,480
Conway, NH	—	324,652	2,277,122	—	116,768	(172,655)	(757,803)	(151,997)	(1,636,087)	—	—	—	—
Conway, SC	2,950,891	708,784	4,030,308	7,822	33,886					716,606	4,064,194	4,780,800	372,518
Corsicana, TX	—	336,335	1,533,169	—	63,979	(336,335)	(1,597,148)			—	—	—	—
Crossroads at Mandarin, FL	3,248,000	689,016	3,904,424	155	3,125					689,171	3,907,549	4,596,720	535,092
Crossville, TN	—	519,239	2,415,619	11,389	4,218,615	(530,628)	(6,634,234)			—	—	—	—
Danville, VA	2,039,084	465,505	2,642,090	6,019	52,033					471,524	2,694,123	3,165,647	280,973
Dare Center, NC	—	51,215	5,034,374	78	440	(51,293)	(5,034,814)			—	—	—	—
Draper, UT	—	718,188	4,294,019	56,513	4,432,611	(774,701)	(8,726,630)			—	—	—	—
Dukes Plaza, VA	3,905,347	1,013,411	5,750,521	(5,702	75,514					1,007,709	5,826,035	6,833,744	813,031
Durham Festival, NC	6,356,014	1,296,071	7,697,319	91,831	240,553					1,387,902	7,937,872	9,325,774	764,368
Eastgate Plaza, FL	6,751,200	1,578,177	8,947,744	—	209,557					1,578,177	9,157,301	10,735,478	1,231,002
Eastgate, NC	—	688,256	3,153,235	(416,226	8,479					272,030	3,161,714	3,433,744	459,871
Food Lion Plaza, VA	701,800	314,504	1,947,925	23,959	54,988					338,463	2,002,913	2,341,376	199,504
Gateway, NC	5,498,400	816,566	3,246,925	8,628	4,610,206					825,194	7,857,131	8,682,325	900,490
Georgetown, KY	—	937,490	6,510,116	—	59,508	(937,490)	(6,569,624)			—	—	—	—
Graceville, FL	—	556,765	2,544,654	—	232,499	(556,765)	(2,777,153)			—	—	—	—
Grove Park, SC	3,549,600	857,300	4,858,036	42	234					857,342	4,858,270	5,715,612	646,160
Hanson, KY	—	308,876	1,408,641	—	26,605	(308,876)	(1,435,246)			—	—	—	—
Hempstead, TX	—	375,487	1,711,282	(99,997	20,000	(275,490)	(1,731,282)			—	—	—	—
Hollywood Festival, FL	4,901,000	843,578	5,040,436	65,015	605,477					908,593	5,645,913	6,554,506	516,065
Iowa, LA	—	627,061	2,860,591	(470,942	2,862,778	(156,119)	(5,723,369)			—	—	—	—
Keysville, VA	1,367,089	321,001	1,819,008	6,600	37,399					327,601	1,856,407	2,184,008	179,682
Kittery, ME	—	355,080	2,485,826	—	118,941	(355,080)	(2,604,767)			—	—	—	—
Lake George, NY	—	975,466	4,441,445	—	331,667	(975,466)	(4,773,112)			—	—	—	—
Lake Park, GA	—	1,128,056	4,801,250	—	39,827	(4,841,077)				—	—	—	—
Lake Point Centre, FL	10,736,937	2,196,485	13,013,873	160,124	403,703					2,356,609	13,417,576	15,774,185	1,287,085
Lake Washington, FL	5,997,200	1,468,320	8,320,483	457	58,655					1,468,777	8,379,138	9,847,915	936,354
LaMarque, TX	—	4,066,414	11,864,248	—	63,977	(11,928,225)				—	—	—	—
Las Vegas, NV	—	7,158,719	18,761,605		175,639				(12,038,275)	7,158,719	6,898,969	14,057,688	6,569,589

KONOVER PROPERTY TRUST

Property	Encumbrances	Initial Cost to Company: Land	Initial Cost to Company: Bldg. And Imprvmts.	Cost Capitalized Subsequent to Acquisition: Land	Cost Capitalized Subsequent to Acquisition: Bldg. And Imprvmts.	Sale Of: Land	Sale Of: Bldg. And Imprvmts.	Adjustment to Net Realizable Value: Land	Adjustment to Net Realizable Value: Bldg. And Imprvmts.	Gross Amount at Which Carried at Close of Period: Land	Gross Amount at Which Carried at Close of Period: Bldg. And Imprvmts.	Total	Accumulated Depreciation
Lebanon, MO	—	403,915	1,889,710	—	70,086	(403,915)	(1,959,796)			—	—	—	—
Lenoir Festival, NC	5,435,849	1,175,381	6,963,471	86,933	224,252					1,262,314	7,187,723	8,450,037	689,234
Livingston, TX	—	354,381	1,615,979	—	41,962	(354,381)	(1,657,941)			—	—	—	—
MacGregor, NC	—	1,428,513	7,694,110	15,847	204,783	(7,898,893)				—	—	—	—
Merchants Festival, GA	10,000,000	2,525,209	14,309,516	8,022	69,200					2,533,231	14,378,716	16,911,947	1,492,157
Mesa, AZ	—	1,399,858	7,060,705	524,004	3,494,489	(10,555,194)				—	—	—	—
Millpond Village, NC	17,543,048	6,523,413	22,450,283	—	—					4,512,574	22,450,283	26,962,857	291,361
Mineral Wells, TX	—	315,944	1,441,675	—	17,822	(315,944)	(1,459,497)			—	—	—	—
Mobile Festival, AL	19,159,162	4,520,765	27,128,125	332,647	1,329,298					4,853,412	28,457,423	33,310,835	2,752,415
Nashville, TN	—	5,947,579	10,078,170	1,330,263	5,058,719	(2,136,692)			(13,000,197)	—	—	—	—
Nebraska City, NE	—	400,684	1,813,050	15,400	1,779,153	(416,084)	(3,592,203)			—	—	—	—
North Bend, WA	—	8,428,229	12,052,296	44,941	13,888,303	(25,940,599)				—	—	—	—
Northridge, NC	—	1,428,493	8,872,975	14,775	335,146	(9,208,121)				—	—	—	—
Oakland Park, FL	4,402,200	823,112	4,934,822	60,923	217,788					884,035	5,152,610	6,036,645	491,575
Patriots Plaza, SC	5,498,400	1,326,300	7,515,700	200	48,637					1,326,500	7,564,337	8,890,837	877,434
Robertson Corners, SC	2,499,800	595,711	3,375,694	—	4,815					595,711	3,380,509	3,976,220	505,657
Shoreside, NC	—	1,050,653	5,953,703	9,645	54,651	(6,008,354)				—	—	—	—
Smithfield, NC	—	77,667	9,064,651	1,428,125	18,148,876	(27,213,527)				—	—	—	—
South Cobb, FL	—	74,406	473,390	7,303	75,935					81,709	549,325	631,034	52,890
Square One, FL	9,052,347	1,692,011	10,043,077	128,288	615,089					1,820,299	10,658,166	12,478,465	1,014,259
Stanton Square, NC	4,402,200	1,401,330	7,994,573	14,225	278,946					1,415,555	8,273,519	9,689,074	798,052
Story City, IA	—	601,802	2,737,481	22,653	2,059,158	(624,455)	(4,796,639)			—	—	—	—
Sulphur Springs, TX	—	512,898	2,326,326	131	153,955	(513,029)	(2,480,281)			—	—	—	—
Tower, NC	5,649,200	659,677	4,459,411	7,087	110,783					666,764	4,570,194	5,236,958	656,581
Towne Centre, SC	46,028,632	9,748,721	46,613,081	10,630	992,634				(6,122,730)	9,759,351	41,482,985	51,242,336	2,500,959
Towne Square, VA	14,618,032	2,951,412	15,374,453	(225,637	70,225					2,725,775	15,444,678	18,170,453	1,504,790
Tri-Cities, TN	—	353,983	5,648,812	656,818	26,479	(1,010,801)	(5,675,291)			—	—	—	—
Tucson, AZ	—	772,231	3,572,837	20,215	161,036	(792,446)	(3,733,873)			—	—	—	—
Tupelo, MS	—	430,765	1,956,158	11,484	1,336,166	(442,249)	(3,292,324)			—	—	—	—
Union City, TN	—	296,580	1,343,859	2,983	111,557	(299,563)	(1,455,416)			—	—	—	—
University Mall, VA	6,924,331	1,232,027	6,398,674	(86,724	292,094					1,145,303	6,690,768	7,836,071	645,621
Vacaville, CA	—	30,008,142	49,464,506	—	1,282,847	(30,008,142)	(50,747,353)			—	—	—	—
Waverly Place, NC	10,216,155	1,944,220	11,017,247	2,270,735	(2,100,418)					4,214,955	8,916,829	13,131,784	709,362
West Frankfort, IL	—	471,041	2,130,358	—	12,134	(471,041)	(2,142,492)			—	—	—	—
Undeveloped Land		1,144,552		—		(1,144,552)				—	—	—	—
	$229,709,075	$135,694,211	$524,952,838	$6,216,818	$76,365,926	$(79,753,949)	$(274,169,524)	$(1,514,187)	$(38,835,099)	$60,642,893	$288,314,141	$348,957,034	$32,294,400

Property	Date of Construction	Date Acquired	Life on which Depreciation in latest Income Statement if Computed
Arcadia, LA		1993	5-39 yrs.
Boaz, AL		1993	5-39 yrs.
Bolling Creek, VA		1998	5-39 yrs.
Branson, MO	1995		5-39 yrs.
Braves Village, SC		1999	5-39 yrs.
Brookneal, VA		1998	5-39 yrs.
Casa Grande, AZ		1994	
Celebration, NC		1998	5-39 yrs.
Conway, NH		1993	
Conway, SC		1998	5-39 yrs.
Corsicana, TX		1993	5-39 yrs.
Crossroads at Mandarin, FL		1999	5-39 yrs.
Crossville, TN		1993	5-39 yrs.
Danville, VA		1998	5-39 yrs.
Dare Center, NC		1999	5-39 yrs.
Draper, UT		1993	5-39 yrs.
Dukes Plaza, VA		1999	5-39 yrs.
Durham Festival, NC		1998	5-39 yrs.
Eastgate Plaza, FL		1999	5-39 yrs.
Eastgate, NC		1997	5-39 yrs.
Food Lion Plaza, VA		1998	5-39 yrs.
Gateway, NC		1997	5-39 yrs.
Georgetown, KY		1993	5-39 yrs.
Graceville, FL		1993	5-39 yrs.
Grove Park, SC		1999	5-39 yrs.
Hanson, KY		1993	5-39 yrs.
Hempstead, TX		1993	5-39 yrs.
Hollywood Festival, FL		1998	5-39 yrs.
Iowa, LA		1993	5-39 yrs.
Keysville, VA		1998	5-39 yrs.
Kittery, ME		1993	5-39 yrs.
Lake George, NY		1993	5-39 yrs.
Lake Park, GA		1993	
Lake Point Centre, FL		1998	5-39 yrs.
Lake Washington, FL		1999	5-39 yrs.
LaMarque, TX		1994	5-39 yrs.
Las Vegas, NV		1993	5-39 yrs.

Property	Date of Construction	Date Acquired	Life on which Depreciation in latest Income Statement if Computed
Lebanon, MO		1993	5-39 yrs.
Lenoir Festival, NC		1998	5-39 yrs.
Livingston, TX		1993	5-39 yrs.
MacGregor, NC		1997	5-39 yrs.
Merchants Festival, GA		1999	5-39 yrs.
Mesa, AZ		1993	5-39 yrs.
Millpond Village, NC	2001		5-39 yrs.
Mineral Wells, TX		1993	5-39 yrs.
Mobile Festival, AL		1998	5-39 yrs.
Nashville, TN		1993	5-39 yrs.
Nebraska City, NE		1993	5-39 yrs.
North Bend, WA		1993	5-39 yrs.
Northridge, NC		1997	5-39 yrs.
Oakland Park, FL		1998	5-39 yrs.
Patriots Plaza, SC		1999	5-39 yrs.
Robertson Corners, SC		1999	5-39 yrs.
Shoreside, NC		1998	5-39 yrs.
Smithfield, NC		1993	5-39 yrs.
South Cobb, FL		1998	5-39 yrs.
Square One, FL		1998	5-39 yrs.
Stanton Square, NC		1998	5-39 yrs.
Story City, IA		1993	5-39 yrs.
Sulphur Springs, TX		1993	
Tower, NC		1997	5-39 yrs.
Towne Centre, SC		2000	5-39 yrs.
Towne Square, VA		1998	5-39 yrs.
Tri-Cities, TN		1993	5-39 yrs.
Tucson, AZ		1993	5-39 yrs.
Tupelo, MS		1993	5-39 yrs.
Union City, TN		1993	5-39 yrs.
University Mall, VA		1998	5-39 yrs.
Vacaville, CA		1993	5-39 yrs.
Waverly Place, NC		1998	5-39 yrs.
West Frankfort, IL		1993	5-39 yrs.
Undeveloped Land		*Various*	

(1) Buildings and improvements are depreciated based on a 15-39 year life. Tenant improvements are depreciated over the estimated terms of the leases, which range from 5 to 10 years.

(2) Aggregate cost of the real estate property for federal income tax purposes is approximately $364.9 million.

The changes in total real estate for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Balance, beginning of period	$ 671,987,231	$630,036,944	$552,663,047
Developed or acquired properties	22,450,283	64,029,767	85,768,668
Improvements	2,037,184	4,200,067	954,619
Adjustment to net realizable value	(11,822,730)	(19,338,472)	(588,084)
Sales	(335,694,934)	(6,941,075)	(8,761,306)
Balance end of period	$ 348,957,034	$671,987,231	$630,036,944

The changes in accumulated depreciation for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Balance, beginning of period	$ 85,495,196	$70,451,689	$55,970,612
Depreciation	12,035,747	17,636,493	16,702,617
Sales	(65,236,543)	(2,592,986)	(2,221,540)
Balance, end of period	$ 32,294,400	$85,495,196	$70,451,689

Board of Directors

SIMON KONOVER
Chairman of the Board
Founder of Konover & Associates
Executive Committee (Chair)

J. MICHAEL MALONEY
President & Chief Executive Officer
Founder of Highland Capital Group, Inc.
Executive Committee; Nominating Committee

WILLIAM D. EBERLE
Chairman of Manchester Associates, Ltd.
Co-founder, Boise-Cascade
Special Committee (Chair); Audit Committee (Chair); Nominating Committee; Executive Committee

CAROL R. GOLDBERG
President, The AVCAR Group, LTD.
Former President & CEO, The Stop & Shop Companies, Inc.
Compensation Committee (Chair); Special Committee

L. GLENN ORR, JR.
Senior Managing Director, The Orr Group, Investment Bankers
Former Chairman, President & CEO, Southern National Corporation
Audit Committee; Special Committee

ROBERT A. ROSS
Vice President, Lazard Frères Real Estate Investors, L.L.C.
Audit Committee

PHILIP SCHONBERGER
Managing Member, Albemarle Equities, LLC.
Former Chairman, Landau & Heyman, Inc.
Compensation Committee

MARK S. TICOTIN
Managing Principal of Lazard Frères Real Estate Investors L.L.C.
Nominating Committee (Chair); Executive Committee

ANDREW E. ZOBLER
Principal, Lazard Frères & Co., L.L.C.
Executive Committee; Compensation Committee

Senior Management

DANIEL J. KELLY
Executive Vice President
Chief Financial Officer

ROBIN W. MALPHRUS
Senior Vice President
General Counsel & Secretary

REBECCA G. BOTTORFF
Vice President
Human Resources

JENNIFER L. GEIGERMAN
Vice President
Asset Management

MARCUS B. LILES, III
Vice President
Assistant General Counsel

ANTHONY K. SLATER
Vice President
Accounting & Financial Reporting

Corporate Offices

Konover Property Trust
3434 Kildaire Farm Road, Suite 200
Raleigh, North Carolina 27606
Phone (919) 372-3000
Fax (919) 372-3250

Transfer Agent

First Union National Bank of North Carolina
First Union Customer Information Center
Corporate Trust Finance Dept. NC 1196
1525 West W.T. Harris Blvd. 3C3
Charlotte, North Carolina 28288
Phone (800) 829-8432

Dividend Reinvestment Plan

First Union National Bank of North Carolina
First Union Customer Information Center
Corporate Trust Finance Dept. NC 1196
1525 West W.T. Harris Blvd. 3C3
Charlotte, North Carolina 28288
Phone (800) 829-8432

Shareholder Inquiries

Information about Konover Property Trust may be obtained without charge by writing to Daniel J. Kelly, Chief Financial Officer, at the Company's corporate office, or by sending an e-mail to him at djkelly@konovertrust.com.

Common Stock

The common stock of Konover Property Trust is traded on the New York Stock Exchange (NYSE) under the symbol KPT. The number of stockholders of record as of March 20, 2002 was 353.

Independent Public Accountants

Arthur Andersen LLP
Raleigh, North Carolina